================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 6-K

                               -----------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2003

                      Perusahaan Perseroan (Persero) P.T.
                       Indonesian Satellite Corporation
                (Translation of Registrant's Name into English)

                               -----------------

                               Indosat Building
                         Jalan Medan Merdeka Barat, 21
                           Jakarta 10110--Indonesia
                   (Address of Principal Executive Offices)

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F __X__       Form 40-F ______

   (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes ______   No __X__

   (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______.)

================================================================================

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Perusahaan Perseroan (Persero) P.T.
                                    Indonesian Satellite Corporation

Date: April 10, 2003                By: /s/  WIDYA PURNAMA
                                    -----------------------------------
                                    Name: Widya Purnama
                                    Title: President

Consolidated Financial Statements
With Independent Auditors' Report
December 31, 2001 and 2002
With Comparative Figures for 2000
(Indonesian Currency)

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk
AND SUBSIDIARIES

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
       PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                       CONSOLIDATED FINANCIAL STATEMENTS
                       WITH INDEPENDENT AUDITORS' REPORT
                          DECEMBER 31, 2001 AND 2002
                       WITH COMPARATIVE FIGURES FOR 2000

                               Table of Contents

                                                                      Page
      Independent Auditors' Report
      Consolidated Balance Sheets                                   1 -- 4
      Consolidated Statements of Income                             5 -- 6
      Consolidated Statements of Changes in Stockholders' Equity    7 -- 9
      Consolidated Statements of Cash Flows                       10 -- 11
      Notes to Consolidated Financial Statements                 12 -- 118

                             *********************

This report is originally issued in Indonesian language.

Independent Auditors' Report

Report No. RPC-0326/02

Stockholders and Boards of Commissioners and Directors
Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk

We have audited the consolidated balance sheets of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk and Subsidiaries ("the Companies") as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements for the year ended December 31, 2001 of PT Satelit Palapa Indonesia and Subsidiaries, entities in which the investment had been accounted for using the equity method until the controlling interest was acquired in May 2001 as discussed in Note 4 to the consolidated financial statements. The total assets and revenues of these entities constitute 29.6% and 44.6%, respectively, of the consolidated totals in 2001. Those statements were audited by other auditors whose report, which expressed an unqualified opinion, has been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors. The Companies' consolidated financial statements for the year ended December 31, 2000 were audited by other independent auditors whose report dated March 22, 2001, expressed an unqualified opinion on those statements, and included an explanatory paragraph that described the effects of the economic conditions on the Companies.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Companies as of December 31, 2001 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles in Indonesia.

Note 36 to the consolidated financial statements summarizes the effects the current economic condition in Indonesia has had on the Companies, as well as measures the Companies have implemented and plan to implement in response to the economic condition. The accompanying consolidated financial statements include the effects of the economic condition to the extent they can be determined and estimated.

PRASETIO, SARWOKO & SANDJAJA

Drs. Soemarso S. Rahardjo, ME
License No. 98.1.0064

February 27, 2003

NOTICE TO READERS

The accompanying consolidated financial statements are intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in Indonesia and not with those in any other jurisdictions. The standards, procedures and practices applied to audit such financial statements are those generally accepted and applied in Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          December 31, 2001 and 2002
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                           2002
                                          Notes        2001      2002    (Note 3)
                                          -----      --------- --------- --------
                                                        Rp        Rp      U.S.$
                                                     --------- --------- --------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                  2d, 5, 26 4,637,796 2,831,760 316,752
Short-term investments                            2e        --    67,625   7,564
Accounts receivable
 Trade                                        2f, 15
   Related parties
     PT Telekomunikasi
       Indonesia Tbk
       ("Telkom")--net
       of allowance for
       doubtful accounts
       of Rp 81,885 in 2001
       and Rp 111,306
       in 2002                                  6,26   527,917   302,217  33,805
     Others--net of allowance
       for doubtful accounts of
       Rp 26,911 in 2001 and
       Rp 44,108 in 2002                          26   107,378   178,673  19,986
   Third parties--net of allowance
     for doubtful accounts of
     Rp 452,927 in 2001 and
     Rp 238,020 in 2002                            7   686,834   647,463  72,423
 Others
   Related party
     Telkom                                     4,26 2,418,830    85,201   9,530
   Third parties                                 26f    78,852   116,874  13,073
Derivative instruments                        2p, 28    41,918        --      --
Inventories                                       2g    69,158    72,275   8,085
Advances                                                11,687    61,915   6,926
Prepaid taxes and expenses            2h, 13, 25, 26   189,622   620,043  69,356
Other current assets--net of
 allowance for doubtful
 accounts of Rp 30,008 in
 2001                                         2d, 26    65,462   156,094  17,460
                                                     --------- --------- -------
Total Current Assets                                 8,835,454 5,140,140 574,960
                                                     --------- --------- -------
NON-CURRENT ASSETS
Due from related parties--net of
 allowance for doubtful
 accounts of Rp 80,765 in 2001
 and Rp 77,905 in 2002                        2f, 26    47,499    40,429   4,522
Deferred tax assets--net                      2r, 13   234,130   123,068  13,766
Investments in associated companies--
 net of allowance for decline in
 value of Rp 93,316 in 2001
 and Rp 90,781 in 2002                         2i, 8    91,921   160,168  17,916

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (continued)
                          December 31, 2001 and 2002
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                  2002
                                          Notes           2001        2002      (Note 3)
                                    ------------------ ----------  ----------  ---------
                                                           Rp          Rp         US$
                                                       ----------  ----------  ---------
Other long-term investments--net of
 allowance for decline in value of
 Rp 267,966 in 2001 and
 Rp 252,943 in 2002                              2i, 9    402,502     273,669     30,611
Property and equipment              2j, 2k, 2n, 10, 15
 Carrying value                                        13,864,807  17,839,398  1,995,458
 Accumulated depreciation                              (4,264,691) (5,948,933)  (665,429)
 Impairment in value                                     (131,209)   (131,209)   (14,676)
                                                       ----------  ----------  ---------
 Net                                                    9,468,907  11,759,256  1,315,353
Goodwill--net                        1d, 2c, 2l, 4, 11  2,410,080   3,711,914    415,203
Long-term receivables                              26f    146,539     151,917     16,993
Long-term prepaid pension--net
 of current portion                         2o, 25, 26    284,410     286,240     32,018
Long-term advances                               12,26    202,967      61,801      6,913
Others                                  2d, 2h, 15, 26    224,291     293,863     32,871
                                                       ----------  ----------  ---------
Total Non-Current Assets                               13,513,246  16,862,325  1,886,166
                                                       ----------  ----------  ---------
TOTAL ASSETS                                           22,348,700  22,002,465  2,461,126
                                                       ==========  ==========  =========

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (continued)
                          December 31, 2001 and 2002
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                     2002
                                       Notes     2001      2002    (Note 3)
                                      -------- --------- --------- --------
                                                  Rp        Rp       US$
                                               --------- --------- --------
    LIABILITIES AND STOCKHOLDERS'
    EQUITY

    CURRENT LIABILITIES
    Short-term loans                     15,26       525   226,184  25,300
    Accounts payable--trade
     Related parties                        26     3,242     5,682     636
     Third parties                               201,661   109,047  12,198
    Procurement payable                          988,512   936,605 104,766
    Taxes payable                           13 2,898,298   248,181  27,761
    Accrued expenses                  4,14,22,
                                      25,26,28   305,607   375,204  41,969
    Unearned income                         2m   225,141   526,889  58,936
    Deposits from customers                       16,286    12,667   1,417
    Derivative instruments              2p, 28     1,077        --      --
    Current maturities of long-term
     debts                                 2t,
                                        15, 30
     Related party                          26
       Government of the Republic
         of Indonesia                              5,010     5,010     560
     Third parties                               813,801   640,036  71,592
    Other current liabilities                     52,417    96,947  10,844
                                               --------- --------- -------
    Total Current Liabilities                  5,511,577 3,182,452 355,979
                                               --------- --------- -------

    NON-CURRENT LIABILITIES
    Due to related parties                  26     9,968    20,732   2,319
    Deferred tax liabilities--net       2r, 13   104,163   522,348  58,428
    Long-term debts--net of current
     maturities                        2t, 15,
                                            30
     Related parties                        26     8,639 1,696,426 189,757
     Third parties                             2,202,405 1,660,767 185,768
    Bonds payable                       2t, 16 3,323,959 3,957,057 442,624
    Other non-current liabilities           26   209,323   221,839  24,814
                                               --------- --------- -------
    Total Non-Current Liabilities              5,858,457 8,079,169 903,710
                                               --------- --------- -------
    MINORITY INTEREST                      2 b   238,963   137,442  15,374
                                               --------- --------- -------
    STOCKHOLDERS' EQUITY
    Capital stock--Rp 500 par value
     per A share and B share
     Authorized--1 A share and
       3,999,999,999 B shares
     Issued and fully paid--1 A share
       and 1,035,499,999 B shares           17   517,750   517,750  57,914
    Premium on capital stock                     673,075   673,075  75,288

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (continued)
                          December 31, 2001 and 2002
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                       2002
                                         Notes    2001       2002    (Note 3)
                                         ----- ---------- ---------- ---------
                                                   Rp         Rp      U.S.$
                                               ---------- ---------- ---------
  Difference in value from restructuring
   transactions of entities under
   common control                        2c, 4  4,359,259  4,467,740   499,747
  Difference in transactions of equity
   changes in associated
   companies/subsidiaries                2i, 4    284,197    284,285    31,799
  Retained earnings
   Appropriated                                    18,471     14,528     1,625
   Unappropriated                               4,886,951  4,646,024   519,690
                                               ---------- ---------- ---------
  Total Stockholders' Equity                   10,739,703 10,603,402 1,186,063
                                               ---------- ---------- ---------
  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                         22,348,700 22,002,465 2,461,126
                                               ========== ========== =========

   See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                    Years Ended December 31, 2001 and 2002
                       With Comparative Figures for 2000
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                   2002
                                       Notes       2000       2001       2002    (Note 3)
                                    ----------- ---------  ---------  ---------  --------
                                                    Rp         Rp         Rp      U.S.$
                                                ---------  ---------  ---------  --------
OPERATING REVENUES                       2m, 26
Cellular                            18,31,32,33        --  1,769,907  3,271,652  365,957
International calls                 19,31,32,33 2,184,008  2,157,492  2,137,939  239,143
Multimedia, Data Communication,
 Internet ("MIDI")                        15,20   731,740  1,105,088  1,263,038  141,279
Other services                                     76,496    105,649     94,353   10,554
                                                ---------  ---------  ---------  -------
Total Operating Revenues                        2,992,244  5,138,136  6,766,982  756,933
                                                ---------  ---------  ---------  -------
OPERATING EXPENSES                           2m
Depreciation                             2j, 10   189,852  1,011,619  1,723,933  192,834
Personnel costs                     2n, 2o, 22,
                                          25,26   324,129    496,268    687,240   76,872
Compensation to
 telecommunications carriers
 and service providers                 21,26,32   555,439    597,538    609,602   68,188
Administration and general                23,26   119,126    267,304    454,363   50,824
Maintenance                              2j, 2n    64,861    286,588    302,988   33,891
Leased circuits                                   105,853    133,792    192,161   21,494
Marketing                                          47,967    100,382    148,911   16,657
Other costs of services                   24,26   109,708    415,841    735,947   82,320
                                                ---------  ---------  ---------  -------
Total Operating Expenses                        1,516,935  3,309,332  4,855,145  543,080
                                                ---------  ---------  ---------  -------
OPERATING INCOME                                1,475,309  1,828,804  1,911,837  213,853
                                                ---------  ---------  ---------  -------
OTHER INCOME (EXPENSES)                      2m
Interest income                              26   173,014    642,075    822,302   91,980
Gain on foreign exchange--net               2 q   462,768    524,087    393,820   44,051
Amortization of goodwill                 2l, 11    (2,480)  (321,201)  (753,495) (84,284)
Interest expense                             2t   (18,834)  (402,485)  (566,877) (63,409)
Provision for doubtful interest
 receivable from
 convertible bonds                            9        --    (19,650)  (287,792) (32,191)
Adjustment of accounts receivable--
 trade from Telkom                            6        --         --   (118,018) (13,201)
Consultancy fees                           4,26        --   (259,811)        --       --
Others--net                              2p, 28   179,870     14,360   (130,524) (14,600)
                                                ---------  ---------  ---------  -------
Other Income (Expenses)--Net                      794,338    177,375   (640,584) (71,654)
                                                ---------  ---------  ---------  -------
EQUITY IN NET INCOME OF
ASSOCIATED COMPANIES                      2i, 8    83,469    132,268     72,288    8,086
                                                ---------  ---------  ---------  -------
INCOME BEFORE INCOME TAX                        2,353,116  2,138,447  1,343,541  150,285
                                                ---------  ---------  ---------  -------
INCOME TAX BENEFIT
 (EXPENSE)                               2r, 13
Current                                          (630,578)  (650,452)  (245,870) (27,503)
Deferred                                          (57,170)   238,259   (528,491) (59,115)
                                                ---------  ---------  ---------  -------
Income Tax Expense--Net                          (687,748)  (412,193)  (774,361) (86,617)
                                                ---------  ---------  ---------  -------
INCOME BEFORE MINORITY
INTEREST IN NET INCOME
OF SUBSIDIARIES AND
PREACQUISITION INCOME                           1,665,368  1,726,254    569,180   63,667

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF INCOME (continued)
                    Years Ended December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                        2002
                                Notes    2000       2001      2002    (Note 3)
                                ----- ---------  ---------  --------  --------
                                          Rp         Rp        Rp      U.S.$
                                      ---------  ---------  --------  --------
 MINORITY INTEREST IN NET
 INCOME OF SUBSIDIARIES          2b     (23,243)  (273,459)  (27,065)  (3,028)
 PREACQUISITION INCOME           1d          --         --  (205,863) (23,027)
                                      ---------  ---------  --------  -------
 NET INCOME                      27   1,642,125  1,452,795   336,252   37,612
                                      =========  =========  ========  =======
 BASIC EARNINGS PER SHARE        2u    1,585.83   1,402.99    324.72     0.04
                                      =========  =========  ========  =======
 BASIC EARNINGS PER ADS
      (ten B shares per ADS)     2u   15,858.28  14,029.89  3,247.24     0.36
                                      =========  =========  ========  =======

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    Years Ended December 31, 2001 and 2002
                       With Comparative Figures for 2000
                       (Expressed in millions of Rupiah)

                                                                                         2000
                                                          ------------------------------------------------------------------
                                                                 Capital          Difference in Value
                                                                 Stock--  Premium from Restructuring      Difference in
                                                                 Issued     on      Transactions of   Transactions of Equity
                                                                and Fully Capital   Entities under    Changes in Associated
                       Description                        Notes   Paid     Stock    Common Control    Companies/Subsidiaries
--------------------------------------------------------- ----- --------- ------- ------------------- ----------------------

Balance as of January 1, 2000                                    517,750  673,075     (2,509,987)            578,570

Increase in equity investment in PT Telekomunikasi
 Selular due to the difference between the rupiah par
 value and the rupiah equivalent of the capital
 contribution in U.S. dollar--net of applicable Income
 Tax of Rp 1,095                                           2i         --       --             --               2,554

Increase in PT Satelit Palapa Indonesia's difference in
 transactions of equity changes in a subsidiary arising
 from the translation of the financial statements of
 Satelindo International Finance B.V. from U.S. dollar
 to rupiah--net of applicable Income Tax of Rp 42          2b         --       --             --                  98

Increase in difference in foreign currency translation
 arising from the translation of the financial statements
 of Indosat Japan Co., Ltd. from Japanese yen to
 rupiah--net of applicable Income Tax of Rp 1,212          2b         --       --             --                  --

Resolution during the Annual Stockholders' General
 Meeting on April 20, 2000
 Declaration of cash dividend                              27         --       --             --                  --
 Appropriation for reserve fund                            27         --       --             --                  --

Net income for the year                                               --       --             --                  --
                                                                 -------  -------     ----------             -------
Balance as of December 31, 2000                                  517,750  673,075     (2,509,987)            581,222
                                                                 =======  =======     ==========             =======

                                                                                 2000
                                                          -------------------------------------------------
                                                          Difference
                                                              in
                                                            Foreign        Retained Earnings
                                                           Currency   --------------------------
                       Description                        Translation Appropriated Unappropriated    Net
--------------------------------------------------------- ----------- ------------ -------------- ---------

Balance as of January 1, 2000                                9,667       11,426      3,120,446    2,400,947

Increase in equity investment in PT Telekomunikasi
 Selular due to the difference between the rupiah par
 value and the rupiah equivalent of the capital
 contribution in U.S. dollar--net of applicable Income
 Tax of Rp 1,095                                                --           --             --        2,554

Increase in PT Satelit Palapa Indonesia's difference in
 transactions of equity changes in a subsidiary arising
 from the translation of the financial statements of
 Satelindo International Finance B.V. from U.S. dollar
 to rupiah--net of applicable Income Tax of Rp 42               --           --             --           98

Increase in difference in foreign currency translation
 arising from the translation of the financial statements
 of Indosat Japan Co., Ltd. from Japanese yen to
 rupiah--net of applicable Income Tax of Rp 1,212            2,828           --             --        2,828

Resolution during the Annual Stockholders' General
 Meeting on April 20, 2000
 Declaration of cash dividend                                   --           --       (689,643)    (689,643)
 Appropriation for reserve fund                                 --        2,789         (2,789)          --

Net income for the year                                         --           --      1,642,125    1,642,125
                                                            ------       ------      ---------    ---------
Balance as of December 31, 2000                             12,495       14,215      4,070,139    3,358,909
                                                            ======       ======      =========    =========

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
                    Years Ended December 31, 2001 and 2002
                       With Comparative Figures for 2000
                       (Expressed in millions of Rupiah)

                                                                                         2001
                                                          -----------------------------------------------------------------
                                                                 Capital          Difference in Value
                                                                 Stock--  Premium from Restructuring      Difference in
                                                                 Issued     on      Transactions of   Transactions of Equity
                                                                and Fully Capital   Entities under    Changes in Associated
                       Description                        Notes   Paid     Stock    Common Control    Companies/Subsidiaries
--------------------------------------------------------- ----- --------- ------- ------------------- ----------------------
Balance as of January 1, 2001                                    517,750  673,075     (2,509,987)             581,222

Adjustment arising from sale of equity interest in PT
 Telekomunikasi Selular using the pooling-of-interests
 method--net of applicable Income Tax of
 Rp 2,943,963                                             2i, 4       --       --      6,869,246             (297,031)

Increase in PT Satelit Palapa Indonesia's difference in
 transactions of equity changes in a subsidiary arising
 from the translation of the financial statements of
 Satelindo International Finance B.V. from U.S. dollar
 to rupiah--net of applicable Income Tax of Rp 3             2b       --       --             --                    6

Decrease in difference in foreign currency translation
 arising from the translation of the financial statements
 of Indosat Japan Co., Ltd. from Japanese yen to
 rupiah--net of applicable Income Tax of Rp 5,355            2b       --       --             --                   --

Resolution during the Annual Stockholders' General
 Meeting on May 10, 2001
 Declaration of cash dividend                                27       --       --             --                   --
 Appropriation for reserve fund                              27       --       --             --                   --

Net income for the year                                               --       --             --                   --
                                                                 -------  -------     ----------             --------
Balance as of December 31, 2001                                  517,750  673,075      4,359,259              284,197
                                                                 =======  =======     ==========             ========

                                                                                 2001
                                                          --------------------------------------------------
                                                          Difference
                                                              in
                                                            Foreign        Retained Earnings
                                                           Currency   --------------------------
                       Description                        Translation Appropriated Unappropriated     Net
--------------------------------------------------------- ----------- ------------ -------------- ----------
Balance as of January 1, 2001                                12,495      14,215      4,070,139     3,358,909

Adjustment arising from sale of equity interest in PT
 Telekomunikasi Selular using the pooling-of-interests
 method--net of applicable Income Tax of
 Rp 2,943,963                                                    --          --             --     6,572,215

Increase in PT Satelit Palapa Indonesia's difference in
 transactions of equity changes in a subsidiary arising
 from the translation of the financial statements of
 Satelindo International Finance B.V. from U.S. dollar
 to rupiah--net of applicable Income Tax of Rp 3                 --          --             --             6

Decrease in difference in foreign currency translation
 arising from the translation of the financial statements
 of Indosat Japan Co., Ltd. from Japanese yen to
 rupiah--net of applicable Income Tax of Rp 5,355           (12,495)         --             --       (12,495)

Resolution during the Annual Stockholders' General
 Meeting on May 10, 2001
 Declaration of cash dividend                                    --          --       (631,727)     (631,727)
 Appropriation for reserve fund                                  --       4,256         (4,256)           --

Net income for the year                                          --          --      1,452,795     1,452,795
                                                            -------      ------      ---------    ----------
Balance as of December 31, 2001                                  --      18,471      4,886,951    10,739,703
                                                            =======      ======      =========    ==========

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
                    Years Ended December 31, 2001 and 2002
                       With Comparative Figures for 2000
                       (Expressed in millions of Rupiah)

                                                                                     2002
                                                     ---------------------------------------------------------------------
                                                            Capital             Difference in Value
                                                            Stock--             from Restructuring      Difference in
                                                            Issued   Premium on   Transactions of   Transactions of Equity
                                                           and Fully  Capital     Entities under    Changes in Associated
                    Description                      Notes   Paid      Stock      Common Control    Companies/Subsidiaries
---------------------------------------------------- ----- --------- ---------- ------------------- ----------------------

Balance as of January 1, 2002                               517,750   673,075        4,359,259             284,197

Adjustment on difference in value from
  restructuring transactions of entities under
  common control of PT Indosatcom Adimarga, a
  subsidiary, due to adoption of Financial
  Accounting Standards ("SAK") 46, "Accounting
  for Income Tax"                                       2r       --        --             (704)                 --

Gain on sale of investment in PT Pramindo Ikat
  Nusantara to Telkom which was accounted for
  under the pooling-of-interests method              2i, 9       --        --          109,185                  --

Increase in PT Satelit Palapa Indonesia's difference
  in transactions of equity changes in a subsidiary
  arising from the translation of the financial
  statements of Satelindo International Finance
  B.V. from U.S. dollar to rupiah--net of
  applicable Income Tax of Rp 38                        2b       --        --               --                  88

Resolution during the Annual Stockholders'
  General Meeting on June 20, 2002
  Declaration of cash dividend                          27       --        --               --                  --
  Appropriation for reserve fund                        27       --        --               --                  --

Net income for the year                                          --        --               --                  --
                                                            -------   -------        ---------             -------
Balance as of December 31, 2002                             517,750   673,075        4,467,740             284,285
                                                            =======   =======        =========             =======

                                                                      2002
                                                     --------------------------------------


                                                          Retained Earnings
                                                     --------------------------
                    Description                      Appropriated Unappropriated     Net
---------------------------------------------------- ------------ -------------- ----------

Balance as of January 1, 2002                           18,471      4,886,951    10,739,703

Adjustment on difference in value from
  restructuring transactions of entities under
  common control of PT Indosatcom Adimarga, a
  subsidiary, due to adoption of Financial
  Accounting Standards ("SAK") 46, "Accounting
  for Income Tax"                                           --             --          (704)

Gain on sale of investment in PT Pramindo Ikat
  Nusantara to Telkom which was accounted for
  under the pooling-of-interests method                     --             --       109,185

Increase in PT Satelit Palapa Indonesia's difference
  in transactions of equity changes in a subsidiary
  arising from the translation of the financial
  statements of Satelindo International Finance
  B.V. from U.S. dollar to rupiah--net of
  applicable Income Tax of Rp 38                            --             --            88

Resolution during the Annual Stockholders'
  General Meeting on June 20, 2002
  Declaration of cash dividend                              --       (581,122)     (581,122)
  Appropriation for reserve fund                        (3,943)         3,943            --

Net income for the year                                     --        336,252       336,252
                                                        ------      ---------    ----------
Balance as of December 31, 2002                         14,528      4,646,024    10,603,402
                                                        ======      =========    ==========

   See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years Ended December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                      2002
                                                   2000        2001        2002     (Note 3)
                                                ----------  ----------  ----------  --------
                                          Notes     Rp          Rp          Rp       U.S. $
                                          ----- ----------  ----------  ----------  --------
CASH FLOWS FROM OPERATING
ACTIVITIES
Cash received from:
 Customers                                       2,988,755   5,542,173   6,629,463   741,551
 Interest income                                   160,434     593,184     730,690    81,733
 Other income--net                                 735,388     289,025          --        --
Cash paid for:
 Employees and suppliers                        (1,821,136) (3,380,447) (3,058,479) (342,112)
 Taxes                                            (578,336) (1,128,660) (2,713,930) (303,572)
 Interest expense                                  (29,152)   (338,085)   (598,876)  (66,988)
 Other operating expenses                          (16,827)    (23,505)   (198,223)  (22,173)
 Other expenses--net                                    --          --    (446,161)  (49,906)
                                                ----------  ----------  ----------  --------
Net Cash Provided by
 Operating Activities                            1,439,126   1,553,685     344,484    38,533
                                                ----------  ----------  ----------  --------
CASH FLOWS FROM INVESTING
ACTIVITIES
Proceeds from sale of investment--net of
 acquisition of investments under
 cross-ownership transactions               4           --   5,967,430   2,255,129   252,252
Additional advances for purchase of
property and equipment                                  --     (13,476)         --        --
Proceeds from sale of other long-term
 investment                                 9           --          --      80,646     9,021
Proceeds from sale of property and
 equipment                                           3,082       5,561       3,412       382
Acquisition of property and equipment             (275,846) (2,638,802) (3,468,274) (387,951)
Acquisition of 25% equity interest in
PT Satelit Palapa Indonesia                 1           --          --  (2,824,250) (315,912)
Increase in restricted cash and cash
 equivalents                                        (3,577)    (33,523)   (151,166)  (16,909)
Additional short-term investments                       --          --     (67,625)   (7,564)
Proceeds from liquidation of a subsidiary               --      15,008          --        --
Compensation from Intelsat for the use
 of capital                                         27,376       9,773          --        --
Acquisition of equity in PT Bimagraha
 Telekomindo                                4           --  (4,235,859)         --        --
Additional investments in associated
 companies                                          (2,400)       (100)         --        --
Proceeds from sale of other investments                188          --          --        --
                                                ----------  ----------  ----------  --------
Net Cash Used in Investing Activities             (251,177)   (923,988) (4,172,128) (466,681)
                                                ----------  ----------  ----------  --------
CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from long-term debts                        2,032     406,097   3,784,065   423,273
Proceeds from bonds payable                16           --   1,000,000   1,250,000   139,821
Proceeds from short-term loans                       1,567          --     665,284    74,417
Proceeds from the exercise of
 derivative instruments                             23,619      41,628      36,984     4,137
Repayment of long-term debts                       (19,210)   (412,184) (2,388,960) (267,221)
Cash dividends paid                               (689,643)   (631,727)   (581,122)  (65,002)
Repayment of short-term loans                           --      (1,482)   (446,525)  (49,947)
Repayment of bonds payable                              --          --    (299,968)  (33,554)
                                                ----------  ----------  ----------  --------

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                    Years Ended December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                         2002
                                                      2000       2001        2002      (Note 3)
                                                   ---------  ----------  ----------  ---------
                                             Notes     Rp         Rp          Rp        U.S.$
                                             ----- ---------  ----------  ----------  ---------
Net Cash Provided by (Used in)
 Financing Activities                               (681,635)    402,332   2,019,758    225,924
                                                   ---------  ----------  ----------  ---------
NET INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS                            506,314   1,032,029  (1,807,886)  (202,224)
CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR                               1,898,834   2,405,148   4,637,796    518,769
BEGINNING BALANCE OF CASH
AND CASH EQUIVALENTS FROM
NEW SUBSIDIARIES ACQUIRED                                 --   1,200,619       1,850        207
                                                   ---------  ----------  ----------  ---------
CASH AND CASH EQUIVALENTS
AT END OF YEAR                                 5   2,405,148   4,637,796   2,831,760    316,752
                                                   =========  ==========  ==========  =========
DETAILS OF CASH AND CASH
EQUIVALENTS:
Cash on hand and in banks                             57,674     144,039     430,480     48,152
Time deposits with original maturities
 of three months or less                           2,347,474   4,493,757   2,401,280    268,600
                                                   ---------  ----------  ----------  ---------
Cash and cash equivalents as stated
 in the consolidated balance sheets                  316,752   2,405,148   4,637,796  2,831,760
                                                   =========  ==========  ==========  =========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Transactions not affecting cash flows:
 Difference in value from restructuring
   transactions of entities under
   common control                                         --   6,869,246     108,481     12,134
 Dividend distribution in the form of
   unsecured convertible bonds                            --          --       6,106        683
 Capitalization of interest expense to
   related properties under
   construction and installation              10          --      15,694       1,445        162
 Capitalization of foreign exchange
   loss to related properties under
   construction and installation              10          --      25,747         502         56
 Difference in transactions of equity
   changes in associated
   companies/subsidiaries                              2,652    (297,025)         88         10
 Outstanding receivable arising from
   cross-ownership transactions
   (part of accounts receivable--
   others--related parties)                               --   2,259,180          --         --
 Assets and liabilities held by subsidiaries
   at the time of equity acquisitions
   Current assets                                         --   2,009,427       2,668        298
   Non-current assets                                     --   4,971,848       6,341        709
   Current liabilities                                    --  (2,088,545)     (5,917)      (662)
   Non-current liabilities                                --  (5,538,169)         --         --

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL

    a. Company's Establishment

       Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk ("the Company") was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. The Company's articles of association has been amended from time to time. The latest amendment is covered by notarial deed No. 42 dated December 27, 2002 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) concerning, among others, changes in capital structure, Board of Directors and Board of Commissioners.

       Based on a resolution at the Company's Annual General Stockholders' Meeting held on December 27, 2002 which was covered by notarial deed No. 6 dated January 8, 2003 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.), the stockholders approved to change the status of the Company to become a Foreign Capital Investment Company under Law No. 1 of 1967 of the Republic of Indonesia as amended by Law No. 11 of 1970 (see Note 37b). The stockholders also resolved to amend the Company's articles of association concerning the changes in the following:

       -  Name and domicile of the Company;

       -  Number of years the Company shall exist;

       -  Purposes, objectives and business activities of the Company.

       As of December 31, 2002, the new articles of association of the Company has not yet been approved by the Ministry of Justice and Human Rights of the Republic of Indonesia.

       According to article 3 of its articles of association, the Company shall engage in providing network and/or telecommunications services and informatics by conducting the following activities:

      .   Provision of networks, telecommunications services and informatics;

      . Planning, construction and procurement of telecommunications facilities and informatics, including supporting resources;

      . Operation (covering marketing of network and/or telecommunications services and informatics provided by the Company), maintenance and development of and research on telecommunications means and/or facilities and informatics, and conduct of education and training within or outside the country; and

      .   Development of networks, telecommunications services and informatics.

       The Company started its commercial operations in 1969.

       Currently, the Company's principal business is to provide international switching telecommunications services, including international calls, telex, telegram, packet net, store and forward facsimile service, and Inmarsat services for mobile communications. The Company also provides a variety of non-switched international telecommunications services, such as low- and high-speed leased lines, video link, TV link, Integrated Services Digital Network ("ISDN") services, and other services that typically involve the transmission of data or video rather than voice traffic.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

    a. Company's Establishment (continued)

       Based on Law No. 3 of 1989 on Telecommunications, pursuant to Government Regulation No. 77 of 1991, the Company has been confirmed as an international telecommunications service provider and organizing entity.

       In 1999, the Government issued Law No. 36 on Telecommunications which took effect starting in September 2000. Under the Law, telecommunications activities cover:

      .   Telecommunications networks

      .   Telecommunications services

      .   Special telecommunications services

       National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

       Law No. 36 prohibits activities that result in monopolistic practices and unhealthy competition.

       On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System ("DCS") 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the rights on international telecommunications services given to the Company prior to the granting of such license. This in-principle license is valid for two years provided that the Company is able to develop a national coverage of at least 10% of the country's populated geographic area within two years. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company's newly established subsidiary, PT Indosat Multi Media Mobile (see "d" below).

       On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom's right on local and domestic long-distance telecommunications services. The Company's in-principle licenses for local and domestic long-distance telecommunications services are valid for 2 years from the date of issuance to give the Company sufficient time for the construction and commercial preparation for the provision of such services.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

    a. Company's Establishment (continued)

       On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications granted the Company an in-principle license for voice over internet protocol ("VoIP") service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company's operating license for voice over internet protocol will be evaluated every 5 years from the date of issuance.

       Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on November 30, 2002, after the values of the above licenses granted to Telkom and the Company have been determined by an independent appraiser as compensations to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively. As of December 31, 2002, the result of the independent appraisal has not yet been finalized.

       The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has international gateways located in Jakarta, Medan, Batam and Surabaya.

    b. Company's Public Offerings

       All of the Company's B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company's American Depository Shares (ADS, each representing 10 B shares) have also been traded on the New York Stock Exchange since 1994.

    c. Employees, Directors and Commissioners

       Based on a resolution at each of the Company's:

      . Stockholders' Extraordinary Meeting held on April 20, 2000 which is notarized under Deed No. 36 of Lia Muliani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date

      . Annual Stockholders' General Meeting held on May 10, 2001 which is notarized under Deed No. 32 of Poerbaningsih Adi Warsito, S.H. on the same date

      . Stockholders' Extraordinary Meeting held on December 27, 2002 which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date the composition of the Board of Commissioners as of December 31, 2000, 2001 and 2002 is as follows:

                                2000 and 2001                2002
                           ----------------------- -------------------------
    President Commissioner Wisnu Askari Marantika  Peter Seah Lim Huat
    Commissioner           Achmad Rivai *          Achmad Rivai *
    Commissioner           Soebagijo Soemodihardjo Soebagijo Soemodihardjo *

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

    c. Employees, Directors and Commissioners (continued)

                               2000 and 2001           2002
                           --------------------- ----------------
              Commissioner Abdul Anshari Ritonga Lee Theng Kiat
              Commissioner Muwardi Pangarihutan  Sio Tat Hiang
                            Simatupang
              Commissioner --                    Lim Ah Doo *
              Commissioner --                    Sum Soon Lim
              Commissioner --                    Roes Aryawidjaya
              Commissioner --                    Umar Rusdi

*  Independent Commissioner

   Based on a resolution at each of the Company's:

  . Stockholders' Extraordinary Meeting held on April 20, 2000, which is notarized under Deed No. 36 of Lia Muliani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date

  . Stockholders' Extraordinary Meeting held on December 27, 2002, which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date the composition of the Board of Directors as of December 31, 2000, 2001 and 2002 is as follows:

                                   2000 and 2001                   2002
                           ----------------------------- -------------------------
President Director         Hari Kartana                  Widya Purnama
Vice President Director    --                            Ng Eng Ho
Executive Vice President,
Corporate Development      Budi Prasetyo                 --
Executive Vice President,
Marketing and Sales        Guntur Siregar                --
Executive Vice President,
Operations and Engineering Garuda Sugardo                --
Executive Vice President,
Finance and Administration Dibyanto Habimono Koesoebjono --
Executive Vice President   --                            Junino Jahja
Executive Vice President   --                            Wityasmoro Sih Handayanto
Executive Vice President   --                            Hasnul Suhaimi
Executive Vice President   --                            Emil Soedarmo
Executive Vice President   --                            Joseph Chan Lam Seng
Executive Vice President   --                            Nicholas Tan Kok Peng
Executive Vice President   --                            Raymond Tan Kim Meng

   The Company and its subsidiaries (collectively referred to hereafter as "the Companies") have approximately 5,550 and 5,980 employees, including non-permanent employees, as of December 31, 2001 and 2002, respectively.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

    d. Structure of the Company's Subsidiaries

       The Company has direct and indirect equity ownership in the following subsidiaries:

                                                                    Percentage of    Total Assets
                                                                      Ownership   (Before Elimination)
                                                                    ------------- -------------------
                                                          Start of
                                                         Commercial  2001   2002
    Name of Subsidiary      Location  Principal Activity Operations  (%)    (%)   2001 (Rp)  2002 (Rp)
    ------------------      --------- ------------------ ---------- ------ ------ ---------  ---------
PT Satelit Palapa Indonesia  Jakarta  Telecommunication     1993     75.00 100.00 6,606,631  7,356,377
Satelindo International
 Finance B.V.               Amsterdam      Finance          1996     75.00 100.00 2,240,996  1,626,937
PT Satelindo Multi Media     Jakarta      Multimedia        1999     74.70  99.60     9,322     11,961
PT Indosat Multi Media       Jakarta  Telecommunication     2001     99.94  99.94 2,392,870  3,374,847
  Mobile
PT Bimagraha Telekomindo     Jakarta   Holding Company      1992    100.00 100.00   247,172    843,627
PT Aplikanusa Lintasarta     Jakarta  Data Communication    1989     69.46  69.46   534,504    603,858
PT Artajasa Pembayaran
 Elektronis                  Jakarta  Telecommunication     2000        --  45.15        --     59,714
PT Indosat Mega Media        Jakarta      Multimedia        2001     99.84  99.84   278,386    315,233
PT Sisindosat Lintasbuana    Jakarta     Information        1990     95.64  96.87   119,166    130,656
                                          Technology
PT Asitelindo Data Buana     Jakarta      Multimedia        1997     48.78  49.40    10,324      9,822
PT Indosatcom Adimarga       Jakarta  Telecommunication     2000     99.94  99.94     9,308      7,055
Indosat Japan Co., Ltd. *     Tokyo      Broadcasting         --        --     --        --         --

    *  liquidated in 2001

   PT Satelit Palapa Indonesia ("Satelindo")

   Satelindo is engaged in providing Global System for Mobile Communication ("GSM") telecommunication services and international telecommunication facilities and services, satellite communications, satellite transmission, consultancy, tracking, telemetry and command of satellite launch, and repair and maintenance of satellite transmission facilities. The Company's initial investment representing 10% equity interest in Satelindo was made in 1993. In 1995, Satelindo issued 33,333,334 new shares (representing 25% equity interest) with a nominal value of Rp 1,000 per share to Deutsche Telekom Mobilfunk GmbH ("DeTeMobil"), a subsidiary of Deutsche Telekom AG, for Rp 1,300,334 (U.S.$ 586,000). The issuance of the new shares decreased the Company's equity interest in Satelindo to 7.5%. In 1999, DeTeMobil transferred its equity interest in Satelindo to DeTeAsia Holding GmbH ("DeTeAsia"), another wholly owned subsidiary of Deutsche Telekom AG.

   On May 16, 2001, the Company acquired the 22.5% equity interest of Telkom in Satelindo (see Note 4). On May 31, 2001, the Company also acquired 100% equity interest in PT Bimagraha Telekomindo from its stockholders. PT Bimagraha Telekomindo has 45% equity interest in Satelindo. As a result of these transactions, the Company's total equity interest in Satelindo increased to 75% effective May 31, 2001.

   On May 20, 2002, the Company entered into a sale and purchase of shares agreement ("SPA") with DeTeAsia, the owner of 33,333,334 shares constituting 25% of the issued and fully paid capital stock of Satelindo for a total consideration of U.S.$ 325,000 (equivalent to Rp 2,824,250). After the purchase of these shares from DeTeAsia, which transaction was closed on June 28, 2002, the Company became the owner, directly and indirectly, of 100% of the issued and fully paid capital stock of Satelindo. Goodwill arising from this transaction amounted to Rp 2,055,329 (see Note 11). This transaction was approved by the Company's stockholders at the Stockholders' Extraordinary Meeting held on June 20, 2002.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

    d. Structure of the Company's Subsidiaries (continued)

       PT Satelit Palapa Indonesia ("Satelindo") (continued)

       Based on the independent assessment made by PT AAJ Batavia in their report dated May 15, 2002, they have the opinion that the acquisition price of Satelindo from DeTeAsia is fair and reasonable. The independent assessment was made in accordance with the Indonesian Capital Market Supervisory Agency ("BAPEPAM") Regulation No. IX.E.2, "Material Transactions and Changes in Core Business Activities" dated February 20, 2001.

       Satelindo has 100% equity interest in Satelindo International Finance B.V. and 99.6% equity interest in PT Satelindo Multi Media (formerly PT Nusa Era Persada Jaya).

       On July 25, 2002, the Company made a capital injection to Satelindo amounting to U.S.$ 75,000 from the proceeds of a loan obtained from PT Bank Central Asia Tbk ("BCA"--see Note 15).

       Shares of Satelindo are pledged as collateral for a long-term loan obtained by the Company from BCA (see Note 15).

       Satelindo International Finance B.V. ("SIB")

       SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates Satelindo's borrowings from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds (see Note 16).

       PT Satelindo Multi Media ("SMM")

       SMM was established in 1999 and is engaged in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

       In August 2002, Satelindo appealed to its creditors or their facility agents under the Master Restructuring Agreement dated May 31, 2000 (see Notes 15 and 30) to liquidate SMM. Up to February 27, 2003, the required quorum necessary for the creditors or their facility agents to consent to the liquidation has not been met.

       PT Indosat Multi Media Mobile ("IM3")

       IM3, which was established in July 2001, is engaged in providing DCS-1800 mobile cellular services. The Company paid to IM3 its capital contribution amounting to Rp 1,728,278 in 2001.

       Based on a resolution in IM3's Stockholders' Extraordinary Meeting held on November 20, 2001, the Company transferred to IM3 all of the Company's rights and obligations related to its

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

    d. Structure of the Company's Subsidiaries (continued)

       PT Indosat Multi Media Mobile ("IM3") (continued)

       agreements with third parties (vendors/contractors) regarding the procurement of property and equipment, Subscriber Identification Module ("SIM") card, pulse reload voucher, etc., which agreements were made when IM3 was not yet established and was still part of the Company under its Mobile Division.

       PT Bimagraha Telekomindo ("Bimagraha")

       Bimagraha is a non-operating holding company. It has 45% equity interest in Satelindo, which is its only equity investment.

       PT Aplikanusa Lintasarta ("Lintasarta")

       Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company's initial investment in Lintasarta was made in 1988.

       On May 16, 2001, the Company acquired Telkom's 37.21% equity interest in Lintasarta and increased the Company's total equity interest in Lintasarta from 32.25% to 69.46% (see Note 4).

       PT Artajasa Pembayaran Elektronis ("APE")

       Lintasarta has 40% equity interest in APE, a company engaged in telecommunication and information services.

       On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta will transfer certain assets consisting of property and equipment, rights of use of data communication equipment and application services, with a total value of Rp 30,286 in exchange for APE's shares of stock that would increase Lintasarta's equity interest in APE from 40% to 65%.

       PT Indosat Mega Media ("IMM")

       IMM is engaged in providing multimedia services and creating multimedia products and programs. In August 2001, the Company transferred all of its internet business and property and equipment to IMM. The Company also transferred a portion of its internet receivables as of July 31, 2001 to IMM.

       PT Sisindosat Lintasbuana ("Sisindosat")

       Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products. The Company has 95.64% equity interest in Sisindosat, which has 51% equity interest in PT Asitelindo Data Buana.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1. GENERAL (continued)

    d. Structure of the Company's Subsidiaries (continued)

       PT Sisindosat Lintasbuana ("Sisindosat") (continued)

       On November 5, 2002, the Company converted its receivable from Sisindosat amounting to Rp 42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company's equity interest from 95.64% to 96.87%.

       PT Asitelindo Data Buana ("Asiatel")

       Asiatel is engaged in audio-text services, and providing hardware and software for telecommunications services.

       PT Indosatcom Adimarga ("Indosatcom")

       Indosatcom (previously known as PT Indokomsat Lintas Dunia or "Indokomsat") is engaged in providing satellite-based telecommunications services and facilities and other related services.

       Based on notarial deed No. 25 dated December 17, 2002 of Soetjipto, S.H., IMM and Indosatcom stockholders agreed to merge Indosatcom into IMM in exchange for IMM's newly issued shares of stock amounting to Rp 3,372. It was also agreed that the net assets used for the exchange are Indosatcom's unaudited net assets as of September 30, 2002.

       As of December 31, 2002, the merger has not yet been effective since it has not been approved by the Investment Coordinating Board.

       Indosat Japan Co., Ltd. ("IJCL")

       IJCL, a wholly owned subsidiary incorporated in Tokyo, Japan, was supposed to engage in cable television and radio broadcasting services in Japan. IJCL had not started its commercial operations up to May 1, 2001, when it started to undergo liquidation process which was completed in August 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a. Basis of Consolidated Financial Statements

       The consolidated financial statements are presented using the historical cost basis of accounting, except for certain property and equipment which were revalued in 1979, derivative instruments which are stated at fair value and certain investments which are stated at fair value or net assets value, or accounted for under the equity method for those investments made in associated companies (representing equity interest of at least 20% but not more than 50%).

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    a. Basis of Consolidated Financial Statements (continued)
       The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

       The reporting currency used in the consolidated financial statements is the rupiah.

    b. Principles of Consolidation

       The consolidated financial statements include the Company's accounts and those of its subsidiaries as follows:

                                       Equity Interest (%)
                                       --------------------
                                        2000   2001   2002
                                       ------ ------ ------
                    Satelindo              --  30.00  55.00
                    .    SIB               --  30.00  55.00
                    .    SMM               --  29.88  54.78
                    Bimagraha              -- 100.00 100.00
                    .    Satelindo         --  45.00  45.00
                           -- SIB          --  45.00  45.00
                           -- SMM          --  44.82  44.82
                    Lintasarta          69.46  69.46  69.46
                    .    APE               --     --  45.15
                    Sisindosat          95.64  95.64  96.87
                    .    Asiatel        48.78  48.78  49.40
                    IJCL               100.00     --     --
                    IMM                 99.50  99.84  99.84
                    Indosatcom          95.00  99.94  99.94
                    IM3                    --  99.94  99.94

       Effective May 31, 2001, the net assets of Satelindo and its subsidiaries (SIB and SMM) were consolidated as a result of the Company's effective ownership of 75% (see Note 4), while prior to May 31, 2001, the 7.5% investment in Satelindo was accounted for using the cost method.

       The accounts of APE and Asiatel were consolidated because their financial and operating policies are controlled by Lintasarta and Sisindosat, respectively.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    b. Principles of Consolidation (continued)

       The accounts of IJCL were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the year for profit and loss accounts (JPY 1 to Rp 75.79 for 2000). The resulting differences arising from the translations of the financial statements of IJCL are presented as part of "Difference in Foreign Currency Translation" under the Stockholders' Equity section of the consolidated balance sheets. In 2001, IJCL was liquidated (see Note 1d).

       Minority interest in Subsidiaries represents the minority stockholders' proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

    c. Accounting for Acquired Businesses

       The cross-ownership transactions with Telkom (see Note 4) have been accounted for as reorganizations of companies under common control (pooling-of-interests method), taking into account that the Company and Telkom are under the common control of the Government of the Republic of Indonesia. Under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities have been combined, as if they were a single entity for all periods presented, in accordance with SAK 38, "Accounting for Restructuring Transactions of Entities under Common Control". The difference between the net consideration paid or received and book values, net of applicable Income Tax, is shown under Stockholders' Equity as "Difference in Value from Restructuring Transactions of Entities under Common Control".

       The acquisition of 100% equity interest in Bimagraha (see Note 4) has been accounted for using the purchase method, in accordance with SAK 22, "Accounting for Business Combinations". Under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

    d. Cash and Cash Equivalents

       Time deposits and other short-term investments with original maturities of three months or less at the time of placement or purchase are considered as "Cash Equivalents".

       Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of Cash and Cash Equivalents. These are presented as part of either Other Current Assets or Non-Current Assets--Others.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    e. Short-term Investments

       Short-term Investments consist of:

       1. Investment in debt securities

          Investment in debt securities which are classified as available-for-sale are recorded at fair value in accordance with SAK 50, "Accounting for Investments in Certain Securities". Any unrealized gain (loss) at balance sheet date is credited (charged) to "Unrealized Holding Gain (Loss) on Marketable Securities" which is a component of Stockholders' Equity and will be recognized as income or loss upon realization.

       2. Mutual funds

          Mutual funds are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

    f. Allowance for Doubtful Accounts

       Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the year.

    g. Inventories

       Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. The principal method used to determine cost is the moving-average method.

    h. Prepaid Expenses

       Prepaid expenses, mainly salaries, rental and insurance, are amortized over the periods benefited using the straight-line method. The non-current portion of prepaid expenses is shown as part of "Non-Current Assets--Others".

    i. Investments

       Investments consist of:

      .   Investments in associated companies

          Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies' share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization, over five years, of the difference between the cost of such investment and the Companies' proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    i. Investments (continued)

      .   Investments in associated companies (continued)

          At the time an investee that is accounted for under the equity method sells its shares to unrelated parties at a price different from its book value, the investor's net investment in that investee is affected. The investor's net investment is also affected when the contribution to the capital stock of an investee made in foreign currency results in additional paid-in capital representing the difference between the rupiah par value and the rupiah equivalent of the contribution at the date of receipt. The Companies recognize the resulting change in their net investment in the investee by a credit or charge to "Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries", net of applicable Income Tax, after adjusting their equity in the investee to conform with their accounting policies.

      . Investments in shares of stock in which the equity interest is less than 20%, and other long-term investments are carried at cost.

      . Investments in equity shares which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

    j. Property and Equipment

   Property and equipment, except for those revalued in 1979, are stated at cost (which includes certain borrowing costs on funds used to finance the acquisition of property and equipment), less accumulated depreciation and impairment in value. Borrowing costs are capitalized in accordance with the maximum capitalization provisions in SAK 26. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                       Years
                                                      -------
                  Buildings                           3 to 20
                  Submarine cables                      15
                  Earth stations                        15
                  Inland link                           15
                  Switching equipment                   15
                  Telecommunications peripherals         5
                  Information technology equipment    5 to 10
                  Office equipment                    3 to 6
                  Building and leasehold improvements    5
                  Vehicles                               5

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    j. Property and Equipment (continued)


                                                           Years
                                                          -------
              Cellular technical equipment
               Base station subsystem                     5 to 15
               Network switching subsystem                5 to 10
               Operating support subsystem                      5
              Satellite technical equipment
               Satellites                                      12
               Master control station                          15
               Customer premises equipment                     15
              Transmission and cross-connection equipment
               Transmission equipment                     5 to 24
               Cross-connection equipment                 8 to 10

   Landrights are stated at cost.

   The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the year.

   Properties under construction and installation represent cellular technical equipment, telecommunications peripherals, submarine cables, inland link, building and leasehold improvements, information technology equipment, switching equipment, building, transmission and cross-connection equipment, satellite technical equipment, and other equipment under installation.

   All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Gain on foreign exchange that can be attributed to the qualifying assets is adjusted to the Properties under Construction and Installation account. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

    k. Impairment of Assets Value

       In accordance with SAK 48, "Impairment of Assets Value", the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment of assets is recognized as a charge to current operations.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    l. Goodwill

       At the time the Companies acquire a subsidiary which is not an entity under common control, any excess of acquisition cost over the Companies' interest in the fair value of the subsidiary's identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over five years. The Companies review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

    m. Revenue and Expense Recognition

       International Calls

       Revenues from services are accounted for on the accrual basis. At the end of each year, income from outgoing international calls traffic is recognized on the basis of the actual recorded traffic for the year. Adjustments from Telkom for the last two months of the year are recognized in the following year (actual adjustments made were historically insignificant). Income from international calls traffic from overseas international carriers, for which statements have not been received, is estimated from historical data (differences between the estimated and actual income were historically insignificant).

       Operating revenues for interconnection services under interconnection agreement based on revenue- sharing arrangement (see Note 33) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e. based on tariff as stipulated by the Government (see Note 32), are reported on a gross basis, before interconnection expenses (see Note 21) but after allocations to overseas international carriers. These interconnection expenses are accounted for as operating expenses in the year these are incurred.

       Cellular

       Revenues from service connections (connection fees) are recognized as income at the time the connections take place and those from usage and monthly subscription charges are recognized when earned.

       Prepaid revenues, which consist of sale of starter packs and pulse reload vouchers, are recognized as follows:

      . Starter pack sales are recognized upon delivery of starter packs to distributors, dealers or directly to customers.

      . Pulse reload voucher sales to dealers or customers are initially recorded as unearned income and then proportionately recognized as usage revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

       Revenues from interconnections with operators (usage revenue) are recognized monthly on the basis of the actual recorded traffic for the month.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    m. Revenue and Expense Recognition (continued)

       MIDI

       Satellite revenues are recorded in accordance with the terms and conditions of the transponder lease agreement between Satelindo and each of its customers. Revenue from sale of software and services is recognized when the software is installed or the services are delivered to the customers. Revenue for consulting services is recognized based on the percentage-of-completion method.

       Revenues from other MIDI services are recognized when the services are rendered.

       Other Services

       Revenues from other services are recognized when the services are rendered.

       Expenses

       Expenses are recognized when incurred (accrual basis).

       n. Personnel Costs

       Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets. Personnel costs directly related to the maintenance of property and equipment are reflected in maintenance expense.

    o. Pension Plan

       Pension costs are accounted for on a basis consistent with SAK 24, "Accounting for Pension Benefit Cost". Under the defined benefit pension plan, the pension costs are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. The unrecognized net obligation at the date of initial application of SAK 24 is amortized over the estimated average remaining service periods of the employees. On the other hand, under the defined contribution pension plan, the contributions are made by the employees at amounts ranging from 10%--20% of the employees' basic monthly salaries.

    p. Derivative Instruments

       Effective January 1, 2001, derivative instruments are accounted for in accordance with SAK 55 (as revised), "Accounting for Derivative Instruments and Hedging Activities". SAK 55 establishes the accounting and reporting standards which require that every derivative instrument be recorded in the balance sheets as either an asset or a liability as measured at fair value of each contract. SAK 55 requires that changes in a derivative fair value be recognized currently in earnings unless

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    p. Derivative Instruments (continued)

       specific hedges allow derivative gains and losses to offset related results on the hedged item in the statements of income, and that an entity must formally document, designate and assess the effectiveness of transactions that meet hedge accounting. All of the Companies' derivative instruments are not designated as effective hedging instruments for accounting purposes.

    q. Foreign Currency Transactions and Balances

       Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

       For December 31, 2001 and 2002, the rates of exchange used were Rp 10,400 to U.S.$ 1 and Rp 8,940 to U.S.$ 1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia during the year.

    r. Income Tax

       The Companies use the liability method of accounting for Income Tax, in accordance with SAK 46, "Accounting for Income Tax". The liability method reflects in the consolidated balance sheets the tax effects of temporary differences between financial reporting and Income Tax purposes, including tax loss carry-overs. Those differences result in taxable or deductible amounts in determining taxable profit of future periods as the carrying amount of the asset or liability is recovered or settled. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are charged or credited to stockholders' equity (e.g. gain on sale of investment in PT Telekomunikasi Selular, which is credited to stockholders' equity under "Difference in Value from Restructuring Transactions of Entities under Common Control" account).

       For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

    s. Segment Reporting

       In 2000, the Indonesian Institute of Accountants revised SAK 5, "Segment Reporting", which requires publicly-listed companies to apply segment reporting in their financial statements after January 1, 2002. The financial information which is used by management for evaluating the segment performance is presented in Note 35.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    t. Debt Restructuring

       The effect of debt restructuring is accounted for in accordance with SAK 54, "Accounting for Troubled Debt Restructurings", which requires the interest expense on the restructured loans to be calculated using the effective interest rates.

    u. Basic Earnings per Share and Basic Earnings per ADS

       In accordance with SAK 56, "Earnings Per Share", basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. The net income is Rp 1,642,125, Rp 1,452,795 and Rp 336,252 for the years ended December 31, 2000, 2001 and 2002, respectively. The weighted average number of shares is 1,035,500,000 shares in 2000, 2001 and 2002.

       Basic earnings per ADS is computed by multiplying basic earnings per share by 10, which is equal to the number of shares per ADS.

    v. Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

   The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (U.S.$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2002 of Rp 8,940 to U.S.$ 1. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4. CROSS-OWNERSHIP TRANSACTIONS WITH TELKOM AND ACQUISITION OF BIMAGRAHA

   As part of its plans to diversify its business to include mobile/cellular, fixed line, backbone, and internet/multimedia, the Company entered into the following transactions with Telkom on April 3, 2001 to consolidate their cross-ownership in certain companies and to acquire new business:

  . the sale of the Company's 35% equity interest in PT Telekomunikasi Selular ("Telkomsel") for the rupiah equivalent of U.S.$ 945,000;

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

4. CROSS-OWNERSHIP TRANSACTIONS WITH TELKOM AND ACQUISITION OF BIMAGRAHA (continued)

    . the acquisition of Telkom's 22.5% equity interest in Satelindo for the rupiah equivalent of U.S.$ 186,000, of which 7.26% equity interest was subject to the pre-emptive rights of another existing stockholder (DeTeAsia);

       Subsequently, DeTeAsia did not exercise its pre-emptive rights but communicated the waiver thereof to Telkom on July 10, 2001.

    . the acquisition of Telkom's 37.21% equity interest in Lintasarta, which would increase the Company's total equity interest in Lintasarta to 69.46%, for the rupiah equivalent of U.S.$ 38,000 plus Rp 4,051 of convertible bonds; and

    . the acquisition of Telkom's business and assets in Regional Division IV ("KSO Unit IV"), a regional division of Telkom currently operated under a joint operating scheme between Telkom and PT Mitra Global Telekomunikasi Indonesia (see Note 8), for the rupiah equivalent of U.S.$ 375,000.

   The transactions with Telkom, involving the sale of the Company's 35% equity interest in Telkomsel, acquisition of Telkom's 37.21% equity interest in Lintasarta, and acquisition of Telkom's 22.5% equity interest in Satelindo, were consummated on May 16, 2001. These transactions were accounted for under the pooling-of-interests method. The difference amounting to Rp 4,359,259 between the net consideration paid or received and the net assets of the investees is shown under the Stockholders' Equity section of the 2001 consolidated balance sheet as "Difference in Value from Restructuring Transactions of Entities under Common Control". The sale of the Company's 35% equity interest in Telkomsel also decreased the related Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries, net of applicable Income Tax, amounting to Rp 297,031 (see Note 8).

   The KSO Unit IV acquisition was not consummated by the closing date on January 31, 2002. On February 1, 2002, the Company and Telkom made a press release to announce the cancellation of the proposed acquisition of KSO Unit IV because certain conditions were not met.

   Below is the summary of revenue, operating income and net income (loss) for the companies acquired under the cross-ownership transactions that are included in the Company's results of operations prior to the acquisition in April 2001:

                                         2000      2001
                                      --------   -------
                     Satelindo
                     Revenue                --        --
                     Operating income       --        --
                     Net loss         (265,996)* (87,412)*
                     Lintasarta
                     Revenue           324,745   119,038
                     Operating income  126,031    34,869
                     Net income         81,374    21,411

*  recorded as part of equity in net loss of associated companies

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

4. CROSS-OWNERSHIP TRANSACTIONS WITH TELKOM AND ACQUISITION OF BIMAGRAHA (continued)

   The intercompany transactions of the Company with each of Satelindo and Lintasarta prior to the acquisition are as follows:

                                                 2000    2001
                                                ------  ------
                Satelindo
                Interconnection revenue-sharing  7,668   4,030
                Satellite transponder lease     (6,247) (5,236)
                Lintasarta
                Revenue sharing                  3,236   7,514
                Sale of Indefeasible Right
                 of Use ("IRU")                    172      --
                Compensation for the use of
                Lintasarta's networks           (3,843) (3,529)

   On May 31, 2001, the Company also consummated the acquisition of 100% equity interest in Bimagraha from its shareholders for U.S.$ 248,273 and Rp 1,421,686. This transaction was accounted for using the purchase method. The goodwill arising from this transaction amounted to Rp 2,728,393. The excess of fair values over the carrying values of the underlying net assets of Bimagraha amounted to Rp 1,720,335. Bimagraha has 45% equity interest in Satelindo.

   The cross-ownership transactions and the acquisition of Bimagraha were approved by the Company's stockholders at the Stockholders' Extraordinary Meeting held on May 10, 2001.

   Based on the independent assessment from PT PricewaterhouseCoopers Financial Advisory Services in their reports dated April 3, 2001, they have the opinion that the acquisition and selling prices of the above mentioned cross-ownership transactions with Telkom and acquisition of Bimagraha are fair and reasonable. The independent assessments were prepared in accordance with BAPEPAM Regulation No. IX.E.1, "Transactions with Conflict of Interests", dated August 22, 2000.

   After the direct acquisition from Telkom (22.5%) and the indirect acquisition through Bimagraha (45%), the Company's total equity interest in Satelindo increased from 7.5% to 75%.

   Expenditures incurred in connection with the foregoing transactions amounted to Rp 321,445, of which the amount of Rp 259,811 relating to the pooling-of-interests was charged to operations and shown as "Consultancy Fees" in the 2001 consolidated statement of income and the amount of Rp 61,634 relating to the purchase was included as part of the cost of the investment acquired. The unpaid portion of the expenditures amounting to Rp 768 as of December 31, 2001 is shown as part of "Accrued Expenses".

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

4. CROSS-OWNERSHIP TRANSACTIONS WITH TELKOM AND ACQUISITION OF BIMAGRAHA (continued)

   Shown below is the summary of the book/fair values and cost of the assets and liabilities of the equity interests acquired or sold at the time of the acquisition or sale.

                                     Satelindo
                               ----------------------
                                 Through    Through
                                 Telkom    Bimagraha  Lintasarta  Telkomsel
                                (Pooling)  (Purchase) (Pooling)   (Pooling)     Net
                               ----------  ---------- ---------- ----------  ---------
Total Assets                    2,072,550  3,108,825    360,821  (1,393,572) 4,148,624
 Excess of fair values over
   carrying values                     --  1,720,335         --          --  1,720,335
 Goodwill                              --  2,728,393         --          --  2,728,393
Total Liabilities               2,216,617  3,324,925    161,545          --  5,703,087
Stockholders' Equity
 Difference in value from
   restructuring transactions
   of entities under common
   control                     (2,092,260)        --   (417,727)  6,869,246  4,359,259
 Difference in transactions of
   equity changes in
   associated companies/
   subsidiaries (net of
   applicable Income Tax)         265,831         --         --    (297,031)   (31,200)
 Retained earnings (deficit)     (365,461)        --     21,627          --   (343,834)

   As of December 31, 2002, Telkom has fully paid the net settlement of the cross-ownership transactions.

5. CASH AND CASH EQUIVALENTS

   This account consists of the following:

                                                             2001   2002
                                                            ------ -------
     Cash on hand
      Rupiah                                                 1,116   1,095
      U.S. dollar (U.S.$ 8 in 2001 and U.S.$ 13 in 2002)        83     112
                                                            ------ -------
                                                             1,199   1,207
                                                            ------ -------
     Cash in banks
      Related parties (see Note 26)
        Rupiah
          PT Bank Mandiri (Persero) ("Mandiri")             34,384 143,828
          PT Bank Negara Indonesia (Persero) Tbk ("BNI")    38,601  50,749
          PT Bank Pembangunan Daerah DKI Jakarta             7,248   5,029
          Others                                             1,514     475

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

5. CASH AND CASH EQUIVALENTS (continued)

                                                          2001            2002
                                                        ---------        -------
 U.S. dollar
   Mandiri (U.S.$ 1,096 in 2001 and U.S.$ 7,629
     in 2002)                                              11,396         68,203
   Others (U.S.$ 4 in 2001 and U.S.$ 176 in 2002)              40          1,575
Third parties
 Rupiah
   PT Bank Central Asia Tbk ("BCA")                         7,656         12,104
   Deutsche Bank, Jakarta Branch                            2,786         11,070
   PT Bank Danamon Indonesia Tbk ("Danamon")                1,957          3,900
   Standard Chartered Bank, Jakarta Branch                  2,305          3,586
   PT Bank Artha Graha                                      1,309          3,083
   PT Bank Umum Koperasi Indonesia ("Bukopin")                 --          2,452
   PT Bank Permata Tbk (formerly
     "PT Bank Bali Tbk")                                    1,691          2,001
   Citibank N.A., Jakarta Branch                               --          1,508
   PT Bank Internasional Indonesia Tbk ("BII")                 --            955
   Others                                                   1,900          1,936
 U.S. dollar
   PT Bank Niaga Tbk ("Niaga") (U.S. $ 318 in 2001
     and U.S.$ 7,060 in 2002)                               3,304         63,118
   Deutsche Bank, Jakarta Branch (U.S.$ 1,053
     in 2001 and U.S.$ 4,814 in 2002)                      10,952         43,037
   Citibank N.A., Jakarta Branch (U.S. $ 1,360
     in 2001 and U.S.$ 898 in 2002)                        14,149          8,024
   Others (U.S.$ 159 in 2001 and U.S. $ 295 in 2002)        1,648          2,640
                                                        ---------        -------
                                                          142,840        429,273
                                                        ---------        -------
Time deposits
 Related parties (see Note 26)
   Rupiah
     BNI                                                  380,351        582,287
     Mandiri                                            2,104,511        382,527
     Mandiri Syari'ah                                          --        160,555
     PT Bank Rakyat Indonesia (Persero) ("BRI")            61,000        114,490
     PT Bank Tabungan Negara (Persero) 51,200 5,850        51,200          5,850
   U.S. dollar
     Mandiri (U.S.$ 105,943 in 2001 and U.S.$ 50,600
       in 2002)                                         1,101,807        452,360
     BNI (U.S.$ 1,100 in 2001 and U.S. $ 1,960
       in 2002)                                            11,440         17,522

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

5. CASH AND CASH EQUIVALENTS (continued)

                                                            2001      2002
                                                          --------- ---------
   Third parties
    Rupiah
      PT Bank Muamalat Indonesia                             15,000    24,000
      Deutsche Bank, Jakarta Branch                          93,155    20,900
      PT Bank Mega                                           91,500    19,750
      NISP                                                       --    15,000
      Bukopin                                                80,000    10,800
      PT Bank Yuda Bhakti                                    15,000    11,000
      Danamon                                                28,000     7,800
      PT Bank Bumiputera                                     55,000     5,000
      Niaga                                                     444    11,035
    U.S. dollar
      Deutsche Bank, Jakarta Branch (U.S.$ 27,000
        in 2001 and U.S.$ 29,700 in 2002)                   280,800   265,518
      PT Bank Finconesia (U.S.$ 10,000 in 2001 and
        U.S.$ 25,000 in 2002)                               104,000   223,500
      Citibank N.A., Jakarta Branch (U.S.$ 1,015 in 2001
        and U.S. $ 3,560 in 2002)                            10,555    31,826
      Mees Pierson N.V., The Netherlands (U.S.$ 161
        in 2001 and U.S.$ 75 in 2002)                         1,674       671
      Niaga (U.S.$ 500 in 2001 and U.S.$ 50 in 2002)          5,200       447
      PT Bank Muamalat Indonesia (U.S.$ 300                   3,120        --
      Others (U.S.$4,300)                                        --    38,442
                                                          --------- ---------
                                                          4,493,757 2,401,280
                                                          --------- ---------
   Total                                                  4,637,796 2,831,760
                                                          ========= =========

   Time deposits denominated in rupiah earned interest at annual rates ranging from 7.89% to 13.22% in 2000, from 11.00% to 17.98% in 2001 and from 10.00%
   to 18.32% in 2002, while those denominated in U.S. dollar earned interest at annual rates ranging from 3.50% to 6.84% in 2000, from 1.25% to 6.84% in 2001 and from 0.85% to 5.03% in 2002.

   The interest rates on time deposits in related parties are comparable to those offered by third parties.

6. ACCOUNTS RECEIVABLE--TRADE--TELKOM

   This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (see Note 26).

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

6. ACCOUNTS RECEIVABLE--TRADE--TELKOM (continued)

   The aging schedule of the accounts receivable is as follows:

                                           2001               2002
                                    ------------------ ------------------
                                            Percentage         Percentage
       Number of Months Outstanding Amount     (%)     Amount     (%)
       ---------------------------- ------- ---------- ------- ----------
              0--3 months           425,530    69.78   319,776    77.33
              4--6 months            50,221     8.24    30,378     7.35
              over 6 months         134,051    21.98    63,369    15.32
                                    -------   ------   -------   ------
              Total                 609,802   100.00   413,523   100.00
                                    =======   ======   =======   ======

   The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

                                                          2001   2002
                                                         ------ -------
         Balance at beginning of year................... 50,687  81,885
         Provision......................................  3,298  29,421
         Allowance provided on new subsidiaries acquired 27,900      --
                                                         ------ -------
         Balance at end of year......................... 81,885 111,306
                                                         ====== =======

   Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

   In 2002, the Company adjusted its accounts receivable from Telkom amounting to Rp 134,290 which include Rp 118,018 pertaining to prior years. The adjustment was due to, among others, unrecorded telephone kiosks commission and write-off of accounts receivable billed by Telkom which could not be collected anymore.

7. ACCOUNTS RECEIVABLE--TRADE--THIRD PARTIES

   This account consists of the following:

                                                              2001   2002
                                                             ------ ------
     Overseas international carriers
      Saudi Telecom Company, Saudi Arabia (U.S.$ 2,439
        in 2001 and U.S.$ 5,196 in 2002)                     25,363 46,455
      Cableview Services Sdn Bhd ("Mega TV"), Malaysia
        (U.S.$ 3,289 in 2001 and 2002)                       34,209 29,407
      Chunghwa Telecom Co., Ltd., Taiwan (U.S. $ 1,660
        in 2001 and U.S.$ 3,285 in 2002)                     17,260 29,370
      Telekom Malaysia Berhad, Malaysia (U.S.$ 191 in 2001
        and U.S.$ 3,078 in 2002)                              1,990 27,518
      UAE-Etisalat, Uni Arab Emirat (U.S.$ 1,609 in 2001 and
        U.S.$ 2,557 in 2002)                                 16,730 22,857
      TT dotCom Sdn Bhd, Malaysia (U.S.$ 575 in 2001 and
        U.S.$ 2,316 in 2002)                                  5,980 20,706

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

7. ACCOUNTS RECEIVABLE--TRADE--THIRD PARTIES (continued)

                                                             2001     2002
                                                            ------- -------
    Maxis International Sdn Bhd, Malaysia (U.S. $ 539
      in 2001 and U.S.$ 2,301 in 2002)                        5,602  20,568
    Mega Media Broadcasting Network Co. Ltd., Taiwan
      (U.S.$ 2,203 in 2001 and 2002)                         22,912  19,695
    DDI Corporation, Japan (U.S.$ 899 in 2001 and
      U.S.$ 1,645 in 2002)                                    9,348  14,710
    AT&T, U.S.A. (U.S.$ 3,772 in 2001 and U.S. $ 1,612
      in 2002)                                               39,225  14,415
    KPN, Royal Dutch Telecommunication, The Netherlands
      (U.S.$ 618 in 2001 and U.S. $ 1,563 in 2002)            6,427  13,972
    Dacom Corporation, Korea (U.S. $ 2,821 in 2001 and
      U.S.$ 1,508 in 2002)                                   29,334  13,485
    Korea International Telecommunication, Korea
      (U.S.$ 506 in 2001 and U.S. $ 1,174 in 2002)            5,260  10,495
    People's Television Network, Canada (U.S.$ 890
      in 2001 and U.S.$ 1,110 in 2002)                        9,255   9,923
    Mutiara Telecommunications Sdn Bhd, Malaysia
      (U.S.$ 693 in 2001 and U.S. $ 796 in 2002)              7,203   7,115
    Singapore Telecommunications Ltd. ("SingTel"),
      Singapore (U.S.$ 1,472)                                15,305       -*
    Others (below Rp 6,000, including U.S. $ 19,811
      in 2001 and U.S.$ 23,698 in 2002)                     272,929 213,564
                                                            ------- -------
                                                            524,332 514,255
                                                            ------- -------
   Local companies
    PT Cakrawala Andalas Televisi (U.S.$ 1,271 in 2001
      and U.S.$ 1,522 in 2002)                               13,215  13,609
    PT Excelcomindo Pratama                                  22,735  12,537
    PT Ratelindo                                              6,173   9,716
    PT Batam Bintan Telekomunikasi                            9,210   7,697
    PT Primacom Interbuana (U.S. $ 432 in 2001 and
      U.S.$ 543 in 2002)                                      4,498   4,859
    PT Global Mega Wisata Mandiri International
      (U.S.$ 495 in 2002)                                        --   4,425
    Others (below Rp 4,000, including U.S. $ 14,634 in 2001
      and U.S.$ 9,879 in 2002)                              559,598 318,385
                                                            ------- -------
                                                            615,429 371,228
                                                            ------- -------

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

7. ACCOUNTS RECEIVABLE--TRADE--THIRD PARTIES (continued)

                                                    2001     2002
                                                  --------- -------
             Total                                1,139,761 885,483
             Less allowance for doubtful accounts   452,927 238,020
                                                  --------- -------
             Net                                    686,834 647,463
                                                  ========= =======

..  affiliate of the Companies starting December 20, 2002 through Singapore
   Technologies Telemedia Pte. Ltd. ("STT")/Indonesia Communications Limited ("ICL") (see Note 17)

   The aging schedule of the accounts receivable is as follows:

                                           2001                2002
                                   -------------------- ------------------
                                             Percentage         Percentage
      Number of Months Outstanding  Amount      (%)     Amount     (%)
      ---------------------------- --------- ---------- ------- ----------
             0--6 months             470,509    41.28   642,477    72.56
             7--12 months            212,051    18.60    65,629     7.41
             13--24 months           123,678    10.85    77,246     8.72
             over 24 months          333,523    29.27   100,131    11.31
                                   ---------   ------   -------   ------
             Total                 1,139,761   100.00   885,483   100.00
                                   =========   ======   =======   ======

   A portion of accounts receivable--trade is pledged as collateral for long-term bank loans obtained by Lintasarta (see Note 15).

   The changes in the allowance for doubtful accounts provided on the accounts receivable--trade from third parties are as follows:

                                                               2001      2002
                                                             --------  --------
Balance at beginning of year                                   28,761   452,927
Provision                                                      13,515    33,264
Write-off                                                    (210,117) (239,297)
Allowance of new subsidiaries acquired                        620,768        --
Allowance of accounts receivable--trade--third parties which
 became related parties in 2002                                    --    (4,181)
Effect of foreign exchange adjustment                              --    (4,693)
                                                             --------  --------
Balance at end of year                                        452,927   238,020
                                                             ========  ========

   The effect of foreign exchange adjustment was due to the strengthening/ weakening of the rupiah vis-avis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to "Gain (Loss) on Foreign Exchange--Net".

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

7. ACCOUNTS RECEIVABLE--TRADE--THIRD PARTIES (continued)

   There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (see Note 6).

   Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

8. INVESTMENTS IN ASSOCIATED COMPANIES

   This account consists of the following investments which are accounted for under the equity method:

                                                            2001
                                          -----------------------------------------
                                                            Accumulated
                                                             Equity in
                                                           Undistributed
                                                             Net Income
                                                             (Loss) of
                                           Equity            Associated
                                          Interest         Companies/Sale  Carrying
                                            (%)     Cost   of Investments   Value
                                          -------- ------- --------------  --------
Investments in:
PT Mitra Global Telekomunikasi Indonesia   30.55   168,747    (109,538)     59,209
PT Multi Media Asia Indonesia              26.67    56,512        (212)     56,300
PT Electronic Datainterchange Indonesia    49.00    12,250      14,590(a)   26,840
PT Graha Lintas Properti                   37.84    16,800      (2,354)     14,446
PT Yasawirya Tama Cipta                    40.00    25,000     (15,098)      9,902
PT Menara Jakarta                          20.00    10,000      (2,000)      8,000
PT Yasawirya Indah Mega Media              35.00     5,000        (869)      4,131
PT Sistelindo Mitralintas                  35.00       525       2,679(b)    3,204
PT Artajasa Pembayaran Elektronis          40.00     2,400      (1,163)      1,237
PT Intikom Telepersada                     46.00     1,159        (475)        684
PT Swadharma Marga Inforindo               20.00       100        547 (c)      647
PT Kalimaya Perkasa Finance                30.00     3,450      (2,913)        537
PT Mediagate Indonesia                     40.00       100          --         100
Telkomsel                                  35.00    63,900     (63,900)(d)      --
Cambodian Indosat Telecommunications S.A.  49.00    14,697     (14,697)         --
                                                   -------    --------     -------
Total                                              380,640    (195,403)    185,237
Less allowance for decline in value                 93,316          --      93,316
                                                   -------    --------     -------
Net                                                287,324    (195,403)     91,921
                                                   =======    ========     =======

--------
(a) net of cash dividend amounting to Rp 2,575 in 2001
(b) net of cash dividend amounting to Rp 283 in 2001
(c) net of cash dividend amounting to Rp 96 in 2001
(d) sale of investment--see Note 4

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

8. INVESTMENTS IN ASSOCIATED COMPANIES (continued)

                                                            2002
                                          ----------------------------------------
                                                            Accumulated
                                                             Equity in
                                                           Undistributed
                                                             Net Income
                                                             (Loss) of
                                           Equity            Associated
                                          Interest         Companies/Sale Carrying
                                            (%)     Cost   of Investments  Value
                                          -------- ------- -------------- --------
Investments in:
PT Mitra Global Telekomunikasi Indonesia   30.55   168,747    (39,341)    129,406
PT Multi Media Asia Indonesia              26.67    56,512       (212)     56,300
PT Electronic Datainterchange Indonesia    49.00    12,250     14,175(e)   26,425
PT Graha Lintas Properti                   37.84    16,800     (2,354)     14,446
PT Yasawirya Tama Cipta                    40.00    25,000    (15,098)      9,902
PT Menara Jakarta                          21.34    10,000     (2,000)      8,000
PT Sistelindo Mitralintas                  35.00       525      2,363(f)    2,888
PT Yasawirya Indah Mega Media              35.00     5,000     (3,404)      1,596
PT Swadharma Marga Inforindo               20.00       100       624 (g)      724
PT Intikom Telepersada                     46.00     1,159       (492)        667
PT Kalimaya Perkasa Finance                30.00     3,450     (2,913)        537
PT Mediagate Indonesia                     40.00       100        (42)         58
Cambodian Indosat Telecommunications S.A.  49.00    14,697    (14,697)         --
                                                   -------    -------     -------
Total                                              314,340    (63,391)    250,949
Less allowance for decline in value                 90,781         --      90,781
                                                   -------    -------     -------
Net                                                223,559    (63,391)    160,168
                                                   =======    =======     =======

--------
(e) net of cash dividend amounting to Rp 2,572 in 2002
(f) net of cash dividend amounting to Rp 167 in 2002
(g) net of cash dividend amounting to Rp 65 in 2002

   The changes in the carrying value of the investments in associated companies in 2001 and 2002 are as follows:

                                                                                      2001      2002
                                                                                   ----------  ------
Equity in net income of associated companies                                          132,268  72,288
Cash dividends received from associated companies                                      (2,954) (2,804)
Decrease in carrying value of investment in APE due to consolidation (see Note 1d)         --  (1,237)
Additional investments                                                                    100      --
Sale of investments                                                                (1,393,571)     --
Provision for decline in value of investments                                         (56,300)     --
                                                                                   ----------  ------
Net                                                                                (1,320,457) 68,247
                                                                                   ==========  ======

   The economic condition faced by Indonesia (see Note 36) has substantially affected the Companies' long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value of their investments in associated companies amounting to Rp 93,316 and Rp 90,781 as of December 31, 2001 and 2002, respectively, which the Companies believe is adequate to cover possible losses on those investments.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

8. INVESTMENTS IN ASSOCIATED COMPANIES (continued)

   PT Mitra Global Telekomunikasi Indonesia ("MGTI")

   MGTI, established in 1995, has taken over from Telkom the operation of the Central Java Division of Telkom starting January 1, 1996 up to December 31, 2010 under a Joint Operation Scheme (KSO Unit IV) (see Note 4).

   The Company's investment in shares of MGTI is pledged as collateral to bank loans obtained by MGTI to finance, among others, the construction of the telephone lines committed by MGTI to Telkom. The loans will mature on December 31, 2005.

   PT Multi Media Asia Indonesia ("M2A")

   M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pacific Satelit Nusantara ("PSN") and M2A ("the Parties"), the parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of U.S.$ 20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company's investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

   PT Electronic Datainterchange Indonesia ("EDI")

   EDI, an associated company of Sisindosat, was established in 1995 to provide electronic data interchange services for the Jakarta (Tanjung Priok) Port Authority and other telecommunications usage services. In 1998, Sisindosat subscribed to additional shares for Rp 8,036 in connection with the call for an increase in the subscribed capital stock of EDI as agreed in EDI's stockholders' meeting held in 1998.

   In 2000, EDI, together with another party, established a securities company known as PT Adhikarsa Sentra Sekuritas ("AKSES"). EDI has 80% equity interest in AKSES.

   Sisindosat received cash dividends from EDI amounting to Rp 2,575 and Rp 2,572 in 2001 and 2002, respectively.

   PT Graha Lintas Properti ("GLP")

   GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as "Gedung Sapta Pesona B".

   Based on a resolution at the Extraordinary Meeting of the Stockholders of GLP in 1999, the stockholders resolved to reduce the issued share capital of GLP from Rp 48,000 to Rp 44,400 by reducing one of its stockholders' shares. The reduction in the issued shares increased Sisindosat's investment in GLP from 35% to 37.84%.

   The economic difficulties faced by Indonesia (see Note 36) have affected the development of GLP's construction project, which has been discontinued since December 1998.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

8. INVESTMENTS IN ASSOCIATED COMPANIES (continued)

   PT Yasawirya Tama Cipta ("YTC")

   In 1996, the Company acquired 1,356 shares of YTC, a company which provides multimedia services. The acquisition cost of the shares was greater by Rp 15,636 than the Company's equity interest in YTC at the time of the acquisition.

   Based on the minutes of meetings of YTC's stockholders held in 1996, YTC capitalized its additional paid-in capital to capital stock represented by 15,963 shares. As a result of this capitalization, the Company's shares increased by 6,385 shares.

   Based on the minutes of the Extraordinary Meeting of YTC's Stockholders held in 1999, the stockholders resolved to issue 23,256 new shares of YTC. The Company subscribed to 10,372 shares for Rp 4,460.

   PT Menara Jakarta ("MJ")

   In 1996, IMM and other parties established MJ, a company that will construct and operate building towers and related facilities.

   The economic difficulties faced by Indonesia (see Note 36) have affected the development of MJ's construction projects, which have been discontinued since 1997.

   PT Sistelindo Mitralintas ("Sistelindo")

   In 1994, Sisindosat and other parties established Sistelindo, a company that provides domestic and international Value Added Network Services ("VANS") based on IBM Intelligent Network ("IIN").

   Sisindosat received cash dividends from Sistelindo amounting to Rp 281, Rp 283 and Rp 167 in 2000, 2001 and 2002, respectively.

   PT Yasawirya Indah Mega Media ("YIMM")

   In 1997, IMM and YTC established YIMM, a company that provides multimedia entertainment and other related facilities.

   In 1997, YIMM entered into a joint venture agreement with Badan Pelaksana Pengelolaan dan Pengembangan Taman Mini Indonesia Indah ("BP3 TMII") to build, transfer and operate ("BTO") Tanah Airku Theatre, a theatre that provides multimedia entertainment. BP3 TMII agreed to provide the land and YIMM agreed to build and then transfer the ownership of the theatre to BP3 TMII. In 1998, YIMM transferred the ownership of the theatre and all of its facilities to BP3 TMII and at the same time, YIMM received the right to operate the theatre from BP3 TMII. As resolved at an Extraordinary Meeting of the Stockholders of YIMM, the stockholders approved to issue 4,286 new YIMM shares to BP3 TMII, which represent 30% equity interest in YIMM. As a result of the issuance of new shares, the equity interest of IMM in YIMM decreased from 50% to 35%. The theatre began its commercial operations in 1998.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

8. INVESTMENTS IN ASSOCIATED COMPANIES (continued)

   PT Yasawirya Indah Mega Media ("YIMM") (continued)

   In 1998, IMM purchased 180 convertible bonds of YIMM with a nominal value of Rp 100 each. The bonds will mature in five years and earn interest at the rate of 29% per annum. Ten percent (10%) of the interest will be paid on a semi-annual basis, while the remainder will be paid when the bonds mature. At the maturity date, IMM has the option to convert a part or all of the bonds into YIMM's shares. The conversion price of the bonds shall be the market value of the shares at the time of conversion, but should not exceed Rp 18,000.

   The convertible bonds of YIMM are secured by YIMM shares owned by YTC, personal guarantee from one of YTC's stockholders, assets of YIMM which are not handed over to TMII and accounts receivable of YIMM.

   PT Swadharma Marga Inforindo ("SMI")

   Lintasarta has 20% equity interest in SMI, a company domiciled in Jakarta and engaged in telecommunication and information services.

   Lintasarta received cash dividends amounting to Rp 72, Rp 96 and Rp 65 in 2000, 2001 and 2002, respectively.

   PT Intikom Telepersada ("Intikom")

   In 1997, Sisindosat acquired 46% equity interest in Intikom. The acquisition cost of the shares was greater by Rp 164 than Sisindosat's equity interest in Intikom at the time of the acquisition. Intikom was established in 1990 and is engaged in, among others, assembling, installation and trading of telecommunication equipment.

   PT Kalimaya Perkasa Finance ("Kalimaya")

   In 1996, Sisindosat acquired shares in Kalimaya, which is engaged in multifinance activities such as factoring, leasing and consumer financing.

   PT Mediagate Indonesia ("MGI")

   In 2001, Indosatcom acquired 40% equity interest in MGI, a company engaged in, among others, construction, trading, transportation and other activities.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

8. INVESTMENTS IN ASSOCIATED COMPANIES (continued)

   Cambodian Indosat Telecommunications S.A. ("Camintel")

   The Company's investment in Camintel, a joint venture between the Company and the Kingdom of Cambodia, was made in 1995. The main business of the joint venture is to undertake the rehabilitation, expansion, operation and maintenance of telecommunications facilities formerly owned by the United Nations Transitional Authority in Cambodia ("UNTAC"), and to provide telecommunications and other services in Cambodia.

   Telkomsel

   Telkomsel was established in 1995 and is engaged in the provision of GSM telecommunications services. Telkomsel holds a license to provide GSM services with national coverage.
   On May 16, 2001, the Company sold to Telkom all its equity interest in Telkomsel (see Note 4).

9. OTHER LONG-TERM INVESTMENTS

   This account consists of the following:

                                                              2001    2002
                                                             ------- -------
    Investments in:
    Shares of stock accounted for under the cost method--net 317,403 218,820
     Convertible bonds--net                                   85,000  54,750
    Equity securities which are available for sale                99      99
                                                             ------- -------
    Total                                                    402,502 273,669
                                                             ======= =======

    a. Investments in shares of stock which are accounted for under the cost method

                                                        2001
                                                  -----------------
                                                   Equity   Cost/
                                                  Interest Carrying
                                                    (%)    Value 1)
                                                  -------- --------
             PT Pramindo Ikat Nusantara            13.00   162,021
             The International Telecommunications
              Satellite Organization               0.34    97,427

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

9. OTHER LONG-TERM INVESTMENTS (continued)

    a. Investments in shares of stock which are accounted for under the cost method (continued)




                                                            2001
                                                      -----------------
                                                       Equity   Cost/
                                                      Interest Carrying
                                                        (%)    Value /1/)
                                                      -------- --------
      PT Datakom Asia                                  5.00     50,000
      ICO Global Communications (Holdings) Limited     0.87     49,977
      AlphaNet Telecom Inc.                              --     32,149
      U.S.A. Global Link, Inc.                        19.05     26,249
      PT Multimedia Nusantara                         15.00      3,750
      The International Mobile Satellite Organization  0.40      3,347
      PT Patra Telekomunikasi Indonesia               10.00      2,000
      PT Indoprima Mikroselindo                       17.33      1,377
      ASEAN Cableship Pte. Ltd.                       16.67      1,265
      Acasia Communications Sdn. Bhd.                 16.74      1,237
      ASEAN Telecom Holding Sdn. Bhd.                 17.60        129
                                                               -------
      Total                                                    430,928
      Less allowance for decline in value                      113,525
                                                               -------
      Net                                                      317,403
                                                               =======

--------
/1/) there is no sale of investment/adjustment in 2001

                                                             2002
                                                       -----------------
                                                        Equity   Cost/
                                                       Interest Carrying
                                                         (%)     Value
                                                       -------- --------
       PT Pramindo Ikat Nusantara                       9.10    113,415
       The International Telecommunications
        Satellite Organization                          0.34     97,427
       PT Datakom Asia                                  5.00     50,000
       ICO Global Communications (Holdings) Limited     0.87     49,977
       AlphaNet Telecom Inc.                              --     32,149
       U.S.A. Global Link, Inc.                        19.05     26,249
       PT Multimedia Nusantara                         15.00      3,750
       The International Mobile Satellite Organization  0.40      3,347

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

9. OTHER LONG-TERM INVESTMENTS (continued)

    a. Investments in shares of stock which are accounted for under the cost method (continued)

                                                       2002
                                                 -----------------
                                                  Equity   Cost/
                                                 Interest Carrying
                                                   (%)     Value
                                                 -------- --------
             PT Patra Telekomunikasi Indonesia    10.00     2,000
             PT Indoprima Mikroselindo            17.33     1,377
             ASEAN Cableship Pte. Ltd.            16.67     1,265
             Acasia Communications Sdn. Bhd.      16.74     1,237
             ASEAN Telecom Holding Sdn. Bhd.      17.60       129
                                                          -------
             Total                                        382,322
             Less allowance for decline in value          163,502
                                                          -------
             Net                                          218,820
                                                          =======

    b. Investments in convertible bonds

       As of December 31, 2001 and 2002, this account consists of:

                                                     2001    2002
                                                    ------- -------
             AlphaNet Telecom Inc.                   71,441  71,441
             PT Cipta Televisi Pendidikan Indonesia 150,000  54,750
             YIMM                                    18,000  18,000
                                                    ------- -------
             Total                                  239,441 144,191
             Less allowance for decline in value    154,441  89,441
                                                    ------- -------
             Net                                     85,000  54,750
                                                    ======= =======

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

9  OTHER LONG-TERM INVESTMENTS (continued)

    c. Equity securities which are available for sale

       As of December 31, 2001 and 2002, this account consists of:

                                   BNI    89
                                   Telkom 10
                                          --
                                   Total  99
                                          ==

   The current economic condition faced by Indonesia (see Note 36) has substantially affected the Companies' other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp 267,966 and Rp 252,943 as of December 31, 2001 and 2002, respectively, which management believes is adequate to cover possible losses on the investments.

   PT Pramindo Ikat Nusantara ("PIN")

   In 1997, the Company acquired 13% equity interest in PIN from shares owned by PT Astratel Nusantara, PT Intertel Pratamamedia and Koperasi Pegawai Kantor Pusat Departemen Pariwisata, Pos dan Telekomunikasi. Under a Joint Operation Scheme ("KSO"), PIN has taken over from Telkom the operations of Telkom's Regional Division I (Sumatra) starting January 1, 1996 to December 31, 2010.

   In 1998, the Company increased its capital contribution in PIN by U.S.$ 1,625 due to a call for payment from PIN. In 1999, PIN increased its issued capital stock from U.S.$ 110,500 to U.S.$ 118,000 by issuing 750,000 new shares with aggregate amount of U.S.$ 7,500. The Company's portion of this increase that amounts to U.S.$ 975 was paid on March 30, 1999.

   On April 19, 2002, Telkom and the PIN stockholders, including the Company, entered into a Conditional Sale and Purchase Agreement ("CSPA"), whereby the stockholders agreed to sell and transfer all their shares in PIN to Telkom at a total selling price of approximately U.S.$ 381,499, in three share-purchase transactions, as follows:

    - 30% of the shares at the Initial Closing Date, which shall occur on August 1, 2002
    - 15% of the shares at the Interim Closing Date, which shall occur not later than September 30, 2003
    - 55% of the shares at the Subsequent Closing Date, which shall occur not later than December 31, 2004

   Telkom paid approximately U.S.$ 9,264 in cash as initial payment after the release of the PIN pledged shares by, and upon repayment by PIN of all amounts (principal, interest and others) payable to, International Finance Corporation, one of PIN's stockholders, which occurred on September 17, 2002. At the initial payment date, the stockholders of PIN also received net working capital reimbursement from PIN. The balance of the selling price of approximately U.S.$ 372,235, plus the corresponding interest for the applicable period, will be settled by Telkom through the issuance of promissory notes payable in ten quarterly installments of specific amounts.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

9. OTHER LONG-TERM INVESTMENTS (continued)

   PT Pramindo Ikat Nusantara ("PIN") (continued)

   Based on an amendment dated August 1, 2002 to the CSPA, the Initial Closing Date was changed to August 15, 2002. In addition, the sum of Rp 3,250 was withheld by Telkom from the initial installment of the working capital reimbursement as a security for the costs of obtaining land title certificates for the account of PIN.

   As of December 31, 2002, the Company has received from Telkom U.S.$ 5,414 for the initial payment and Rp 32,199 for the working capital reimbursement.

   The International Telecommunications Satellite Organization ("Intelsat")

   Intelsat is an international organization providing worldwide telecommunications satellite services. The Company's investment in Intelsat was made in 1985.

   In March 2001, the Company sold a portion of its equity interest in Intelsat, which resulted in a decrease in its equity interest in Intelsat to 0.34%. On July 18, 2001, Intelsat became a private company. The Company's capital contributions in Intelsat totalling U.S.$ 11,567 were converted into 1,686,270 shares and became the basis of recording the investment under the cost method.

   PT Datakom Asia ("DA")

   DA is the holding company for the companies in the Datakom group of companies engaged in direct satellite broadcasting, post-production services and integrated radio telecommunications services.

   In 1997, the Company purchased 5% equity interest in DA at the price of Rp 50,000 under the condition that DA or another appointed party would repurchase the Company's 5% equity interest in DA at the price of Rp 50,000 plus interest if the Company could not exercise its option to subscribe to additional DA shares because DA failed to undertake its initial public offering ("IPO") of its shares by December 31, 1999. The interest rate is based on the average interest rate of three banks each, owned by the Government and the private sector, computed from the date the Company paid for its 5% equity interest. As of December 31, 2002, the Company has not yet finalized its negotiations with DA on the repurchase as a result of the inability of DA to undertake its IPO.

   ICO Global Communications (Holdings) Limited ("I-CO")

   In 1995, the Company and I-CO, Inmarsat's subsidiary that is domiciled in the Bahamas, signed an agreement for the Company to subscribe to 200,000 I-CO shares at U.S.$ 100 each. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

   In 1998, the Board of I-CO, through its Financing Committee, approved to issue 8 bonus shares for each share owned by all I-CO stockholders. The Company, which previously owned 200,000 shares of I-CO, now owns 1,800,000 shares. However, since I-CO had a public offering of its shares and the Company did not subscribe to additional shares, the Company's equity interest in I-CO decreased from 1.37% to 0.87%.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

9. OTHER LONG-TERM INVESTMENTS (continued)

   AlphaNet Telecom Inc. ("ATI")

   ATI, a company incorporated in Canada, is engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travelers, the hotel industry and users of personal computers and personal digital assistants. "Inn Fax", "Follow Fax" and "Follow Fax PC" are the registered trademarks of ATI.

   Based on a share-purchase agreement in 1997 between the Company and AlphaNet Technology Corporation ("ATC"), one of the current stockholders of ATI, the Company purchased 1,750,000 ATI common shares at Canadian dollars ("CAD") 9 each. This initial investment of CAD 15,750,000 represented 17.05% equity interest in ATI.

   The Company's equity interest in ATI subsequently decreased to 16.91% due to the exercise of stock options by ATI employees in 1997. In 1998, ATI issued 1,338,000 new shares through special warrant financing. As a result of the issuance of these new shares, the Company's equity interest in ATI decreased further to 14.5%.

   In a separate agreement, the Company purchased convertible bonds of ATI at the principal amount of CAD 35,000,000. The bonds were issued in September 1997 to mature on September 13, 2002. The bonds earn quarterly interest at the Bank of Canada annual prime-lending rate adjusted annually on each anniversary date of the issue date to the rate prevailing on that day. The principal amount of the bonds is convertible into ATI's shares of stock at any time up to the maturity date at the conversion price of CAD 17.50 per share.

   In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investment in ATI.

   As a result of ATI's liquidation process, the Company received on March 9, 2001 the amount of Rp 12,923 (CAD 2,028,670) from the sale of ATI's assets. This amount was included in "Other Income (Expenses) - Others--Net" account in the 2001 consolidated statement of income. The liquidation process of ATI is expected to be completed in 2003.

   U.S.A. Global Link, Inc. ("Global Link")

   In 1996, Sisindosat acquired 200,000 shares of Global Link, a company incorporated in the USA and engaged mainly in the provision of callback services. The acquisition cost of the shares was greater by Rp 44,507 than Sisindosat's equity interest in Global Link at the time the investment was made.

   In 1997, Global Link issued 50,000 new shares that were subscribed by a third party through a private placement. The issuance of the new shares resulted in the decrease in Sisindosat's equity interest from 20% to 19.05%.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

9. OTHER LONG-TERM INVESTMENTS (continued)

   U.S.A. Global Link, Inc. ("Global Link") (continued)

   As resolved in the Annual General Meeting of the Stockholders of Sisindosat held on June 15, 2001, the stockholders agreed to the liquidation of Global Link based on the request of the primary stockholder of Global Link. Sisindosat provided 100% allowance on its investment in Global Link.

   PT Multimedia Nusantara ("Metra")

   In 1997, IMM and other parties established Metra, which is engaged in pay-television and multimedia information service.

   The International Mobile Satellite Organization ("Inmarsat")

   Inmarsat is an international organization providing worldwide telecommunications satellite services for mobile (maritime/aeronautical) telecommunications facilities. The Company's 0.22% equity interest in Inmarsat was initially made in 1987 and increased to 0.4% in 1997.

   In 1999, Inmarsat became a private company. The Company's capital contributions in Inmarsat totalling U.S.$ 2,949 were converted into 39,661 shares and became the basis of recording the investment under the cost method.

   PT Patra Telekomunikasi Indonesia ("Patrakomindo")

   In 1995, the Company, Telkom, PT Elnusa (a related party) and two other companies entered into an agreement to establish Patrakomindo, a joint venture company engaged in providing satellite communications system services and related facilities to the petroleum industry. Patrakomindo started operations in 1996.

   PT Indoprima Mikroselindo ("Primasel")

   The Company's investment in Primasel was made in 1996. Primasel shall engage in providing telecommunications services of Personal Communications Service/Personal Communications Network--Personal Handy Telephone System ("PHS") in the East Java Region. The Company's investment amounting to Rp 4,600 represents 21.05% equity interest in Primasel.

   Based on a resolution at the Extraordinary Meeting of the Stockholders of Primasel in 1999, the stockholders agreed to convert into Primasel shares a part of Primasel's credit from an existing supplier. The conversion of the supplier's credit into shares resulted in the decrease in the Company's equity interest in Primasel from 21.05% to 17.33%.

   As of December 31, 2002, Primasel has not yet started its commercial operations although it has obtained its operating license from the Government of the Republic of Indonesia (see Note 37).

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

9  OTHER LONG-TERM INVESTMENTS (continued)

   ASEAN Cableship Pte. Ltd. ("ACPL")

   The Company's investment in ACPL was made in 1986. ACPL, which was founded by the telecommunications authorities of the six members of the Association of South East Asian Nations ("ASEAN"), is engaged in providing services related to the repair and maintenance of submarine cables.

   Acasia Communications Sdn. Bhd. ("Acasia")

   The Company's investment in Acasia was made in 1995. Acasia, which is incorporated in Malaysia, was founded in 1995 by the telecommunications carriers of five ASEAN member countries and is primarily engaged in telecommunications services and other related services.

   In 1997, Acasia issued 3,105,625 new shares to its stockholders of which the Company took 525,000 shares. The issuance of the new shares resulted in the increase in the Company's equity interest from 14.68% to 16% since one of the stockholders did not take its entire portion.

   In 1998, the Company acquired 123,127 shares of Acasia which were previously owned and unpaid by the other stockholders. By acquiring these shares, the Company's equity interest in Acasia increased from 16% to 16.74%.

   ASEAN Telecom Holding Sdn. Bhd. ("ATH")

   The Company's investment in ATH was made in 1996. ATH, which is incorporated in Malaysia, was founded in 1995 by the telecommunications carriers of five ASEAN member countries and is primarily engaged in corporate telecommunications and other related services. In 1996, ATH issued 25,000 new shares to Jabatan Telekom Brunei. The issuance of the new shares resulted in the decrease in the Company's equity interest in ATH from 20% to 16.67%.

   In 1997, ATH issued 426,750 new shares to its existing stockholders. The Company and other stockholders subscribed to 71,125 shares each, but since one of the stockholders did not take all of its portion and a part of it was taken by the Company and the other stockholders, the Company's equity interest in ATH increased from 16.67% to 17.6%.

   PT Cipta Televisi Pendidikan Indonesia ("CTPI")

   CTPI is engaged in television broadcasting and other related services or activities. In 1997, the Company purchased 15 convertible bonds of CTPI at the nominal value of Rp 10,000 each. The bonds will mature on October 15, 2002 and earn semi-annual interest at the rate of 7% per annum. The bonds shall be converted into CTPI's shares of stock immediately after CTPI's net worth equals to or exceeds Rp 575,000 and its price-earnings ratio becomes 10.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

9. OTHER LONG-TERM INVESTMENTS (continued)

   PT Cipta Televisi Pendidikan Indonesia ("CTPI") (continued)

   In the event that the net worth in any year during the five-year term of the bonds is less than Rp 546,000:
   (a) CTPI will, at the option of the Company by sending a redemption notice to CTPI, redeem all bonds held by the Company at a redemption amount calculated so as to give the Company an additional interest of 19% or a total interest of 26% per annum (compounded from the issue date up to and including the redemption date which shall be the date falling 14 days after the date of the Redemption Notice) for the bonds, together with all unpaid interest accrued thereon; or

   (b) The Company may sell and/or otherwise transfer to the controlling stockholder of CTPI all bonds held by the Company at an amount calculated so as to give the Company an additional interest of 19% or a total interest of 26% per annum (compounded from the issue date up to and including the date of transfer of the relevant bonds) for the bonds, together with all unpaid interest accrued thereon.

   In the event that the targeted net worth will equal to or be more than Rp 575,000 but the price-earnings ratio of 10 is not achieved so that CTPI fails to undertake the Initial Public Offering ("IPO") by December 31, 2000, then within 3 months from December 31, 2000, the Company can exercise one of the two options stated above, plus an option that the Company may convert the bonds into shares, at the latest, on the maturity date of the bonds. The conversion price applicable shall be the nominal value per share.

   The stockholders of CTPI guarantee to purchase and pay the bonds at the value stated above in the event that CTPI fails to achieve the above conditions and the Company requires CTPI to redeem the bonds.

   CTPI failed to undertake its IPO by December 31, 2000.

   On October 15, 2002, the Company sent a redemption notice to CTPI to redeem the bonds. On October 16, 2002, the Company also sent a letter to PT Tridan Satriaputra, as the Guarantor of the bonds, to pay the bonds.

   Based on a letter dated December 18, 2002 from CTPI, it offered the settlement of the bonds by paying the Company U.S.$ 5,000 in cash not later than March 31, 2003 and U.S.$ 10,000 in the form of registered transferable term loan to PT Garuda Indonesia. As of December 31, 2002, the Company has not decided on the offer.

   In 2002, the Company wrote off a part of its investment in convertible bonds of CTPI amounting to Rp 95,250.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

10. PROPERTY AND EQUIPMENT

   The details of property and equipment are as follows:

                                                           2001
                         -------------------------------------------------------------------------
                                               Transactions during the Year
                                   ----------------------------------------------------
                          Balance
                            at                                                 New      Balance at
                         Beginning                                         Subsidiaries   End of
                          of Year  Additions  Deductions Reclassifications   Acquired      Year
                         --------- ---------  ---------- ----------------- ------------ ----------
Carrying Value
Landrights                  81,709   100,271        --             --          33,271      215,251
Buildings                  138,179    65,628       489          3,142          58,974      265,434
Submarine cables           732,681   (46,630)       --             --              --      686,051
Earth stations             112,045        --     3,625             --              --      108,420
Inland link                 78,180        --        --             --              --       78,180
Switching equipment        173,394     1,682        --         17,010          48,220      240,306
Telecommunications
  peripherals              646,366   123,147     3,162          9,721           7,768      783,840
Information technology
  equipment                     --    30,364       227         43,926         352,694      426,757
Office equipment           180,200   504,162     1,327         10,297          81,220      774,552
Building and leasehold
  improvements              83,264    27,742     1,285            232          64,053      174,006
Vehicles                     6,702    13,437     3,020             --          11,319       28,438
Cellular technical
  equipment
Base station subsystem          -- 1,384,805        --        132,022       3,183,613    4,700,440
Network switching
  subsystem                     --   281,387        --         82,375       1,600,578    1,964,340
Operating support
  subsystem                     --   287,525        --          1,571         106,241      395,337
Satellite technical
  equipment
Satellites                      --   315,596        --         11,159         538,581      865,336
Master control station          --    50,356        --             68          82,058      132,482
Customer premises
  equipment                     --     8,119        --            399          56,374       64,892
Transmission and cross
  connection equipment
Transmission equipment          --    50,358        --         31,675         321,642      403,675
Cross-connection
  equipment                     --    12,284        --             --          11,079       23,363
Properties under
  construction and
  installation             100,666 1,177,506        --       (343,597)        599,132    1,533,707
                         --------- ---------    ------       --------       ---------   ----------
Total                    2,333,386 4,387,739    13,135             --       7,156,817   13,864,807
                         --------- ---------    ------       --------       ---------   ----------
Accumulated Depreciation
Buildings                   46,306    31,139       118             --          25,328      102,655
Submarine cables           112,093    42,984        --             --              --      155,077
Earth stations              59,382     5,988     3,625             --              --       61,745
Inland link                 13,381     5,764        --             --              --       19,145
Switching equipment         64,769    17,749        --             --          21,055      103,573
Telecommunications
  peripherals              341,295    73,097     3,161             --           3,953      415,184

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

10. PROPERTY AND EQUIPMENT (continued)

                                                         2001
                       -------------------------------------------------------------------------
                                             Transactions during the Year
                                  ---------------------------------------------------
                       Balance at                                            New      Balance at
                       Beginning                                         Subsidiaries   End of
                        of Year   Additions Deductions Reclassifications   Acquired      Year
                       ---------- --------- ---------- ----------------- ------------ ----------
Information technology
 equipment                    --    67,081        --          --            212,811     279,892
Office equipment         111,177    48,044     1,315          --             52,974     210,880
Building and leasehold
 improvements             56,975    16,341     1,242          --             52,036     124,110
Vehicles                   3,583     3,743     3,002          --              5,211       9,535
Cellular technical
 equipment
Base station subsystem        --   326,973        --          --          1,220,135   1,547,108
Network switching
 subsystem                    --   157,682        --          --            629,808     787,490
Operating support
 subsystem                    --    17,175        --          --             29,149      46,324
Satellite technical
 equipment
Satellites                    --    64,668        --          --            207,174     271,842
Master control station        --     9,208        --          --             26,465      35,673
 Customer premises
   equipment                  --     3,158        --          --              6,623       9,781
Transmission and cross
 connection equipment
 Transmission
   equipment                  --    20,658        --          --             55,973      76,631
 Cross-connection
   equipment                  --     2,294        --          --              5,752       8,046
                       ---------   -------    ------          --          ---------   ---------
Total                    808,961   913,746    12,463          --          2,554,447   4,264,691
                       ---------   -------    ------          --          ---------   ---------
Less impairment
 in value                     --        --        --          --            131,209     131,209
                       ---------   -------    ------          --          ---------   ---------
Net Book Value         1,524,425                                                      9,468,907
                       =========                                                      =========

                                                        2002
                       -----------------------------------------------------------------------
                                            Transactions during the Year
                                 ---------------------------------------------------
                        Balance
                          at                                                New       Balance
                       Beginning                                        Subsidiaries at End of
                        of Year  Additions Deductions Reclassifications   Acquired     Year
                       --------- --------- ---------- ----------------- ------------ ---------
Carrying Value
Landrights              215,251    37,342       517            --             --      252,076
Buildings               265,434    15,339       259        12,212             --      292,726
Submarine cables        686,051        24        --        38,095             --      724,170
Earth stations          108,420        64        --            --             --      108,484
Inland link              78,180     8,085        --        79,872             --      166,137
Switching equipment     240,306     4,462        --        33,660             --      278,428
Telecommunications
 peripherals            783,840   146,603    23,361        76,895             34      984,011
Information technology
 equipment              426,757    36,315    38,917        76,301          6,418      506,874
Office equipment        774,552    49,914     5,529        79,863            458      899,258
Building and leasehold
 improvements           174,006    11,003       426        40,129             --      224,712

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

10. PROPERTY AND EQUIPMENT (continued)

                                                             2002
                         ----------------------------------------------------------------------------
                                                 Transactions during the Year
                                      ---------------------------------------------------
                          Balance at                                             New
                         Beginning of                                        Subsidiaries Balance at
                             Year     Additions Deductions Reclassifications   Acquired   End of Year
                         ------------ --------- ---------- ----------------- ------------ -----------
Vehicles                      28,438      3,695    6,012           2,059           --         28,180
Cellular technical
 equipment
 Base station subsystem    4,700,440    146,048       --       1,711,691           --      6,558,179
 Network switching
   subsystem               1,964,340     87,370       --         384,290           --      2,436,000
 Operating support
   subsystem                 395,337     49,377       --             270           --        444,984
Satellite technical
 equipment
Satellites                   865,336    113,773       --             364           --        979,473
 Master control station      132,482     20,259       --             336           --        153,077
 Customer premises
   equipment                  64,892     18,560       --          12,925           --         96,377
Transmission and cross
 connection equipment
 Transmission
   equipment                 403,675         --       --           2,516           --        406,191
 Cross-connection
   equipment                  23,363         --       --           4,227           --         27,590
Properties under
 construction and
 installation              1,533,707  3,294,469       --      (2,555,705)          --      2,272,471
                          ----------  ---------   ------      ----------        -----     ----------
Total                     13,864,807  4,042,702   75,021              --        6,910     17,839,398
                          ----------  ---------   ------      ----------        -----     ----------
Accumulated Depreciation
Buildings                    102,655     27,518      119              --           --        130,054
Submarine cables             155,077     50,235       --              --           --        205,312
Earth stations                61,745      5,863       --              --           --         67,608
Inland link                   19,145      9,584       --              --           --         28,729
Switching equipment          103,573     22,097       --              --           --        125,670
Telecommunications
 peripherals                 415,184    129,832   13,245              --            5        531,776
Information technology
 equipment                   279,892     47,482   24,089              --           --        303,285
Office equipment             210,880    142,550    1,388              --        1,501        353,543
Building and leasehold
 improvements                124,110     24,215      249              --           --        148,076
Vehicles                       9,535      4,383    2,107              --           --         11,811
Cellular technical
 equipment
Base station subsystem     1,547,108    722,834       --              --           --      2,269,942
 Network switching
   subsystem                 787,490    293,041       --              --           --      1,080,531
 Operating support
   subsystem                  46,324     53,662       --              --           --         99,986
 Satellite technical
 equipment Satellites        271,842    123,816       --              --           --        395,658
 Master control station       35,673     17,845       --              --           --         53,518
 Customer premises
   equipment                   9,781      8,047       --              --           --         17,828

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

10. PROPERTY AND EQUIPMENT (continued)

                                                          2002
                       --------------------------------------------------------------------------
                                             Transactions during the Year
                                  ---------------------------------------------------
                       Balance at                                            New
                       Beginning                                         Subsidiaries Balance at
                        of Year   Additions Deductions Reclassifications   Acquired   End of Year
                       ---------- --------- ---------- ----------------- ------------ -----------
Transmission and cross
 connection equipment
 Transmission
   equipment              76,631     36,762       --          --               --        113,393
 Cross-connection
   equipment               8,046      4,167       --          --               --         12,213
                       ---------  ---------   ------          --            -----     ----------
Total                  4,264,691  1,723,933   41,197          --            1,506      5,948,933
                       ---------  ---------   ------          --            -----     ----------
Less impairment
 in value                131,209         --       --          --               --        131,209
                       ---------  ---------   ------          --            -----     ----------
Net Book Value         9,468,907                                                      11,759,256
                       =========                                                      ==========

   The submarine cables represent the Company's proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

   During 2000, 2001 and 2002, the Companies sold certain property and equipment as follows:

                                        2000    2001   2002
                                      -------  -----  ------
                   Proceeds from sale   3,082  5,561   3,412
                   Net book value     (24,067)  (672) (1,040)
                                      -------  -----  ------
                   Gain (loss)        (20,985) 4,889   2,372
                                      =======  =====  ======

   Depreciation charged to operations amounted to Rp 189,852, Rp 1,011,619 (including a proportionate share in the depreciation expense of Satelindo from January to May 2001 amounting to Rp 97,873) and Rp 1,723,933 in 2000, 2001 and 2002, respectively.

   In 1999, Satelindo assessed its property and equipment in connection with indications of assets impairment. Based on the assessment, Satelindo provided an impairment reserve amounting to Rp 131,209 for certain property and equipment whose carrying value exceeded their recoverable amount. Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48, "Impairment of Assets Value", except as already recognized by Satelindo.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

10. PROPERTY AND EQUIPMENT (continued)

   The Companies carry insurance on their respective property and equipment (except submarine cables and landrights) for U.S.$ 1,651,536 and Rp 2,748,563, including insurance on Satelindo's satellite amounting to U.S.$ 150,000 which is pledged as collateral for its long-term debts (see Notes 15 and 16). In management's opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

   Portions of property and equipment are pledged as collateral to long-term debts and letter of credit facilities obtained by Satelindo and Lintasarta (see Note 15) and to short-term loans obtained by Sisindosat.

   The details of the Companies' properties under construction and installation as of December 31, 2001 and 2002 are as follows:

                                                             Estimated Date
               2001                 Completion   Cost        of Completion
               ----                 ---------- --------- -----------------------
Cellular technical equipment             37 %    895,506 April 2002
Telecommunications peripherals        1%--96%    309,680 January--June 2002
Submarine cables                         46 %    165,796 March 2003
Inland link                          70%--92%     49,667 February--June 2002
Building and leasehold improvements   8%--89%     32,513 January--September 2002
Information technology equipment     36%--80%     27,999 March--December 2004
Transmission and cross-connection
 equipment                               55 %     19,493 March 2002
Satellite technical equipment            38 %     17,699 April 2002
Building                             10%--80%      9,236 January--June 2003
Others                                1%--90%      6,118 January--June 2002
                                               ---------
Total                                          1,533,707
                                               =========

                                                             Estimated Date
               2001                 Completion   Cost        of Completion
               ----                 ---------- --------- ----------------------
Cellular technical equipment              39%  1,413,256 April 2003
Telecommunications peripherals       15%--90%    482,970 January--June 2003
Submarine cables                     90%--95%    154,757 July--August 2003
Inland link                          50%--90%     63,977 April--June 2003
Building and leasehold improvements  10%--87%     41,577 January--December 2003
Information technology equipment     15%--85%     32,849 January--December 2004
Switching equipment                  45%--95%     22,292 February--March 2003
Building                             20%--90%     18,099 January--June 2003
Transmission and cross-connection
 equipment                                44%     14,758 April 2003
Satellite technical equipment             30%     10,878 May 2003
Others                               20%--90%     17,058 January--June 2003
                                               ---------
Total                                          2,272,471
                                               =========

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

10. PROPERTY AND EQUIPMENT (continued)

   Other information related to properties under construction and installation follows:

                                               2001    2002
                                               ----    ----
                  Borrowing costs capitalized
                   during the year:
                  Net foreign exchange loss   25,747     502
                  Interest expense            15,694   1,445

11. GOODWILL

   As of December 31, 2001, this account represents goodwill amounting to Rp 2,728,393, less seven months' amortization of Rp 318,313, from the acquisition of 100% equity interest in Bimagraha in May 2001. The goodwill relating to Sisindosat and Asiatel had been amortized in full as of December 31, 2001.

   As of December 31, 2002, this account represents goodwill amounting to Rp 2,055,329, less amortization of Rp 207,817, from the acquisition of 25% equity interest in Satelindo in June 2002 and the balance of goodwill from the acquisition of 100% equity interest in Bimagraha in 2001.

   The analysis of goodwill is as follows:

                                               2001       2002
                                            ---------  ---------
              Balance at beginning of year      2,888  2,410,080
              Addition (see Notes 1d and 4) 2,728,393  2,055,329
              Amortization                   (321,201)  (753,495)
                                            ---------  ---------
              Balance at end of year        2,410,080  3,711,914
                                            =========  =========

12. LONG-TERM ADVANCES

   This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction of the property and equipment has reached certain percentage of completion.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

13. TAXES PAYABLE

   The taxes payable as of December 31, 2001 and 2002 are as follows:

                                                         2001     2002
                                                       --------- -------
       Estimated corporate Income Tax payable,
        less tax prepayments of Rp 923,091 in 2001 and
        Rp 133,562 in 2002                             2,671,324 112,308
       Income Taxes:
        Article 21                                        37,850  52,304
        Article 22                                         1,023     514
        Article 23                                        24,191  22,666
        Article 26                                        12,197   5,405
        Article 29                                        40,038  25,125
       Value Added Tax ("VAT")                           108,089  29,251
       Others                                              3,586     608
                                                       --------- -------
       Total                                           2,898,298 248,181
                                                       ========= =======

   The reconciliation between income before Income Tax and estimated taxable income of the Company for the years ended December 31, 2000, 2001 and 2002 is as follows:


                                                2000       2001       2002
                                             ---------  ---------  ---------
   Income before Income Tax per consolidated
    statements of income                     2,353,116  2,138,447  1,343,541
   Subsidiaries' income before Income Tax
   and effect of inter-company
    consolidation eliminations                 (57,612)  (232,545)  (823,005)
                                             ---------  ---------  ---------
   Income before Income Tax of the Company   2,295,504  1,905,902    520,536
   Positive adjustments
    Provision for doubtful accounts             15,874     45,492    313,019
    Interest expense on loans used
      to finance shares acquisition
      (see Note 15)                                 --         --    167,941
    Interest on tax installments                    --         --    137,358
    Equity in net loss of investees                 --         --    109,608
    Gain on sale of other long-term
      investment (see Note 9)                       --         --    109,185
    Loss from decline in value
      of investments in associated
      companies and other long-term
      investments                                   --     56,300     80,227

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

13. TAXES PAYABLE (continued)

                                               2000       2001       2002
                                            ---------  ----------  --------
   Assessments for Income Taxes
    and related penalties                       2,110         924    26,485
   Provision for termination,
    gratuity and compensation
    benefits of employees                          --          --    13,797
   Employee benefits                           10,059       9,825     9,762
   Donation                                     3,172       3,760     3,040
   Representation                               2,386         982     1,880
   Gain on sale of investment in associated
    company (see Note 4)                           --  10,718,550        --
   Depreciation--net                               --       9,089        --
   Gain on transfer of property and
    equipment                                      --         913        --
   Net periodic pension cost                   12,965          --        --
   Others                                      10,355       3,051        --
   Negative adjustments
    Amortization of goodwill                   (3,892)   (336,202) (557,488)
    Write-off of accounts receivable          (10,898)         --  (319,563)
    Interest income already
    subjected to final tax                   (151,538)   (371,803) (192,902)
    Write-off of other long-term investment        --          --   (95,250)
    Depreciation--net                         (64,173)         --   (47,430)
    Net periodic pension cost                      --     (21,958)  (23,267)
    Gain on sale of property and equipment         --          --      (112)
    Equity in net income of investees        (130,435)   (126,396)       --
    Reversal of allowance for
      doubtful accounts                            --     (36,539)       --
    Others                                         --          --    (1,005)
                                            ---------  ----------  --------
   Estimated taxable income of
    the Company                             1,991,489  11,861,890   255,821
                                            =========  ==========  ========

   The computation of the Income Tax expense (benefit)--net for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                2000       2001     2002
                                              --------- ---------- -------
      Estimated taxable income of the Company 1,991,489 11,861,890 255,821
                                              --------- ---------- -------
      Income Tax expense--current (at
       statutory tax rates)
       Company                                  597,438  3,558,550  76,729

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

13. TAXES PAYABLE (continued)

                                                2000      2001       2002
                                              -------  ----------  -------
      Less current Income Tax expense on
        gain on sale of long-term
        investments charged to "Difference
        in Value from Restructuring
        Transactions of Entities Under
        Common Control" under
        Stockholders' Equity                       --  (2,943,963)      --
                                              -------  ----------  -------
                                              597,438     614,587   76,729
     Subsidiaries                              33,140      35,865  169,141
                                              -------  ----------  -------
     Total Income Tax expense--current        630,578     650,452  245,870
                                              -------  ----------  -------
     Income Tax expense (benefit)--deferred
      Effect of temporary differences at
        enacted maximum tax rate (30%)
        Company
          Amortization of goodwill              1,167     100,861  167,246
          Write-off of accounts receivable         --          --   95,869
          Write-off of other long-term
            investment                             --          --   28,575
          Depreciation--net                    13,281      (2,727)  14,229
          Net periodic pension cost            (3,889)      6,587    6,980
          Gain on sale of property and
            equipment                              --          --       34
          Provision for doubtful accounts      (4,762)    (13,648) (93,906)
          Interest expense on loans used
            to finance shares
            acquisition (see Note 15)              --          --  (50,383)
          Equity in net income (loss) of
            investees                          40,315      37,919  (32,882)
          Loss from decline in value of
            investments in associated
            companies and other
            long-term investments                  --     (16,890) (24,068)
          Provision for termination,
            gratuity and compensation
            benefits of employees                  --          --   (4,139)
          Reversal of allowance for
            doubtful accounts                      --      10,962       --
          Gain on sale of investment in
            associated company                     --    (284,270)      --
          Gain on transfer of property
            and equipment                          --        (274)      --
          Others                                9,829          --       --
                                              -------  ----------  -------
                                               55,941    (161,480) 107,555
                                              -------  ----------  -------

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

13. TAXES PAYABLE (continued)

                                               2000     2001      2002
                                             -------  --------  --------
      Subsidiaries
       Tax loss carry-overs applied               --   163,790   186,550
       Equity in net income
         of investees                            113   122,524   179,458
       Depreciation--net                        (218) (115,654)  100,914
       Write-off of accounts receivable           --    64,651    72,761
       Valuation allowance--net                   --  (386,261) (103,956)
       Provision for doubtful accounts            --   (22,080)   (7,459)
       Loss from decline in value of
         other long-term investments              --    (1,125)   (4,982)
       Amortization of deferred foreign
         exchange losses                          --    90,998        --
       Reversal of provision for doubtful
         accounts                              1,035        --        --
       Others                                    299     6,378    (2,350)
                                             -------  --------  --------
                                               1,229   (76,779)  420,936
                                             -------  --------  --------
      Income Tax expense (benefit)--deferred  57,170  (238,259)  528,491
                                             -------  --------  --------
      Income Tax expense--net                687,748   412,193   774,361
                                             =======  ========  ========

   The computation of the estimated Income Tax payable and claims for tax refund for the years ended December 31, 2001 and 2002 is as follows:

                                                         2001     2002
                                                       --------- -------
        Income Tax expense--current
         Company                                       3,558,550  76,729
         Subsidiaries                                     35,865 169,141
                                                       --------- -------
        Total Income Tax expense--current              3,594,415 245,870
                                                       --------- -------
        Less prepayments of Income Tax of the Company
         Article 23                                       19,758  97,370
         Article 25                                      867,518 265,552
                                                       --------- -------
        Total prepayments of Income Tax of the Company   887,276 362,922
                                                       --------- -------

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

13. TAXES PAYABLE (continued)

                                                                 2001      2002
                                                               --------- --------
Less prepayments of Income Tax of Subsidiaries
 Article 22                                                        3,216   14,840
 Article 23                                                       10,208   31,989
 Article 25                                                       22,391   21,528
                                                               --------- --------
Total prepayments of Income Tax of Subsidiaries                   35,815   68,357
                                                               --------- --------
Total prepayments of Income Tax                                  923,091  431,279
                                                               --------- --------
Estimated Income Tax payable
 Company                                                       2,671,274       --
 Subsidiaries                                                         50  112,308
Claims for tax refund (presented as part of "Prepaid Taxes and
 Expenses")
 Company                                                              -- (286,193)
 Subsidiaries                                                         --  (11,524)
                                                               --------- --------
Net                                                            2,671,324 (185,409)
                                                               ========= ========

   The reconciliation between the Income Tax expense calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before Income Tax of the Company and Subsidiaries, and the Income Tax expense--net as shown in the consolidated statements of income for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                2000      2001      2002
                                              --------- --------- ---------
    Income before Income Tax per consolidated
     statements of income                     2,353,116 2,138,447 1,343,541
    Company's equity in Subsidiaries' income
     (loss) before Income Tax and reversal of
     inter-company consolidation eliminations    56,522   984,907 1,533,505
                                              --------- --------- ---------
    Combined income, net of loss,
     before Income Tax of the
     Company and Subsidiaries                 2,409,638 3,123,354 2,877,046
                                              ========= ========= =========
    Income Tax expense at the applicable tax
     rate of 30%                                722,891   937,006   863,114
    Tax effect on permanent differences
     Interest on tax installments                    --        --    41,207
     Gain on sale of other long-term
       investment                                    --        --    32,755
     Employee benefits                            7,207     5,964    11,162
     Assessment for Income Taxes and
       related penalties                            668    12,383     6,964

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

13. TAXES PAYABLE (continued)

                                               2000     2001      2002
                                             -------  --------  --------
       Donation                                  954     1,145     4,179
       Tax expense                                --        --     4,066
       Representation                          1,152       654     2,009
       Interest income already subjected to
         final tax                           (48,023) (137,319)  (88,295)
       Others                                  2,918    (5,601)    1,244
      Adjustment due to tax audit and others     (19)  (15,778)      (88)
      Valuation allowance adjustment              --  (386,261) (103,956)
                                             -------  --------  --------
      Income Tax expense--net per
       consolidated statements of income     687,748   412,193   774,361
                                             =======  ========  ========

   The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of December 31, 2001 and 2002 are as follows:

                                                           2001      2002
                                                         --------  --------
    Company
     Deferred tax assets
       Investments in subsidiaries/associated companies   167,466   200,349
       Allowance for decline in value of investments in
         associated companies and other long-term
         investments                                       85,851    81,344
       Interest expense on loans used to finance shares
         acquisition                                           --    50,383
       Allowance for doubtful accounts--net                37,700    35,737
       Pension cost (see Note 25)                           4,205        --
       Others                                                  --     4,139
                                                         --------  --------
       Total                                              295,222   371,952
                                                         --------  --------
     Deferred tax liabilities
       Goodwill                                          (105,561) (272,808)
       Difference in transactions of equity changes in
         associated companies/subsidiaries               (121,798) (121,836)
       Property and equipment                            (115,199) (129,462)
       Pension cost                                            --    (2,776)
                                                         --------  --------
       Total                                             (342,558) (526,882)
                                                         --------  --------
     Deferred tax liabilities--net                         47,336   154,930
                                                         --------  --------

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

13. TAXES PAYABLE (continued)

                                                                    2001      2002
                                                                  --------  --------
Subsidiaries (Asiatel and Bimagraha in 2001;
 Satelindo, SMM, Bimagraha and Asiatel in 2002)
 Deferred tax assets
   Allowance for doubtful accounts--net                                 30    68,079
   Allowance for decline in value of investments in
     associated companies                                               --     3,600
   Tax loss carry-overs                                              1,631     5,089
   Others                                                               --     2,863
                                                                  --------  --------
                                                                     1,661    79,631
   Valuation allowance                                              (1,631)   (5,145)
                                                                  --------  --------
   Net                                                                  30    74,486
                                                                  --------  --------
 Deferred tax liabilities
   Investments in subsidiaries/associated companies                (56,136) (235,072)
   Property and equipment                                             (721) (206,832)
                                                                  --------  --------
   Total                                                           (56,857) (441,904)
                                                                  --------  --------
 Deferred tax liabilities--net                                      56,827   367,418
                                                                  --------  --------
Total deferred tax liabilities--net                                104,163   522,348
                                                                  ========  ========
Subsidiaries (IMM, Sisindosat, Satelindo, SMM, Lintasarta and IM3
 in 2001; IM3, Sisindosat, Lintasarta, IMM, Indosatcom and
 APE in 2002)
 Deferred tax assets
   Tax loss carry-overs                                            339,487   149,478
   Allowance for doubtful accounts--net                            158,738    30,369
   Allowance for decline in value of investments in
     associated companies and other long-term
     investments                                                    25,373    21,773
   Investments in subsidiaries/associated companies                  5,742     5,240
   Others                                                            3,130     4,478
                                                                  --------  --------
   Total                                                           532,470   211,338
   Valuation allowance                                            (123,218)  (15,747)
                                                                  --------  --------
   Net                                                             409,252   195,591
                                                                  --------  --------

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

13. TAXES PAYABLE (continued)

                                              2001      2002
                                            --------  -------
                  Deferred tax liabilities
                    Property and equipment  (173,732) (70,550)
                    Others                    (1,390)  (1,973)
                                            --------  -------
                    Total                   (175,122) (72,523)
                                            --------  -------
                 Deferred tax assets--net    234,130  123,068
                                            ========  =======

   The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of December 31, 2001 and 2002 is as follows:

                                  2001                 2002
                          -------------------- --------------------
                          Deferred  Deferred   Deferred  Deferred
                            Tax        Tax       Tax        Tax
                           Assets  Liabilities  Assets  Liabilities
                          -------- ----------- -------- -----------
             Company           --     47,336        --    154,930
             Subsidiaries
              Bimagraha        --     56,136        --    235,072
              Satelindo   147,496         --        --    131,655
              Asiatel          --        691        --        691
              IM3          30,965         --    74,819         --
              Sisindosat   33,896         --    30,817         --
              Lintasarta    2,753         --    10,018         --
              IMM          19,020                4,383         --
              Indosatcom       --         --     2,640         --
              APE              --         --       391         --
                          -------    -------   -------    -------
             Total        234,130    104,163   123,068    522,348
                          =======    =======   =======    =======

   The significant temporary differences on which deferred tax assets have been computed are not deductible for Income Tax purposes until the decrease in the carrying value of investments in associated companies, the allowance for decline in value of investments in associated companies and other long-term investments and the capitalized interest expense on loans used to finance the share acquisition are realized upon sale of the investments, the doubtful accounts are written-off, the prepaid pension cost is expensed and the tax loss carry-overs are utilized. The deferred tax liabilities relate to the differences in the book and tax bases of goodwill and property and equipment due to the use of different amortization/depreciation periods and methods for Income Tax and financial reporting purposes and the tax effect on the difference in transactions of equity changes in associated companies/subsidiaries.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

13. TAXES PAYABLE (continued)

   A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is probable to be realized. The reduction in valuation allowance mainly relates to the reversal of the valuation allowance provided on tax loss carry-overs of Subsidiaries. Management believes that the existing tax loss carry-overs can be realized in the future.

   Under the current tax laws of Indonesia, the Company and Subsidiaries submit their tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on Income Tax basis can be carried forward and used to offset against future taxable income for a maximum period of 5 years.

   Based on Decision No. KEP-02/WPJ.07/KP.0105/2002 dated March 26, 2002 of the Director General of Taxation, the Company obtained approval to pay the Income Tax payable Article 29 for fiscal year 2001 amounting to Rp 1,893,981 in nine installments up to December 25, 2002 with interest at 2% per month. As of December 31, 2002, the Company has fully paid the installments.

   In 2002, the Company received assessment letters on tax underpayment ("SKPKB") on Income Taxes and VAT detailed as follows:

                   Fiscal Year  Date of Letter     Payment Date    Amount *
                   ----------- ----------------- ----------------- --------
     Income Taxes:
      Article 21      2001     December 19, 2002  January 28, 2003     969
                      2000      October 25, 2002 November 25, 2002     136
      Article 23      2001     December 19, 2002  January 28, 2003     571
                      2000      October 25, 2002 November 25, 2002      90
                      1998     November 21, 2002 December 23, 2002     167
      Article 26      2001     December 19, 2002  January 28, 2003      83
                      1998     November 21, 2002 December 23, 2002     597
      Article 29      2001     December 19, 2002  January 28, 2003   2,648
                      2000      October 25, 2002 November 25, 2002   6,385
     VAT              2001     December 19, 2002  January 28, 2003   5,594
                      2000      October 25, 2002 November 25, 2002   7,428
                      1998     November 21, 2002 December 23, 2002   1,817
                                                                    ------
     Total                                                          26,485
                                                                    ======

*  including penalties and interest

   On January 31, 2001, the Company received tax assessment letter ("SKP") from the Tax Office regarding the Company's Corporate Income Tax for fiscal year 1999. Based on this letter, out of the Company's claim for overpayment of Corporate Income Tax in 1999 amounting to Rp 1,082, the Tax Office approved the amount of Rp 273 only. The disapproved portion amounting to Rp 809 was charged to the 2001 operations.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

13. TAXES PAYABLE (continued)

   In 2001, the Company recorded an additional Corporate Income Tax for fiscal year 2000 amounting to Rp 115 as a charge to the 2001 operations [recorded as part of "Other Income (Expenses)--Others--Net"]. This additional amount was derived from the difference between the Company's recorded Income Tax for fiscal year 2000 amounting to Rp 206,280 and the payment made in 2001 amounting to Rp 206,395.

   No Income Tax was provided for Sisindosat and Asiatel in 2001 and for Asiatel in 2002 since, after considering the tax loss carry-overs from previous years, they were still in a tax loss position, and for IM3 in 2001 and 2002 since it just started its commercial operations in August 2001 and was still in a tax loss position. Indosatcom and SMM were also in a tax loss position in 2001 and 2002.

   The tax loss carry-overs of IM3, Indosatcom, SMM and Asiatel as of December 31, 2002 can be carried forward through 2007 based on the following schedule:

                                Year Due Amount
                                -------- -------
                                 2002      1,076
                                 2003        730
                                 2004        437
                                 2005      5,587
                                 2006    137,004
                                 2007    370,389
                                         -------
                                 Total   515,223
                                         =======

14. ACCRUED EXPENSES

   This account consists of the following:

                                                 2001    2002
                                                ------- -------
                Concession fee                  104,672 109,120
                Interest                         68,794 102,066
                Employee benefits                17,104  56,833
                Radio frequency license          26,713  27,066
                Network repairs and maintenance  37,804   7,632
                Rental                           18,496   7,565
                Consultancy fees                    768   3,955
                Others                           31,256  60,967
                                                ------- -------
                Total                           305,607 375,204
                                                ======= =======

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15. LONG-TERM DEBTS

   This account consists of the following:

                                                      2001      2002
                                                    --------- ---------
        Related parties
         Syndicated loan facility
           Mandiri                                         --   753,521
           BNI                                             --   180,704
           PT Bank Syari'ah Mandiri                        --    50,000
           BRI                                             --    37,676
         BNI                                               --   670,500
         Government of the Republic of Indonesia       12,756     7,746
         Others                                           893     1,289
        Third parties                               3,016,206 2,300,803
                                                    --------- ---------
        Total long-term debts                       3,029,855 4,002,239
                                                    --------- ---------
        Less current maturities
         Related party
           Government of the Republic of Indonesia      5,010     5,010
         Third parties                                813,801   640,036
                                                    --------- ---------
        Total current maturities                      818,811   645,046
                                                    --------- ---------
        Net                                         2,211,044 3,357,193
                                                    ========= =========

   The loans from related parties consist of the following:

    a. Syndicated Loan Facility

       On August 7, 2002, IM3 obtained a long-term credit facility of Rp 1,500,000 from the following syndicated banks:

                                Bank             Amount
                                ----           ---------
                       Mandiri                 1,000,000
                       BNI                       230,000*
                       BCA                       100,000
                       Danamon                    50,000
                       BRI                        50,000
                       PT Bank Syariah Mandiri    50,000
                       Bukopin                    20,000
                                               ---------
                       Total                   1,500,000
                                               =========

*  including Rp 30,000 loan from Syari'ah Business Division

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15. LONG-TERM DEBTS (continued)

    a. Syndicated Loan Facility (continued)

       Based on the credit facility agreement, IM3 should use the proceeds of the loans for the purpose of the installation and development of IM3's GSM 1800 cellular network in the islands of Java, Bali, Batam and Bintan.

       The loans bear interest rate in accordance with the prime rate of the syndicated banks. The interest rates for the first and second quarters ranged from 18% to 20% per annum. The loans are payable semi-annually. The first to fourth installments of 15% each of the principal amounts are payable from February 2005 to August 2006.The fifth and sixth installments of 20% of the principal amounts are payable until maturity date.

       As of December 31, 2002, the outstanding balances of the loans are as follows:

                          Bank               Amount
                          ----             ---------
                          Mandiri            753,521
                          BNI                180,704**
                          BCA *               75,352
                          Mandiri Syari'ah    50,000
                          Danamon *           37,676
                          BRI                 37,676
                          Bukopin *           15,071
                                           ---------
                          Total            1,150,000
                                           =========

*  third parties
** including Rp 30,000 loan from Syari'ah Business Division

       Based on the credit facility agreement, IM3 should maintain an escrow account to be used for the payment of interest on the loans, in the amount approximately equal to three months' interest.

       The loans are collateralized by IM3's moving assets, either tangible or intangible, either existing or will be available in the future.

    b. BNI

       On August 27, 2002, the Company entered into a loan agreement with BNI for a working capital facility with a maximum amount of U.S.$ 75,000 (equivalent to Rp 670,500 as of December 31, 2002). Interest is at LIBOR plus 6.15% which is payable on a quarterly basis. The loan is payable in quarterly installments starting from the third year of the loan until the maturity date in August 2007. The loan is collateralized by 9,615,385 shares of Satelindo.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15. LONG-TERM DEBTS (continued)

    b. BNI (continued)

       Based on the loan agreement, the Company is required to comply with among others, the following covenants:

       -  maintain current ratio of 110% at the minimum
       -  maintain debt-to-equity ratio (DER) of 233% at the maximum

       The proceeds of the loan were used to refinance the loan obtained from Mandiri (see point d.1. below).

    c. Government of the Republic of Indonesia

       The proceeds of the Company's loan from the Government of the Republic of Indonesia were used for the construction of the South East Asia--Middle East--Western Europe 2 submarine cables, with interest at annual rates ranging from 13.16% to 14.53% and from 12.79% to 13.86% in 2001 and 2002, respectively. These rates represent the lower between:

       . Average interest rate for three-month period of Certificates of Bank Indonesia, plus 1% margin.

       . Average interest rate for three-month period of time deposits from five (5) state-owned banks, plus 1% margin.

       The loan from the Government is payable in semi-annual installments up to 2004. It was obtained by the Government from a foreign bank and then lent out to the Company ("two-step loan"). This is payable by the Government to the foreign bank in French franc. The Company made withdrawals from the credit facility in the billing currencies of the related equipment suppliers. The withdrawal is converted into rupiah based on the exchange rate at the date of withdrawal. The Company's obligation to the Government is based on the rupiah equivalent at the date of withdrawal.

    d. Mandiri

       1) The Company

          On June 28, 2002, the Company entered into a working capital loan agreement with Mandiri for a total facility of Rp 1,500,000. This facility was used by the Company as a bridging financing for the acquisition of 25% equity interest of Satelindo from DeTeAsia (see
          Note 1d). The loan was originally scheduled to mature on December 26, 2002. Interest was payable on a monthly basis at the annual fixed interest rate of 19%.

          In August and November 2002, the loan was refinanced by a loan obtained from BNI (see point b. above) and the proceeds of the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (see Note
          16).

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15. LONG-TERM DEBTS (continued)

    d. Mandiri (continued)

       2) Sisindosat

          Sisindosat's investment loan facility with Mandiri has a maximum amount of Rp 478 and is available for 3 (three) years starting from June 14, 2002 with annual interest rate of 19.5%. The outstanding balance of this loan as of December 31, 2002 is Rp 396.

   The loans from third parties consist of the following:

                                                                2001      2002
                                                              --------- ---------
GECA Credit
 Tranche 1 (U.S.$ 108,008 in 2001 and U.S. $ 92,205
   in 2002)                                                   1,123,285   824,313
 Tranche 2 (U.S.$ 8,521 in 2001 and U.S.$ 6,627 in 2002)         88,615    59,247
Debt Facility with Alcatel CIT and PT Alcatel Enkomindo
 (U.S.$ 69,600 in 2001 and U.S.$ 46,400 in 2002)                723,840   414,816
BCA (U.S. $ 40,000 )                                                 --   357,600
Ex--Indonesian Bank Restructuring Agency ("IBRA") Term
 Loan (U.S. $ 53,402 in 2001 and U.S.$ 25,873 in 2002)          555,381   231,308
Term Loan with PT Bank Paribas--BBD (U.S.$ 36,512 in 2001
 and U.S.$ 16,196 in 2002)                                      379,723   144,790
Import Sight Letter of Credit ("L/C") Facility and Investment
 Credit Facility from Niaga                                      12,437   113,199
Syndicated Loan Facility (refer to previous section on loans from related parties)
 BCA                                                                 --    75,352
 Danamon                                                             --    37,676
 Bukopin                                                             --    15,071
Syndicated Loan Arranged by Indover Bank (The Netherlands)
 and Niaga (U.S.$ 9,000 )                                        93,600        --
Others (including U.S. $ 43 in 2002)                              1,519       619
                                                              --------- ---------
Sub-total                                                     2,978,400 2,273,991
Deferred result of debt restructuring (U.S.$ 3,636 in 2001
 and U.S. $ 2,999 in 2002)                                       37,806    26,812
                                                              --------- ---------
Total                                                         3,016,206 2,300,803
                                                              --------- ---------
Less current maturities                                         813,801   640,036
                                                              --------- ---------
Net                                                           2,202,405 1,660,767
                                                              ========= =========

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15. LONG-TERM DEBTS (continued)

    a. GECA Credit

       In 1997, Satelindo entered into a loan agreement with a consortium of banks led by Commerzbank Aktiengesellschaft, Frankfurt am Main ("Commerzbank AG"), as well as with 3 other banks as lenders, which provided a loan amounting to U.S.$ 114,988 to finance Satelindo's importation of GSM equipment from Siemens AG, Germany.

       The loan was made available on the basis of an export credit cover provided by the Federal Republic of Germany, represented by HERMES Kreditversicherungs AG ("Hermes"), Hamburg.

       On October 29, 1999, Siemens AG repaid the amount of U.S.$ 3,028 to Commerzbank AG due to Satelindo's return of certain GSM equipment to Siemens AG. Subsequently, on December 22, 1999, Satelindo, Siemens AG, Commerzbank AG and Hermes agreed to divide the outstanding balance of the loan into two tranches in addendum No. 1 to the loan agreement:

       - Loan Tranche 1 represents a portion of the loan amounting to U.S.$ 99,652 for which deliveries and services have already been made and rendered. Interest is payable at 2.5% over the six-month LIBOR, subject to adjustment on a semi-annual basis.

       - Loan Tranche 2 represents a portion of the loan amounting to U.S.$ 12,308 for deliveries and services in connection with a Y2K compliance package and a Hot Billing System. Interest is payable at 0.5% over the six-month LIBOR, subject to adjustment on a semi-annual basis.

       The GECA credit agreement, through Amendment Agreement No. 2, superseded the above Tranche 1 of the export credit facility as a result of the debts restructuring on May 30, 2000 (see Note 30a).

       The credit facility under the GECA credit agreement is collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

    b. Debt Facility with Alcatel CIT and PT Alcatel Enkomindo

       Satelindo entered into a debt facility deed ("debt facility") with Alcatel CIT and PT Alcatel Enkomindo ("Enkomindo") on March 14, 2000 for a total credit facility of U.S.$ 116,000. The debt facility replaced a settlement agreement in 1999 regarding cellular equipment and related services that were previously purchased under various job orders.

       The debt facility will mature on September 30, 2004. Interest is payable on a semi-annual basis commencing January 1, 2000, at the annual LIBOR plus the applicable margin during the interest period (see Note 30b).

       This debt facility is collateralized by all equipment units delivered to Indonesia by the creditors, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite. The equipment units have a total net book value of Rp 707,333 as of December 31, 2002.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15. LONG-TERM DEBTS (continued)

    c. BCA

      1). On July 23, 2002, the Company entered into a loan agreement with a total facility of U.S.$ 75,000 with BCA. This time loan facility is used by the Company to finance the capital injection in Satelindo (see Note 1d). The loan matures on January 23, 2003. Interest is payable quarterly at the annual fixed interest rate of 8.6%. The loan is covered by a promissory note issued by the Company to BCA, which note is transferable by BCA to other banks in Indonesia with prior notification to the Company. In December 2002, the Company repaid the loan amounting to U.S.$ 50,000 of which U.S.$ 10,000 was financed by a part of the proceeds from the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (see Note 16) and U.S.$ 40,000 was financed through a new loan facility from BCA. As of December 31, 2002, the outstanding loan amounted to U.S.$ 25,000 is presented as part of "Short-term Loan". As of January 31, 2003, the Company has fully paid the loan.

      2). On December 3, 2002, the Company entered into a loan agreement with a total facility of U.S.$ 40,000 for refinancing of the above BCA loan. The loan matures on December 23, 2007. The loan is payable in quarterly installments of U.S.$ 3,333 starting from March 23, 2005. Interest is payable quarterly at 5.9% over the interest rate of three-month time deposits in U.S. dollar from BCA. The loan is collateralized by the Company's shares in Satelindo with a minimum amount of 125% from the total loan facility.

    d. Ex--IBRA Term Loan

       This was an investment credit facility amounting to U.S.$ 70,000 obtained by Satelindo in 1996 from PT Bank Ekspor Impor Indonesia, which was then merged into Mandiri. The credit facility was collateralized by radio base station equipment located in Jakarta.

       Due to the restructuring of Mandiri in 1999, the credit facility was handed over to IBRA (see Note 30a).

       On August 21, 2000, IBRA sold all of its rights, title and benefits related to the credit facility to Salomon Brothers Holding Company Inc, USA ("Salomon"). The principal outstanding at that time was U.S.$ 65,402.

       Subsequently, the rights, title and benefits related to the credit facility were sold to several other creditors. As of December 31, 2001 and 2002, the outstanding principal is payable to the following creditors:


                                                           2001    2002
                                                          ------- ------
        Farallon Capital Management, LLC, USA
         (U.S.$ 17,116 in 2001 and U.S. $ 10,713 in 2002) 178,001 95,778
        BCA (U.S. $ 5,038)                                     -- 45,046
        Ta Chong Bank OBU, Singapore
         (U.S.$ 9,529 in 2001 and U.S.$ 4,615 in 2002)     99,105 41,257

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15. LONG-TERM DEBTS (continued)

    d. Ex--IBRA Term Loan (continued)

                                                         2001    2002
                                                        ------- -------
         Deutsche Bank AG, Singapore (U.S. $ 2,294 )         --  20,506
         PT Bank CIC International Tbk
          (U.S.$ 3,787 in 2001 and U.S.$ 1,836 in 2002)  39,387  16,413
         Asia Debt Recovery Company Limited, Hong Kong
          (U.S.$ 2,840 in 2001 and U.S.$ 1,377 in 2002)  29,541  12,308
         Salomon (U.S.$ 15,396 )                        160,113      --
         Lehman Brothers Opportunity Limited, Japan
          (U.S.$ 4,734 )                                 49,234      --
                                                        ------- -------
         Total                                          555,381 231,308
                                                        ======= =======

       Interest is payable on a semi-annual basis commencing January 1, 2000, at LIBOR plus applicable margin during each interest period (see Note
       30a) over the six-month LIBOR and adjusted on a semi-annual basis.

       The credit facility under this term loan agreement is collateralized by radio base station equipment located in Jakarta, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite. The radio base station equipment has a total net book value of Rp 114,701 as of December 31, 2002.

    e. Term Loan with PT Bank Paribas--BBD

       This term loan agreement supersedes an L/C Agreement in 1997 and a term loan facility in 1998 with PT Bank Paribas--BBD.

       Pursuant to the Master Restructuring Agreement ("MRA") dated May 30, 2000 (see Note 30a), the L/C Agreement has been converted into a Term Loan Agreement with IntesaBci S.p.A (formerly Banca Commerciale Italiana), Singapore Branch, acting as the facility agent for a consortium of lenders. On July 26, 2002, the position of IntesaBci S.p.A. as Satelindo's facility agent for this loan was taken over by Deutsche Bank AG, London.

       The term loan matures on December 31, 2003. Interest is payable on a semi-annual basis commencing on January 1, 2000 at LIBOR plus the applicable margin during the interest period.

       The term loan is collateralized by Satelindo's cellular equipment units which were acquired using the L/C facility in 1998 and 1999, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite. The cellular equipment units have a total net book value of Rp 96,291 as of December 31, 2002.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15. LONG-TERM DEBTS (continued)

    f. Import Sight L/C Facility and Investment Credit Facility from Niaga

       On October 16, 2001, Lintasarta obtained facilities from Niaga as follows:

       . Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp 130,000 wherein the 10% of the facility will be financed by Lintasarta itself and 90% of the facility or Rp 117,000 will be financed through investment credit facility. The facility also includes local L/C (Surat Kredit Berdokumen Dalam Negeri) with a maximum amount of Rp 26,000. This facility expired in October 2002.

       . Investment credit facility amounting to Rp 117,000 for financing the above facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002). The loan will mature on October 16, 2005. The repayment of the principal starts on January 16, 2003, with installments amounting to Rp 9,750 payable quarterly. In January 2003, Lintasarta repaid the first installment amounting to Rp 9,750.

          The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities) with a net book value of Rp 49,496 (see Note 10), receivables from frame relay amounting to Rp 27,032 (see Note 7) and time deposit placed in Niaga amounting to Rp 10,000 (presented as part of "Non-Current Assets--Others"). Lintasarta is required to obtain written approval from Niaga if:

           - The combined ownership of the Company and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta shall become less than 51% during the facility period;

           -  Lintasarta will obtain new debts;

           - Lintasarta will invest in other than Lintasarta's current business; Lintasarta is also required to maintain certain financial ratios and the dividends distribution should not be more than 50% of the current year's net income.

       In addition, on May 31, 2000, Lintasarta obtained Import
       Sight/Usance/UPAS L/C and Bank Guarantee facilities from Niaga. These facilities are secured by time deposit. The facilities consist of the following:

       . Import Sight/Usance/UPAS L/C facility amounting to U.S.$ 5,000 for the importation of electronic and telecommunication equipment and stand-by L/C amounting to U.S.$ 100 for the payment to Lintasarta's supplier. On May 3, 2002, the stand-by L/C was rolled-over until May 6, 2003 but the facility amount has been reduced to U.S.$ 1,000.

       . Bank guarantee facility amounting to U.S.$ 3,000. On May 3, 2002, this facility was rolled-over until May 6, 2003 but the facility amount has been reduced to U.S.$ 500.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15. LONG-TERM DEBTS (continued)

    g. Syndicated Loan Arranged by Indover Bank (The Netherlands) and Niaga

       In 1997, Lintasarta obtained a syndicated loan facility of U.S.$ 35,000 from several local and foreign banks arranged by Indover Bank (The Netherlands) and Niaga. The loans bear interest at annual LIBOR plus 1.35%. The loan facility consists of Tranche A (U.S.$ 27,000) used for the purchase of equipment, and Tranche B (U.S.$ 8,000) used for financing Lintasarta's office building development. The loan matured on April 11, 2002. Lintasarta cancelled the Tranche B facility on April 6, 1998 as it remained unused. In April 2002, Lintasarta repaid the outstanding loan under Tranche A.

       The syndicated loan was secured by certain equipment and accounts receivable owned by Lintasarta (see Notes 7 and 10). As provided for in the loan agreement, the combined ownership of the Company, Telkom and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta should not be less than 51% during the facility period. Furthermore, Lintasarta was required to cover its foreign currency and interest rate risks through hedging (see Note 28), and to maintain certain financial, dividend and bonus distribution ratios.

   In accordance with Schedule 3--Prepayment Schedule (Appendix A subpart 2.03) and Appendix A subpart 2.02(b)(i), "Mandatory Prepayment--Equity Issue" of the MRA (see Note 30a) dated May 30, 2000, the capital injection made by Indosat on July 25, 2002 (see Note 1d) qualified to be applied to the extent of 75% of such aggregate capital injection towards the prepayment of the aggregate principal of and accrued interest on the long-term debts of Satelindo. Therefore, on July 28, 2002, Satelindo made the prepayment totaling U.S.$ 56,250 to the following creditors using the allocation factors stipulated in the MRA:

                Creditors                              Amount
                ---------                            -----------
                Guaranteed Floating Rate Bondholders
                 (see Note 16)                       U.S.$33,840
                Commerzbank AG--Tranche 1                 17,010
                Ex--IBRA                                   3,246
                PT Bank Paribas--BBD                       2,154
                                                     -----------
                Total                                U.S.$56,250
                                                     ===========

   The aggregate principal included in the above-mentioned prepayments shall be compensated with the latest schedule of the repayment of the debts (see Note
   30a). In addition, based on the MRA, the above-mentioned capital injection meets the criteria of a Qualified Offering. Therefore, after completing a Qualified Offering, some covenants are automatically waived by the creditors such as those relating to the limitation in the amount of annual capital expenditures, restrictions on payments of dividends and permitted investments, and the obligation to make a mandatory prepayment from the excess cash calculated at each year-end.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15. LONG-TERM DEBTS (continued)

   The scheduled principal payments of the long-term debts as of December 31, 2002 are as follows:

                              2003   2004   2005    2006    2007     Total
                             ------ ------ ------- ------- ------- ---------
    In rupiah
    Syndicated Loan Facility     --     -- 345,000 345,000 460,000 1,150,000
    Niaga                    39,000 39,000  35,199                   113,199
    Government                5,010  2,736      --      --      --     7,746
    Mandiri                      --     --     396      --      --       396
    Others                    1,127     --      --      --      --     1,127
                             ------ ------ ------- ------- ------- ---------
    Total                    45,137 41,736 380,595 345,000 460,000 1,272,468
                             ====== ====== ======= ======= ======= =========
    In U.S. dollar
    GECA Credit               1,893 37,896  37,896  21,147      --    98,832
    Alcatel CIT and
     Enkomindo               23,200 23,200      --      --      --    46,400
    Ex--IBRA                 25,873     --      --      --      --    25,873
    Bank Paribas--BBD        16,196     --      --      --      --    16,196
    BNI                          --     --      --      --  75,000    75,000
    BCA                          --     --  13,333  13,333  13,334    40,000
    Others                       43     --      --      --      --        43
                             ------ ------ ------- ------- ------- ---------
    Total                    67,205 61,096  51,229  34,480  88,334   302,344
                             ====== ====== ======= ======= ======= =========

16. BONDS PAYABLE

   As of December 31, 2001 and 2002, this account consists of:

                                                                 2001      2002
                                                               --------- ---------
Guaranteed Floating Rate Bonds (U.S.$ 214,890 in 2001 and
 U.S.$ 181,280 in 2002)                                        2,234,856 1,620,645
Deferred result of debt restructuring (U.S.$ 8,567 in 2001 and
 U.S.$ 8,983 in 2002)                                             89,103    80,306
                                                               --------- ---------
Sub-total                                                      2,323,959 1,700,951
                                                               --------- ---------
Second Indosat Bonds in Year 2002 with Fixed and
 Floating Rates                                                       -- 1,075,000
First Indosat Bonds in Year 2001 with Fixed and
 Floating Rates                                                1,000,000 1,000,000
Indosat Syari'ah Mudharabah Bonds in Year 2002                        --   175,000
Convertible bonds issued by Lintasarta*                               --     6,106
                                                               --------- ---------
Total                                                          3,323,959 3,957,057
                                                               ========= =========

* after elimination of convertible bonds issued to the Company amounting to Rp 13,893

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

15. BONDS PAYABLE (continued)

   Guaranteed Floating Rate Bonds

   The Guaranteed Floating Rate Bonds represent bonds originally totaling U.S.$ 214,890 issued on May 30, 2000 to third parties by Satelindo through SIB, with The Bank of New York as trustee. In accordance with the provisions of an MRA (see Note 30a) and further agreements mentioned in the MRA, the bonds replaced the promissory notes issued by Satelindo, through SIB, in 1998 that became overdue in 1999 and defaulted. As defined in the bonds indenture, the bonds were issued in three series, which are known and designated as the Guaranteed Floating Rate Bonds due 2004 ("2004 Bonds"), the Guaranteed Floating Rate Bonds due 2005 ("2005 Bonds") and the Guaranteed Floating Rate Bonds due 2006 ("2006 Bonds").

   The terms of the indenture governing the bonds contain covenants limiting, among other things, the issuance of additional indebtedness by Satelindo, sale and purchase of assets, liens and pari-passu indebtedness, maintenance of certain financial ratios, insurance requirements and capital expenditures.

   The bonds are collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

   Interest on the bonds is payable on a semi-annual basis commencing January 1, 2000, at LIBOR plus the applicable margin during each period (see Note
   30a).

   Satelindo has unconditionally guaranteed the payment of the obligations to SIB in respect of the bonds. The guarantee is on a pari passu basis with other existing and future senior indebtedness of Satelindo.

   Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

   On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates ("Second Indosat Bond"), with BRI as the trustee. The bonds have a total face value of Rp 1,075,000 in Rp 50 denomination. The bonds have an idAA+ (stable outlook) rating based on the rating made by PT Pemeringkat Efek Indonesia ("Pefindo"). The bonds consist of 3 series:

    . The Series A bonds amounting to Rp 775,000 bear fixed interest rate at 15.75% per annum for 5 years starting February 6, 2003.

    . The Series B bonds amounting to Rp 200,000 bear fixed interest rate at 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

       - Buy Option :         the Company has a right to make early payment for
                              all the Series B bonds at the 5th, 10th, 15th, 20th and 25th anniversary of the bonds at 101% of the bonds' nominal value.

       - Sell Option :        the bondholder has a right to ask for early
                              settlement from the Company at 100% of the bonds' nominal value at: 1) any time, if the rating of the bonds decrease to idAA- or lower (Special
                              Sell Option) or 2) the 15th, 20th and 25th anniversary of the bonds (Regular Sell Option).

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

16. BONDS PAYABLE (continued)

   Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (continued)

    . The Series C bonds amounting to Rp 100,000 bear fixed interest rate at 15.625% per annum for the first year starting February 6, 2003 and floating rates for the succeeding years until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificate of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

   PT Kustodian Sentral Efek Indonesia ("KSEI"), acting as payment agent, shall pay quarterly interest on the bonds, as follows:

Series A and C : February 6, 2003 - November 6, 2007
Series B :       February 6, 2003 - November 6, 2032
 Buy Option:     February 6, 2003 - November 6, 2007, 2012, 2017, 2022 and 2027
 Sell Option :   February 6, 2003 - November 6, 2017, 2022 and 2027

   The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari-passu guarantee for all of the Company's liabilities.

   The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA (see Note 15).

   Based on the Bonds Indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

   First Indosat Bonds in Year 2001 with Fixed and Floating Rates

   On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating Rates ("First Indosat Bond"), with BRI as the trustee. The bonds have a total face value of Rp 1,000,000 in Rp 50 denomination and mature on April 12, 2006. The bonds have an idAA+ (stable outlook) rating based on the rating made by Pefindo.

   The Series A bonds amounting to Rp 827,200 bear fixed interest rate at 18.5% per annum for 5 years starting April 12, 2001. The Series B bonds amounting to Rp 172,800 bear fixed interest rate at 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates are determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%. The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, pays quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

   The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari-passu security for all of the Company's liabilities.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

16. BONDS PAYABLE (continued)

   First Indosat Bonds in Year 2001 with Fixed and Floating Rates (continued)

   The proceeds of the bonds have been used for developing cellular business through a new subsidiary (IM3), the Company's domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

   Based on the Bonds Indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

   Indosat Syari'ah Mudharabah Bonds in Year 2002 ("Syari'ah Bonds")

   On November 6, 2002, the Company issued its Syari'ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp 175,000 in Rp 50 denomination and mature on November 6, 2007. The bonds have an idAA+ (stable outlook) rating based on the rating made by Pefindo.

   Revenue Sharing Income [Pendapatan Bagi Hasil ("PBH")] for each bondholder is determined based on the bondholder portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared Revenue refers to operating revenue of Satelindo and IMM from satellite and internet services, respectively. The bondholder portion (expressed in percentages) of the satellite and internet services revenue, is as follows:

                                   Percentage (%)
                                 ------------------
                            Year Satellite Internet
                            ---- --------- --------
                             1     6.91     10.75
                             2     6.91      9.02
                             3     6.91      7.69
                             4     6.91      6.56
                             5     6.91      5.50

   KSEI, acting as payment agent, shall pay quarterly the revenue sharing on the bonds starting February 6, 2003 until November 6, 2007.

   The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari-passu guarantee for all of the Company's liabilities.

   The proceeds of the bonds replaced the Company's internal funds used for the development of its cellular business through the acquisition of Satelindo.

   Based on the Bonds Indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

16. BONDS PAYABLE (continued)

   Convertible Bonds Issued by Lintasarta

   At Lintasarta's Stockholders' Annual General Meeting held on March 21, 2002, the stockholders of Lintasarta approved, among others, the declaration of cash dividends from operating results in 2001 amounting to Rp 25,300 or 37.5% of Lintasarta's net income in 2001. Cash dividends paid on June 3, 2002 amounted to Rp 4,149 (net of tax). The remaining dividends are distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into common stock at par value of Rp 1,000,000 per share at maturity date on June 30, 2007.

   The scheduled principal payments of the bonds payable as of December 31, 2002 are as follows:

                                   2004   2005    2006      2007      Total
                                  ------ ------ --------- --------- ---------
  In U.S. dollar
  Guaranteed Floating Rate Bonds  71,630 71,630    38,020        --   181,280
                                  ====== ====== ========= ========= =========
  In rupiah
  First Indosat Bonds                 --     -- 1,000,000        -- 1,000,000
  Second Indosat Bonds
  Series A and C *                    --     --        --   875,000   875,000
  Syari'ah Bonds                      --     --        --   175,000   175,000
  Convertible Bonds of Lintasarta     --     --        --     6,106     6,106
                                  ------ ------ --------- --------- ---------
  Total                               --     -- 1,000,000 1,056,106 2,056,106
                                  ====== ====== ========= ========= =========

* excluding Series B bonds which do not have specific maturity date due to the buy and sell option

17. CAPITAL STOCK

   The Company's capital stock ownership as of December 31, 2001 and 2002 is as follows:

   2001:

                                        Number of             Percentage
                                      Shares Issued          of Ownership
               Stockholders           and Fully Paid Amount      (%)
               ------------           -------------- ------- ------------
      A Share
       Government of the Republic
         of Indonesia                             1       --        --
      B Shares
       Government of the Republic
         of Indonesia                   673,074,999  336,538     65.00
       Others (holding below 5% each)   362,425,000  181,212     35.00
                                      -------------  -------    ------
      Total                           1,035,500,000  517,750    100.00
                                      =============  =======    ======

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

17. CAPITAL STOCK (continued)

   2002:

                                                              Percentage
                                         Number of                of
                                       Shares Issued          Ownership
                Stockholders           and Fully Paid Amount     (%)
                ------------           -------------- ------- ----------
       A Share
        Government of the Republic
          of Indonesia                             1       --       --
       B Shares
        Indonesia Communications
          Limited, Mauritius             434,250,000  217,125    41.94
        Government of the Republic
          of Indonesia                   155,324,999   77,662    15.00
        Others (holding below 5% each)   445,925,000  222,963    43.06
                                       -------------  -------   ------
       Total                           1,035,500,000  517,750   100.00
                                       =============  =======   ======

   The "A" share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the "B" shares are also applicable to the "A" share, except that the Government may not transfer the "A" share, and it has a veto right with respect to (i) election and removal of executive directors; (ii) election and removal of commissioners; and (iii) amendments to the articles of association.

   Based on a letter dated December 30, 2002 from the Government of the Republic of Indonesia to the Chairman of Bapepam and a press release held by the Government on December 15, 2002, the Government through the Ministry of State-Owned Enterprises has entered into a Share Purchase Agreement dated December 15, 2002 with ICL and STT Communications Limited ("STTC"), the sole shareholder of ICL, for the sale of the Government's 434,250,000 B shares (representing 41.94% ownership interest) in the Company to ICL. The closing date of the transaction was December 20, 2002.

   Based on a letter from STT to the Chairman of Bapepam which was prepared in accordance with Bapepam Regulations No. IX.H.1, "Open Company Takeover", and No. X.M.1, "Disclosure Requirements for Certain Shareholders", STT reported the above transaction to BAPEPAM. In addition, STT also reported to BAPEPAM, among others:

  . based on an agreement dated December 15, 2002 between the Government of the Republic of Indonesia and ICL which expires in 3 years, ICL will not resell the Company's shares within 3 years. Moreover, STTC was required to maintain at least 50.1% equity interest in ICL.

  . STT through ICL will support, along with the Government of Indonesia, the merger plan of Satelindo and IM3 into the Company.

  . The Government of the Republic of Indonesia agreed to vote together with ICL within one year on dividend distribution, amendment of the articles of association, merger, consolidation and acquisitions by the Company (where the consolidation will not affect the continuing business operations of the Company).

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

17. CAPITAL STOCK (continued)

   At the Company's Stockholders' Extraordinary Meeting held on December 27, 2002 the minutes of which were notarized under deed No. 42 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, the stockholders approved to amend the Company's articles of association relating to, among others, the right of the "A" share to appoint only one director and one commissioner of the Company.

18. OPERATING REVENUES--CELLULAR

   This account consists of:

                                               2001      2002
                                             --------- ---------
                Usage charges                1,248,011 2,139,450
                Features                       139,039   538,578
                Interconnection income         230,103   375,650
                Monthly subscription charges    78,675   116,334
                Connection fee                  66,372    87,715
                Others                           7,707    13,925
                                             --------- ---------
                Total                        1,769,907 3,271,652
                                             ========= =========

   The above interconnection income includes interconnection income from related parties amounting to Rp 135,124 and Rp 291,815 in 2001 and 2002, respectively (see Note 26).

19. OPERATING REVENUES--INTERNATIONAL CALLS

   The "Operating Revenues--International Calls" account represents the Company's and Satelindo's share of revenue from the following:

                                   2000      2001      2002
                                 --------- --------- ---------
                  Incoming calls 1,223,272 1,019,250   974,718
                  Outgoing calls   960,736 1,138,242 1,163,221
                                 --------- --------- ---------
                  Total          2,184,008 2,157,492 2,137,939
                                 ========= ========= =========

   Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp 318,533, Rp 214,561 and Rp 343,285 in 2000, 2001 and 2002, respectively.

   Operating revenues--international calls from related parties amounted to Rp 881,777, Rp 1,051,708 and Rp 1,101,366 in 2000, 2001 and 2002, respectively.
   These amounts represent 40.37%, 48.75% and 51.52% of total operating revenues--international calls in 2000, 2001 and 2002, respectively (see Note
   26).

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

20. OPERATING REVENUES--MIDI

   This account consists of:

                                              2000     2001      2002
                                             ------- --------- ---------
       Related parties
       Satellite lease                            --    20,202    62,650
       Frame net                              23,993    52,799    60,342
       Leased line                                --     2,106    30,188
       Application services                   19,388    31,316    28,871
       World link and direct link             13,839    13,221    24,839
       Digital data network                       --        --    17,934
       Packet net                                 --        --     2,501
       Others                                  1,047     1,162     3,707
                                             ------- --------- ---------
                                              58,267   120,806   231,032
       Third parties
       World link and direct link            272,395   297,836   277,892
       Frame net                             124,885   156,359   225,169
       Internet                              107,974   125,556   162,163
       Satellite lease                            --   166,532   138,861
       Digital data network                  121,893   131,287   120,473
       Packet net                              7,739    25,201    30,963
       Leased line                                --    38,972    24,264
       Application services                   10,007    13,039    22,476
       TV link                                 7,786     9,149     9,994
       Voice over Internet Protocol ("VoIP")      --     2,149     6,764
       ISDN                                    1,616     1,147     1,930
       Others                                 19,178    17,055    11,057
                                             ------- --------- ---------
                                             673,473   984,282 1,032,006
                                             ------- --------- ---------
       Total                                 731,740 1,105,088 1,263,038
                                             ======= ========= =========

   Operating revenues from satellite lease are pledged as collateral for long-term debts and bond payable obtained by Satelindo (see Notes 15 and 16).

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

21. OPERATING EXPENSES--COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

   This account consists of compensation to telecommunications carriers and service providers, as follows:

                                              2000    2001    2002
                                             ------- ------- -------
           Telkom                            550,050 542,563 559,981
           Other telecommunications carriers
            and service providers              5,389  54,975  49,621
                                             ------- ------- -------
           Total                             555,439 597,538 609,602
                                             ======= ======= =======

   The compensation expenses consist of interconnection and other expenses of the Company, Satelindo and IM3.

   Interconnection relates to the expenses for the interconnection between each of the Company's, Satelindo's and IM3's telecommunications networks and those owned by Telkom or other telecommunications carriers.

   Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (see Note 26). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

   The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (see Notes 26 and 33). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (see
   Note 2m). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues, are as follows:

                                             2000       2001       2002
                                          ---------  ---------  ---------
     Domestic
     Interconnection revenues               328,031    684,246  1,132,594
     Interconnection charges               (148,866)  (356,297)  (580,453)
                                          ---------  ---------  ---------
     Net                                    179,165    327,949    552,141
                                          =========  =========  =========
     Overseas
     Revenues from international carriers 1,223,272  1,019,250    974,648
     Charges from international carriers   (904,739)  (804,689)  (631,363)
                                          ---------  ---------  ---------
     Net                                    318,533    214,561    343,285
                                          =========  =========  =========

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

22. OPERATING EXPENSES--PERSONNEL COSTS

   Total personnel costs for 2000, 2001 and 2002 amounting to Rp 341,115, Rp 518,605 and Rp 702,247, respectively, include costs capitalized as part of development, construction and installation of property and equipment and amounts classified as part of maintenance and repairs for 2000, 2001 and 2002 amounting to Rp 16,986, Rp 22,337 and Rp 15,007, respectively. The total personnel costs also include accrued bonuses for the board of directors and commissioners amounting to Rp 1,673 and Rp 2,356 for 2001 and 2002, respectively. There were no accrued bonuses in 2000.

23. OPERATING EXPENSES--ADMINISTRATION AND GENERAL

                                              2000    2001    2002
                                             ------- ------- -------
            Provision for doubtful accounts   28,588  19,457  75,701
            Office supplies and stationery     4,639  38,352  63,016
            Professional fees                  8,676  65,121  61,991
            Rent                                 992  42,611  53,616
            Travel                            22,471  39,068  50,216
            Training, education and research  22,561  20,405  33,051
            Bank charges                       2,072   1,955  19,254
            Catering                           7,519  10,965  18,148
            Public relations                   7,957   8,085  11,120
            Utilities                            845   1,557   7,060
            Communications                     4,970   5,598   6,332
            Insurance                          3,843   1,276   6,185
            Others                             3,993  12,854  48,673
                                             ------- ------- -------
            Total                            119,126 267,304 454,363
                                             ======= ======= =======


24. OPERATING COSTS OF SERVICES


                                                   2000    2001    2002
                                                  ------- ------- -------
      Cost of SIM cards and pulse reload vouchers      --  53,487 137,075
      Radio frequency license                          --  23,708 136,608
      Rent                                         17,015  53,540  78,634
      Utilities                                    11,204  23,715  70,823
      Cost of software sold                        44,823  79,210  69,660
      Concession fee                               16,167  66,348  66,416
      Insurance                                        --  32,057  63,794
      Communications network                        3,535   7,048  22,981
      Universal Service Obligation                     --  10,667  18,526
      Others                                       16,964  66,061  71,430
                                                  ------- ------- -------
      Total                                       109,708 415,841 735,947
                                                  ======= ======= =======

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         December 31, 2001 and 2002 With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

25. PENSION PLAN

   The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

   Defined Benefit Pension Plan

   The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on an employee's most recent basic salary and number of years of service. PT Asuransi Jiwasraya ("Jiwasraya"), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3%--3.5% of their basic salaries to the plans and the above companies contribute any remaining amount required to fund their respective plans. The companies recognize the cost of pension benefit over the estimated average remaining service periods of the employees based on actuarial computations, in accordance with SAK 24, "Accounting for Pension Benefit Cost".

   Based on an amendment dated December 22, 2000 of the Company's pension plan, which was further amended on March 29, 2001, the benefit and premium payment pattern was changed. Before the amendments, the premium was paid annually and the benefit consisted of retirement benefit (pension), retirement benefit (lump-sum scheme), and death insurance. In conjunction with the amendments, total premium due as of September 1, 2000 to fully fund the pension plan was calculated and paid in several installments up to January 2002. The amendments also include an additional benefit in the form of thirteenth month retirement benefit (pension), which is payable annually 14 days before Idul Fitri ("Moslem Holiday").

   The amendments cover employees registered as participants of the pension plan as of September 1, 2000 and include an increase in pension basic salary by 9% compounded annually starting from September 1, 2001. The amendments also stipulate that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

   The single premium based on the amendments amounted to Rp 355,000, of which the Company made the first payment amounting to Rp 222,000 in 2000 and the balance, in several installments in 2001.

   In 2002, the Company made additional payments to Jiwasraya amounting to Rp 20,433 for additional pension benefit which will be received by the board of directors when they retire.

   The total contributions of the Company, Satelindo and Lintasarta to Jiwasraya amounted to Rp 237,962, Rp 137,642 and Rp 28,562 for the years ended December 31, 2000, 2001 and 2002, respectively.

   The composition of the net periodic pension cost for the years ended December 31, 2000, 2001 and 2002 is as follows:

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

25. PENSION PLAN (continued)

   Defined Benefit Pension Plan (continued)

                                           2000     2001     2002
                                          ------  -------  -------
            Service cost                  12,159   18,707   21,766
            Interest cost                 19,661   31,349   36,770
            Net amortization and deferral  5,188   11,110    9,928
            Return on plan assets         (7,335) (32,990) (43,678)
                                          ======  =======  =======
            Net periodic pension cost     29,673   28,176   24,786
                                          ======  =======  =======

   The net periodic pension cost for the pension plans for the years ended December 31, 2000, 2001 and 2002 was calculated based on the actuarial valuations as of December 31, 1999, 2000 and 2001, respectively.

   These actuarial valuations were prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the projected-unit-credit method and applying the following assumptions:

                                                   2000  2001   2002
                                                   ---- ------ ------
           Discount rate                           12%  11-12% 11-12%
           Expected return on plan assets          12%  10-12% 10-12%
           Annual rate of increase in compensation  9%   9-10%  9-10%

   The funded status of the plans as of December 31, 2001 and 2002 is as follows:

                                                            2001         2002
                                                        ------------ ------------
Vested benefits                                              136,823      168,847
                                                        ============ ============
Accumulated benefit obligation                               170,187      205,110
                                                        ============ ============
Projected benefit obligation                                 310,627      372,054
Plan assets at fair value                                    434,060      488,910
                                                        ------------ ------------
Excess of plan assets over projected benefit obligation      123,433      116,856
Unrecognized net loss                                        144,246      154,373
Unrecognized net obligation at the date of
 initial application of SAK 24                                21,230       19,089
Unrecognized prior service cost                                8,992        8,450
                                                        ------------ ------------
Prepaid pension cost--net                                    297,901      298,768
                                                        ============ ============
Estimated average remaining service period
  of active employees (in years)                        13.30--20.24 12.70--19.74

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

25. PENSION PLAN (continued)

   Defined Benefit Pension Plan (continued)

   Prepaid pension cost--net consists of:

                                                     2001     2002
                                                   -------  -------
            Prepaid pension cost of the Company
             Current portion (presented as part of
               "Prepaid Taxes and Expenses")        15,985   18,602
             Long-term portion                     284,410  286,240
            Accrued pension cost of:
             Lintasarta                               (645)  (2,546)
             Satelindo                              (1,849)  (3,528)
                                                   -------  -------
            Net                                    297,901  298,768
                                                   =======  =======

   Plan assets principally consist of time deposits, debt securities, long-term investment in shares of stock and property.

   Defined Contribution Pension Plan

   In May 2001, the Company assisted its employees in establishing a defined contribution pension plan for them, in addition to the defined benefit pension plan as mentioned above. Under the defined contribution pension plan, the employees contribute 10%--20% of their basic salaries while the Company does not contribute to the plan. Total contributions of the employees in 2001 and 2002 amounted to Rp 5,980 and Rp 9,809, respectively. The plan assets are being administered and managed by several financial institutions appointed by the Company.

   The Companies also provided a reserve amounting to Rp 2,831 and Rp 23,342 in 2001 and 2002, respectively, for termination, gratuity and compensation benefits of employees. These amounts were estimated on the basis of the provisions of the Ministry of Manpower Decree No. KEP-150/Men/2000 ("KEP-150") dated June 20, 2000 regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. The reserves provided in 2001 and 2002 were determined on the basis of actuarial computations. Such benefits reserved are included as part of Personnel Expenses in the consolidated statements of income.

   The Company, Satelindo and Lintasarta have different arrangements for their employees regarding the entitlements under KEP-150 and the pension plan, but the employees will receive the KEP-150 amount at the minimum.

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

   The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

                                                                  Percentage
                                                                   to Total
                                                                   Assets/
                                                                  Liabilities
                                                    Amount           (%)
                                             -------------------  ----------
                                               2001       2002    2001   2002
                                             --------- ---------  -----  ----
    Cash and cash equivalents
     State-owned banks (see Note 5)          3,803,492 1,985,450  17.02  9.02
                                             ========= =========  =====  ====
    Accounts receivable--trade
     Telkom--net of allowance for
       doubtful accounts of
       Rp 81,885 in 2001 and
       Rp 111,306 in 2002                      527,917   302,217   2.36  1.37
     Telkomsel--net of allowance for
       doubtful accounts of Rp 2,446
       in 2001 and Rp 7,874 in 2002             69,951    85,223   0.31  0.39
     SingTel, Singapore--net of allowance
       for doubtful accounts of
       Rp 1,705 in 2002                             --    23,945*    --  0.11
     Ministry of Communications--net of
       allowance for doubtful accounts
       of Rp 2,311 in 2001 and
       Rp 20,392 in 2002                        24,634    12,831   0.11  0.06
     StarHub Pte. Ltd., Singapore--net of
       allowance for doubtful accounts
       of Rp 597 in 2002                            --    10,198*    --  0.05
     State-owned banks                              --     8,621     --  0.04
     Cable & Wireless Optus, Australia--
       net of allowance for doubtful
       accounts of Rp 1,043 in 2002                 --     8,266*    --  0.04
     PT Pos Indonesia--net of allowance
       for doubtful accounts of
       Rp 1,971 in 2001 and
       Rp 2,280 in 2002                          6,839     6,287   0.03  0.03
     PT Citra Sari Makmur ("CSM")--net of
       allowance for doubtful accounts
       of Rp 13,708 in 2001 and
       Rp 4,198 in 2002                             --     3,387     --  0.02
     PT Infokom Elektrindo--net of
       allowance for doubtful accounts of
       Rp 2,501 in 2002                             --     3,022     --  0.01
     PT Mobile Selular Indonesia ("Mobisel")
       -- net of allowance for doubtful
       accounts of Rp 561 in 2001                   --     1,460     --  0.01
     PSN--net of allowance for doubtful
       accounts of Rp 202 in 2001 and
       Rp 74 in 2002                             1,916     1,008   0.01    --
     PT Telekomindo Selular Raya--net
       of allowance for doubtful
       accounts of Rp 970 in 2001 and
       Rp 1,285 in 2002                             --        --     --    --
     Others--net of allowance for
       doubtful accounts of Rp 4,742
       in 2001 and Rp 2,159 in 2002              4,038    14,425   0.02  0.06
                                             --------- ---------  -----  ----
    Total                                      635,295   480,890   2.84  2.19
                                             ========= =========  =====  ====
    Accounts receivable--others
     Telkom                                  2,418,830    85,201  10.82  0.39
                                             ========= =========  =====  ====

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

                                                              Percentage
                                                              to Total
                                                               Assets/
                                                              Liabilities
                                                   Amount        (%)
                                               -------------- -----------
                                                2001   2002   2001  2002
                                               ------ ------- ----  ----
        Prepaid taxes and expenses
         Jiwasraya                             15,985  18,602 0.07  0.08
         Ministry of Communications             6,534   5,910 0.03  0.03
         Pemda DKI Jakarta                      1,403   1,725 0.01  0.01
         Telkom                                   907   1,432   --  0.01
         APE                                    1,258      -- 0.01    --
         Others                                 4,994   2,735 0.02  0.01
                                               ------ ------- ----  ----
        Total                                  31,081  30,404 0.14  0.14
                                               ====== ======= ====  ====
        Other current assets
         State-owned banks                     14,785 142,435 0.07  0.65
         Others                                    --     784   --    --
                                               ------ ------- ----  ----
        Total                                  14,785 143,219 0.07  0.65
                                               ====== ======= ====  ====
        Due from related parties
         Key management personnel
           Boards of Directors and
             Commissioners                     11,342   7,786 0.05  0.03
           Others                              28,862  28,027 0.13  0.13
         Koperasi Pegawai Indosat               3,041   3,391 0.01  0.02
         EDI                                    1,637     387 0.01    --
         GLP--net of allowance for
           doubtful accounts of
           Rp 36,539 in 2001 and
           Rp 33,424 in 2002                       --      --   --    --
         Kalimaya--net of allowance for
           doubtful accounts of Rp 10,401
           in 2001 and 2002                        --      --   --    --
         YIMM--net of allowance for doubtful
           accounts of Rp 10,413 in 2001
           and 2002                                --      --   --    --
         YTC--net of allowance for doubtful
           accounts of Rp 23,412 in 2001
           and 2002                                --      --   --    --
         Others--net of allowance for doubtful
           accounts of Rp 255 in 2002           2,617     838 0.01    --
                                               ------ ------- ----  ----
        Total                                  47,499  40,429 0.21  0.18
                                               ====== ======= ====  ====

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

                                                           Percentage
                                                           to Total
                                                            Assets/
                                                           Liabilities
                                             Amount           (%)
                                         ---------------   -----------
                                          2001      2002   2001  2002
                                         -------   ------- ----  ----
            Long-term prepaid pension
             Jiwasraya                   284,410   286,240 1.27  1.30
                                         =======   ======= ====  ====
            Long-term advances
             Kopindosat                       --     4,220   --  0.02
             Others                           --       668   --    --
                                         -------   ------- ----  ----
            Total                             --     4,888   --  0.02
                                         =======   ======= ====  ====
            Non-current assets--others
             Telkom                       31,745    28,880 0.14  0.13
             State-owned banks            20,573    19,154 0.09  0.09
             Pemda DKI Jakarta                --     1,551   --  0.01
             PT Usaha Gedung Bank Dagang
               Negara ("UGBDN")            2,513        56 0.01    --
             APE                           4,088        -- 0.02    --
             Others                           --     2,728   --  0.01
                                         -------   ------- ----  ----
            Total                         58,919    52,369 0.26  0.24
                                         =======   ======= ====  ====
            Short-term loan
               Mandiri                        --     2,684   --  0.02
                                         =======   ======= ====  ====
            Accounts payable--trade
             PT Indonesia Comnet Plus
               ("Comnet")                    176     2,355   --  0.02
             Telkom                        2,279     1,268 0.02  0.01
             Telkomsel                       393     1,208   --  0.01
             Others                          394       851 0.01  0.01
                                         -------   ------- ----  ----
            Total                          3,242     5,682 0.03  0.05
                                         =======   ======= ====  ====
            Accrued expenses
             Ministry of Communications  131,385   136,186 1.13  1.19
             Telkom                       11,610    21,006 0.10  0.19
             Jiwasraya                     2,494     6,074 0.02  0.05
             Boards of Directors and
               Commissioners               1,673     2,356 0.01  0.02
             Others                          957     1,012 0.01  0.01
                                         -------   ------- ----  ----
            Total                        148,119   166,634 1.27  1.46
                                         =======   ======= ====  ====
            Due to related parties
             Telkom                        6,853     7,991 0.06  0.07
             Koperasi Pegawai Indosat         --     5,304   --  0.05
             Perusahaan Jawatan Televisi
               Republik Indonesia             --     2,262   --  0.02
             Others                        3,115     5,175 0.03  0.04
                                         -------   ------- ----  ----
            Total                          9,968    20,732 0.09  0.18
                                         =======   ======= ====  ====

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

                                                             Percentage
                                                              to Total
                                                              Assets/
                                                             Liabilities
                                                Amount          (%)
                                           ----------------- ----------
                                            2001     2002    2001  2002
                                           ------- --------- ----  -----
        Long-term debts (including current
         maturities)
         State-owned banks                      -- 1,692,797   --  14.85
         Government of the Republic of
           Indonesia                        12,756     7,746 0.11   0.07
         Others                                893       893 0.01   0.01
        Total                               13,649 1,701,436 0.12  14.93
        Other non-current liabilities
         Ministry of Communications        106,311   124,838 0.92   1.10
         Telkom                                 --     1,540   --   0.01
                                           ------- --------- ----  -----
        Total                              106,311   126,378 0.92   1.11
                                           ======= ========= ====  =====

                                                          Percentage to
                                                        Respective Income
                                                           or Expenses
                                      Amount                   (%)
                            --------------------------- -----------------
                             2000     2001      2002    2000  2001  2002
                            ------- --------- --------- ----- ----- -----
      Operating revenues
       Telkom               727,664 1,008,081 1,169,663 24.32 19.62 17.28
       Telkomsel            154,139   194,891   263,260  5.15  3.79  3.89
       State-owned banks     27,486    63,225    91,247  0.92  1.23  1.35
       Ministry of
         Communications          --     8,546    15,984    --  0.17  0.24
       PT Elektrindo
       Nusantara                 --        --    15,662    --    --  0.23
       PT Pos Indonesia          --     8,543    14,429    --  0.17  0.21
       Sistelindo            13,940    20,671    14,061  0.47  0.40  0.21
       CSM                       --        --    10,565    --    --  0.16
       PSN                       --     4,012     5,058    --  0.08  0.08
       LKBN Antara               29       192     2,757    --    --  0.04
       PT Angkasa Pura        3,051     2,915     2,360  0.10  0.05  0.03
       PT Napsindo Primatel
         International           --        --     2,116    --    --  0.03
       Mobisel                  320     1,008     1,964  0.01  0.02  0.03
       PT Garuda Indonesia       --        --     1,434    --    --  0.02
       Others                44,685    41,467    49,327  1.49  0.81  0.73
                            ------- --------- --------- ----- ----- -----
      Total                 971,314 1,353,551 1,659,887 32.46 26.34 24.53
                            ======= ========= ========= ===== ===== =====
      Personnel costs
       Boards of Directors
         and Commissioners   14,498    14,105    11,321  0.95  0.43  0.23
       Others                28,014    51,657    51,744  1.85  1.56  1.07
                            ------- --------- --------- ----- ----- -----
      Total                  42,512    65,762    63,065  2.80  1.99  1.30
                            ======= ========= ========= ===== ===== =====

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

                                                        Percentage to Respective
                                       Amount           Income or Expenses (%)
                              ------------------------- -----------------------
                               2000     2001     2002   2000    2001     2002
                              ------- --------  ------- -----  ------   ------
   Compensation to
    telecommunications
    carriers and service
    providers
    Telkom                    550,050  542,563  559,981 36.26   16.39    11.54
    Telkomsel                      --    1,345    4,718    --    0.04     0.10
    Others                         --      285    3,146    --    0.01     0.06
                              ------- --------  ------- -----  ------   ------
   Total                      550,050  544,193  567,845 36.26   16.44    11.70
                              ======= ========  ======= =====  ======   ======
   Administration and General
    Kantor Pos dan
    Giro Besar I                   --       --    6,315    --      --     0.13
    UGBDN                          --    1,733    4,608    --    0.05     0.09
    Kopindosat                     --       --    1,498    --      --     0.03
    Others                         --       --      310    --      --     0.01
                              ------- --------  ------- -----  ------   ------
   Total                           --    1,733   12,731    --    0.05     0.26
                              ======= ========  ======= =====  ======   ======
   Other costs of services
    Ministry of
      Communications           16,167  100,723  221,550  1.07    3.04     4.56
    Comnet                         --       --    5,150    --      --     0.11
    Pemda DKI Jakarta              --      349    1,551    --    0.01     0.03
    Patrakomindo                   --    1,156       --    --    0.04       --
    Others                         --    3,773    3,106    --    0.11     0.07
                              ------- --------  ------- -----  ------   ------
   Total                       16,167  106,001  231,357  1.07    3.20     4.77
                              ======= ========  ======= =====  ======   ======
   Other income (expenses)
    Interest income
      State-owned
        banks                 117,449  354,168  247,359 14.79  199.67   (38.61)
      Telkom                       --  191,404  226,869    --  107.91   (35.42)
        Consultancy fees
      PT Danareksa
        Sekuritas                  -- (102,800)      --    --  (57.96)      --
                              ------- --------  ------- -----  ------   ------
   Net                        117,449  442,772  474,228 14.79  249.62   (74.03)
                              ======= ========  ======= =====  ======   ======

*  affiliates of the Companies starting December 20, 2002 through STT/ICL (see
   Note 17)

   The following are the significant agreements/transactions with related parties:

    a. State-owned banks

       The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

       The Company and Sisindosat also obtained loans from Mandiri and BNI (see
       Note 15).

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

    b. Telkom

    (1)a. International telecommunications services

          The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

         . Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

         . The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

         . Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo have to pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp 41 per record of outgoing call up to December 31, 2001 and Rp 82 per record of outgoing call starting January 1, 2002, as compensation for billing processing (see Note 21).

         . The compensation arrangement for the services provided is based on interconnection tariffs (see Note 32) determined by the Ministry of Communications.

          Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

          Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company's collected revenues from such services.

          The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

       b. Cellular Services

          Satelindo and IM3 also have an agreement with Telkom for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with Telkom's Public Switched Telephone Network ("PSTN"), enabling Satelindo's and IM3's customers to make outgoing calls to or receive incoming calls from Telkom's customers. The interconnection tariffs are determined by the Ministry of Communications (see Note 32).

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

    b. Telkom (continued)

      (2) In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom's rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo's earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to U.S.$ 40,000 less Rp 43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, under the same terms as those of the Land Transfer Agreement, except for a provision fixing the exchange rate in the conversion of the outstanding balance of the price. In 2001, Satelindo fully paid the balance due.

      (3) In 1994, Lintasarta also entered into several joint venture cooperation agreements with Telkom, wherein Lintasarta agreed to act as provider of data telecommunications services. Lintasarta has to pay the Ministry of Communications for concession fee and for the use of radio frequency and Telkom for the infrastructure rental. For certain services, Lintasarta has to pay a certain percentage of its net revenue to Telkom. These agreements took effect starting in 1994.

          Revenue shared by Lintasarta to Telkom amounted to Rp 8,990, Rp 2,163 and Rp 835 for the years ended December 31, 2000, 2001 and 2002, respectively. Outstanding liabilities to Telkom arising from these transactions amounted to Rp 617 and Rp 296 as of December 31, 2001 and 2002, respectively, and are presented as part of "Accounts Payable--Trade".

          Total expenses due to the Ministry of Communications for the concession fees and use of frequency and to Telkom for the infrastructure rental amounted to Rp 1,699 and Rp 21,244, respectively, for the year ended December 31, 2000, Rp 2,265 and Rp 49,184, respectively, for the year ended December 31, 2001, and Rp 2,718 and Rp 73,685, respectively, for the year ended December 31, 2002. The expenses due to the Ministry of Communications are presented as part of "Other Costs of Services", while the expenses due to Telkom are presented as part of "Operating Expenses--Compensation to Telecommunications Carriers and Service Providers". Outstanding liabilities to the Ministry of Communications for the concession fees and use of frequency amounted to Rp 3,817 and Rp 2,849 as of December 31, 2001 and 2002, respectively. Outstanding liabilities for the infrastructure rental amounted to Rp 11,610 and Rp 13,641 as of December 31, 2001 and 2002, respectively. These are presented as part of "Accrued Expenses".

          The agreements with Telkom whereby Lintasarta shared a certain percentage of its net revenue to Telkom had been terminated since Telkom sold its equity interest in Lintasarta to the Company (see
          Note 4), except with regard to Regional Division II of Telkom.

      (4) In 1998, Lintasarta entered into a cooperation agreement with Telkom regarding the use and supply of telecommunication facility. Lintasarta agreed to rent a Digital Transmission Channel Network from Telkom until 2002. Based on the agreement, Lintasarta should pay in advance rental fee of Rp 14,835. Rental fee charged to operations amounted to Rp 4,094 each in 2000 and 2001, and Rp 907 in 2002 and is presented as part of "Operating Expenses - Compensation to Telecommunications Carriers and Service Providers". The unamortized prepaid rent amounting to Rp 907 as of December 31, 2001 is presented as part of "Prepaid Taxes and Expenses".

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

    b. Telkom (Continued)

      (5) In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease one transponder to Lintasarta for U.S.$ 1,800 a year. Based on an amendment agreement dated May 9, 2000, Telkom agreed to lease additional one-fourth of a transponder. Lintasarta has to pay U.S.$ 2,250 a year from May 1, 2000 up to September 30, 2002. Based on the amendment of the agreement, the lease period has been extended to September 30, 2005. Lintasarta has to pay Rp 4,781 for the transponder leased from October 1 up to December 31, 2002 and U.S.$ 2,250 a year from January 1, 2003 up to September 30, 2005. Transponder lease expense charged to operations amounted to Rp 19,688 in 2001 and Rp 20,528 in 2002 and is presented as part of "Operating Expenses--Compensation to Telecommunications Carriers and Service Providers". As of December 31, 2002, the unpaid lease amounted to Rp 4,781, which is presented as part of "Accrued Expenses".

       The following is a summary of the significant transactions between the Companies and Telkom:

                                                               Percentage to
                                                             Respective Income
                                           Amount             or Expenses (%)
                                 --------------------------- -----------------
                                  2000     2001      2002    2000  2001  2002
                                 ------- --------- --------- ----- ----- -----
  Net operating revenues (net of
   allocation to overseas
   international carriers)       727,664 1,008,081 1,169,663 24.32 19.62 17.28
                                 ======= ========= ========= ===== ===== =====
  Operating expenses             550,050   542,563   559,981 36.26 16.39 11.54
                                 ======= ========= ========= ===== ===== =====

    c. Telkomsel

       The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under a contractual sharing agreement, which provides the following:

      . The Company's and Satelindo's international gateway exchanges are interconnected with Telkomsel's GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company's and Satelindo's international gateway exchanges.

      . The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel's revenues from the related services that are made through the Company's and Satelindo's international gateway exchanges.

      . Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with Telkomsel's network, enabling Telkomsel's customers to make calls to or receive calls from Satelindo's and IM3's customers.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

    c. Telkomsel (continued)

      .   The agreements are renewable annually.

       Interconnection revenues earned from Telkomsel for the years ended December 31, 2000, 2001 and 2002 amounted to Rp 148,746, Rp 183,369 and
       Rp 259,326, respectively, which are net of interconnection charges amounting to Rp 109,937, Rp 160,848 and Rp 257,139, respectively.

    d. PSN

       In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo's Master Control Station ("MCS") located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of U.S.$ 323 to Satelindo. The operation fee is payable in quarterly installments.

       The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

    e. APE

       In 2000, Lintasarta entered into a Right of Use Agreement covering partial capacity of data communication equipment owned by APE, an associated company. The agreement became effective starting on April 5, 2001 until 5 years thereafter. Based on the agreement, the Company is obliged to pay U.S.$ 628 in advance. The amortization of the right of use charged to operations in 2001 amounted to Rp 944 and is presented as part of "Other Costs of Services". The current portion of the unamortized right of use, which amounted to Rp 1,258 as of December 31, 2001, is presented as part of "Prepaid Taxes and Expenses" account, while the long-term portion amounting to Rp 4,088 is presented under "Non-Current Assets--Others". Effective January 2, 2002, this right of use has been transferred back to APE under a share compensation scheme (see Note 1d).

    f. Key Management Personnel

       The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Company to its employees and transformation incentive (incentive given to employees to encourage them to adopt to the transformation of the business of the Company from fixed line international provider to cellular operator) which is amortized over the average remaining service period of the employees. Total housing and transportation advances and transformation incentives which were given to key management personnel in 2001 and 2002 amounted to Rp 40,204 and Rp 35,813, respectively, and are presented as part of "Due from Related Parties", while those given to non-key management personnel amounting to Rp 24,245 and Rp 24,884 as of December 31, 2001 and 2002 are presented as part of "Accounts Receivable--Others--Third Parties" for the current portion, and Rp 146,539 and Rp 151,917 as of December 31, 2001 and 2002, respectively, as "Long-term Receivables" for the long-term portion.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

    g. Koperasi Pegawai Indosat ("Kopindosat")

       Kopindosat is a cooperative established by the Company's employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company's employees, as well as car, house, and equipment rental and other services principally to the Company.

       Kopindosat and certain of its subsidiaries are under the supervision of the Company's management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company's employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

       As of December 31, 2001 and 2002, Kopindosat has investments in the following entities:

                                                    Equity
                                                   Interest
                                                      (%)
                                                  -----------
                                                  2001  2002
                                                  ----- -----
                   PT Puri Perkasa Farmindo       95.00 95.00
                   PT Duta Sukses Utama           90.00 90.00
                   PT Graha Informatika Nusantara 19.39 19.39
                   PT Mutiara Data Caraka Lintas  15.00 15.00
                   Sisindosat                      2.43  1.75
                   PT Bangtelindo                  1.60  1.60
                   IM3                             0.06  0.06
                   Lintasarta                      0.66  0.66
                   IMM                             0.50  0.50

       Kopindosat distributes annually to the Company's employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution to the employees and is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

    h. GLP

       In 1997, GLP (an associated company) issued a promissory note amounting to U.S.$ 10,000 payable to PT Asuransi Jasa Indonesia, which note was subsequently arranged to be made payable to PT Rekasaran Utama on the maturity date of the note in 1997. The note is secured by a corporate guarantee issued by Sisindosat.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

    h. GLP (continued)

       As a result of the economic condition in Indonesia (see Note 36), GLP could no longer pay the note. As guarantor, Sisindosat has become liable for the payment of the note. At the Extraordinary Meeting of the Stockholders of GLP in 1998, the stockholders approved that Sisindosat be entitled to take custody of the office building when GLP defaults in the payment of the note. Based on a negotiable promissory note agreement in 1999, the note was settled from the proceeds of a loan acquired by Sisindosat from the Company and Sisindosat's guarantee was released.

       The loan bears annual interest at the average interest rate for three-month period of U.S. dollar time deposits from three state-owned banks.

       Sisindosat has provided an allowance for possible loss from the non-collection of this loan receivable and related interest in 2001 and 2002, after considering GLP's financial position.

    i. YTC

       IMM provided long-term loans to YTC relating to the construction of YTC's office building and the purchase of its land and studio equipment. The loans are collateralized by a part of the property and equipment and shares of YTC. Considering YTC's financial position, IMM has provided an allowance to cover possible losses from uncollectible loans amounting to Rp 23,412 as of December 31, 2001 and 2002.

    j. Jiwasraya

       Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies' pension plan.

    k. PT Danareksa Sekuritas ("Danareksa")

       In 2000, the Company entered into an agreement with Credit Suisse First Boston (Singapore) Ltd and Danareksa as exclusive coordinators to the Company's advisor with respect to strategic view of (1) the potential sale to and/or alliance with strategic partner, (2) restructuring of the Company's cellular businesses, (3) restructuring of the Company's non-cellular businesses, and (4) termination of the Company's and/or Telkom's status as the exclusive provider of telecommunications services, including the review of any compensation to be paid to the Company and/or Telkom for such termination.

       In 2001, the Company paid advisory fees for 4 months amounting to U.S.$ 400 and transaction fees amounting to U.S.$ 22,545.

   The management believes that the allowance provided on accounts receivable--trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

   The relationship and nature of account balances/transactions with other related parties are as follows:

                                                     Nature of Account Balances/
No.       Related Parties          Relationship             Transactions
--- --------------------------- ------------------ --------------------------------
1.  SingTel                     Affiliate          Operating revenues--cellular and
                                                    international calls
2.  Ministry of Communications  Government agency  Operating revenues--MIDI and concession fee
3.  StarHub Pte. Ltd.           Affiliate          Operating revenues--
                                                    international calls
4.  Cable & Wireless Optus      Affiliate          Operating revenues--cellular and
                                                    international calls
5.  PT Pos Indonesia            Affiliate          Operating revenues--MIDI
6.  CSM                         Affiliate          Operating revenues--MIDI
7.  PT Infokom Elektrindo       Affiliate          Operating revenues--MIDI
8.  Mobisel                     Affiliate          Operating revenues--cellular and
                                                     international calls
9.  PT Telekomindo Selular Raya Affiliate          Operating revenues--cellular
10. Pemda DKI Jakarta           Government agency  Compensation for
                                                     telecommunication towers
                                                     operations
11. EDI                         Associated company Sale of property and equipment
12. Kalimaya                    Associated company Interest-bearing loan
13. YIMM                        Associated company Interest-bearing loan
14. UGBDN                       Affiliate          Rent expense
15. Comnet                      Affiliate          Other cost of services--rent of
                                                    transmission channel

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

                                                       Nature of Account Balances/
No.        Related Parties           Relationship             Transactions
--- ----------------------------- ------------------ --------------------------------
16. Perusahaan Jawatan Televisi
     Republik Indonesia           Affiliate          Operating revenues--MIDI and
                                                      marketing expenses
                                                      (advertising)
17. Government of the Republic of                    Dividend payable and
     Indonesia                    Stockholder         interest-bearing loan
18. PT Elektrindo Nusantara       Affiliate          Operating revenues--cellular,
                                                      international calls and MIDI
19. Lembaga Kantor Berita
     Negara Antara                Affiliate          Operating revenues--MIDI
20. PT Angkasa Pura               Affiliate          Operating revenues--MIDI
21. PT Napsindo Primatel                             Operating revenues--cellular and
     International                Affiliate           international calls
22. PT Garuda Indonesia           Affiliate          Operating revenues--MIDI
23. Kantor Pos dan Giro Besar I   Affiliate          Mailing expense
24. Sistelindo                    Associated company Operating revenues--MIDI
25. Patrakomindo                  Affiliate          Operating revenues--MIDI

27. DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

   At the Company's Annual Stockholders' General Meeting held on April 20, 2000, the stockholders resolved to, among others:

    a. Approve the utilization of 1999 net income (before restatement) as follows:

       -  49% for investment

       -  1% for reserve fund

       - 50% for dividend or Rp 666 per share or other amount after considering the Company's new shares issuance.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

27. DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS (continued)

    b. Pay the dividend in two terms: 50% on June 9, 2000 (Rp 333 per share) and the balance on November 1, 2000, except for the dividend due to the Government of the Republic of Indonesia, which was payable on July 18, 2000.

   At the Company's Annual Stockholders' General Meeting held on May 10, 2001, the stockholders resolved to, among others:

    a. Approve the utilization of 2000 net income (before restatement) as follows:

       -  64% for investment

       -  1% for reserve fund

       -  35% for dividend or Rp 610 per share.

    b. Pay the dividend in two terms: 50% on June 20, 2001 (Rp 305 per share) and the balance on December 3, 2001.

   At the Company's Annual Stockholders' General Meeting held on June 20, 2002, the stockholders resolved to, among others:

    a. Approve the utilization of 2001 net income as follows:

       -  59% for reinvestment and working capital

       -  1% for reserve fund

       -  40% for dividend or Rp 561.2 per share.

    b. Pay the dividend on July 29, 2002.

28. DERIVATIVE INSTRUMENTS

   Lintasarta identifies its currency exposures emanating from specific business transactions as well as translation risks. It uses a combination of natural hedges and derivative hedging to manage currency exposures.

   To manage its inherent currency risk in operations and translation, Lintasarta adopted the policy of billing some of its customers and paying some of its suppliers in U.S. dollars. For its specific currency and interest rate risks on its foreign currency denominated debt, Lintasarta uses authorized cross currency swap and interest rate swap contracts. Lintasarta entered into these contracts at the time the foreign currency denominated debts were obtained, as required under the loan agreement with the lenders (see Note 15).

   Lintasarta does not engage in any speculative derivative transaction. All of Lintasarta's derivative instruments are not designated as hedging instruments for accounting purposes.

   Listed below are the outstanding derivative instruments of Lintasarta with American Express Bank Ltd., Jakarta ("Amex") as of December 31, 2001:

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

28. DERIVATIVE INSTRUMENTS (continued)

                                                             Net Fair
              Type of Derivative Instruments        Amount    value
              ------------------------------      ---------- --------
           a.  Cross currency swap                U.S.$2,400 Rp17,786
           b.  Cross currency swap                     3,000   24,132
                                                  ---------- --------
              Total cross currency swap (assets)  U.S.$5,400 Rp41,918
                                                  ========== ========
           c.   Interest rate swap (liability)    U.S.$7,000 Rp 1,077
                                                  ========== ========

   As of January 1, 2001, the transitional adjustments for adopting SAK 55 amounted to Rp 1,810 (net of applicable Income Tax of Rp 776) and is presented as "Other Income (Expenses)--Others" in the 2001 consolidated statement of income. The change in the fair value of the instruments amounting to Rp 4,930 in 2001 is presented as part of "Other Income (Expenses)--Others" in the 2001 consolidated statement of income.

   The following are the details of the derivative contracts:

    a. In 1997, Lintasarta entered into a foreign currency swap contract with Amex to hedge its foreign currency loan. Under the terms of the agreement, Lintasarta will swap a total of Rp 37,200 for U.S.$ 12,000 in five years. The currency swap will be done in five equal installments on the 9/th/ of November each year, starting in 1998, with the final exchange being made on May 9, 2002. The contract provides for Lintasarta to make semi-annual premium payments at 15.9% per annum if the 6-month LIBOR is less than 6.25% on reset dates, or 6-month LIBOR plus 10% if the 6-month LIBOR is at or greater than 6.25% on reset dates. Premium charged to operations in 2001 and 2002 amounted to Rp 7,303 and Rp
       1,264, respectively, and is presented as part of "Other Income (Expenses)--Others" account. The swap receivable amounting to Rp 17,786 as of December 31, 2001 is presented as part of "Derivative Instruments".

    b. In 1997, Lintasarta entered into a foreign currency swap contract with Niaga to hedge its foreign currency loan. Under the terms of the contract, Lintasarta will swap a total of Rp 36,405 for U.S.$ 15,000 in five years. The currency swap will be done in five equal installments on the 9/th/ of November each year, starting in 1998, with the final exchange being made on May 9, 2002. The agreement provides for Lintasarta to make semi-annual premium payments equivalent to 6-month U.S. dollar LIBOR minus 2.2%. In 1999, Lintasarta terminated this foreign currency swap contract and received cash amounting to U.S.$ 7,425, and paid the cash received to Amex as upfront fee to replace the foreign currency swap contract with Niaga. Under the terms of the new agreement with Amex, Lintasarta will swap a total of Rp 29,124 for U.S.$ 12,000 in three years. The currency swap will be done in four equal installments on the 9/th/ of November each year, starting in 1999, with the final exchange being made on May 9, 2002. The contract provides for Lintasarta to make semi-annual premium payments of 6-month LIBOR plus 1.36%. Premium charged to operations in 2001 and 2002 amounted to Rp 3,691 and Rp 328, respectively, and is presented as part of "Other Income (Expenses)--Others" account. As of December 31, 2001, the current portion of swap receivable amounting to Rp 24,132 is presented as part of "Derivative Instruments".

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

28. DERIVATIVE INSTRUMENTS (continued)

    c. Under Lintasarta's knock-out interest rate swap agreement with Amex, Lintasarta and Amex agreed to exchange, at semi-annual intervals, the difference between Lintasarta's fixed pay rate of 7.45% per annum and the floating pay rate of 6-month U.S. dollar LIBOR plus 1.35%. No payment shall be made by either party if the 6-month LIBOR set of the floating side of the swap is equal to or greater than 6.8%. The notional amount of this contract is U.S.$ 27,000 until November 9, 1998, after which it shall be gradually reduced to the following:

       U.S.$ 22,000 -- November 10, 1998 to November 9, 1999
       U.S.$ 17,000 -- November 10, 1999 to November 9, 2000
       U.S.$ 12,000 -- November 10, 2000 to November 9, 2001
       U.S.$  7,000 -- November 10, 2001 to May 9, 2002

       As of December 31, 2001, the fair value of swap payable amounted to Rp 1,077 and is presented as "Derivative Instruments" in current liabilities. The loss arising from this transaction amounting to Rp 2,601 in 2001 is presented as part of "Other Income (Expenses)--Others" account. The accrued swap cost amounting to Rp 401 as of December 31, 2001 is presented as part of "Accrued Expenses" account.

       On April 5, 2002, Lintasarta settled all the above-mentioned derivative instruments.

29. COMMITMENTS AND CONTINGENCY

   a. As of December 31, 2002, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement, installation and maintenance of property and equipment, and procurement of SIM cards and pulse reload vouchers stock amounting to U.S.$ 133,809 and Rp 92,982 (see Note 37a).

   The significant commitments on capital expenditures are as follows:

  .   PT Ericsson Indonesia ("Ericsson")

       - On June 14, 2002, IM3 entered into an agreement with Ericsson for the latter to procure the infrastructure and installation of GSM 1800--1/st/ improvement, 2/nd/ improvement, and 3/rd/ improvement for contract amounts of Rp 98,288 and U.S.$ 95,649. As of December 31, 2002, IM3 has paid Rp 23,190 and U.S.$ 38,978 to Ericsson. The balance will be paid in accordance with the completion of each system, which is assumed to be completed by June 2003.

       - On September 14, 2001, IM3 entered into an agreement with Ericsson for the latter to provide and install indoor Base Transceiver Station ("BTS") for contract prices of U.S.$ 2,181 and Rp 5,399. On May 13, 2002, IM3 and Ericsson amended the contract prices to U.S.$ 2,381 and Rp 5,301. As of December 31, 2002, the percentage of completion of the installation is 95%.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

29. COMMITMENTS AND CONTINGENCY (continued)

       - On October 3, 2000, Company entered into an agreement (which was later transferred to IM3) with Ericsson for the latter to procure the infrastructure and installation of GSM 1800 for contract amounts of Rp 436,784 and U.S.$ 77,877. On May 13, 2002, IM3 and Ericsson
          amended the contract amounts to Rp 461,629 and U.S.$ 80,737. As of December 31, 2002, IM3 has paid Rp 414,028 and U.S.$ 71,743 to Ericsson. The balance will be paid in accordance with the completion of each system, which is estimated to be completed by June 2003.

  . On May 16, 2002, Satelindo and Alcatel CIT and PT Alcatel Indonesia ("Alcatel") entered into a Frame Agreement on Equipment whereby Satelindo signified its interest in purchasing from Alcatel certain software applications and new operating capability in the 1800 Mhz frequency band and in expanding its customer services to encompass GPRS technology.

       Satelindo committed to place Purchase Orders ("POs") for the purchase of equipment and/or services for a minimum value of U.S.$ 49,000 under its Roll-out 2002 program, provided however that if this minimum value is not reached, Satelindo shall not be entitled to the discounts stipulated in the above agreement.

       Up to December 31, 2002, the POs issued by Satelindo amount to U.S.$ 33,286 and Rp 11,140.

  . On March 29, 1996, Satelindo and Siemens AG entered into a GSM Public Land Mobile Network ("PLMN") Agreement that was subsequently amended on March 28, 2002.

       Satelindo has decided to procure a GSM PLMN in order to fulfill its operational requirements and has already appointed Siemens AG to design, manufacture, deliver, install and commission a system in defined regions of Indonesia.

       In the event that the aggregate amount of POs issued under Satelindo's Roll-out 2002 program equals or exceeds the amount of U.S.$ 30 million (excluding training, maintenance, "Original External Manufacturer" or OEM, "Intelligent Network" or IN, and "Microwave") and provided there is no default in payments, Satelindo shall have the right to order, free of charge, Base Transceiver Station ("BTS") and/or Base Station Controller ("BSC") equipment up to the maximum aggregate amount of 3% times the sum of the BTS and BSC purchase price value in U.S. dollar.

       Up to December 31, 2002, POs issued by Satelindo amount to U.S.$ 33,944.

    b. As of December 31, 2002, commitments made by the Company and IM3 under operating lease agreements amounted to U.S.$ 2,040 and Rp 12,775, with the following maturities (see Note 37a):

                                             U.S.$   Rp
                                             ----- ------
                       Less than 1 year      1,065     --
                       Between 1 and 5 years   975 12,775

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

29. COMMITMENTS AND CONTINGENCY (continued)

    c. In 1994 and 1998, the Company was appointed as a Financial Administrator ("FA") and Central Billing Party ("CBP"), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network ("APCN") submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collects and distributes funds from the sale of APCN's IRU and Defined Underwritten Capacity ("DUC") and Occassional Commercial Use ("OCU") service, while as a CBP, the Company manages funds from the members of the consortium for upgrading the APCN cable. The funds from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable do not belong to the Company and, therefore, are not recorded in the Company's books. However, the Company is managing these funds in separate accounts. As of December 31, 2002, the total funds related to these transactions (including interest earned) amounted to U.S.$ 38,283. Besides the funds from the sale of IRU, the members of the consortium also receive the interest earned by the above funds.

    d. On January 26, 2000, Satelindo entered into a revolving credit facility agreement ("Alcatel revolving facility") with Electro Banque, Paris, for a credit facility amounting to U.S.$ 25,000. The credit facility may be utilized to finance the part of equipment and services which will be supplied by Alcatel CIT and Enkomindo. As of December 31, 2002, Satelindo has not utilized this credit facility.

    e. On August 19, 2002 and September 18, 2002, IM3 entered into agreements with Mandiri for the opening of LCs amounting to U.S.$ 27,983 and U.S.$ 3,773, respectively, to be made available upon dates agreed upon, subject to the terms and conditions that are met in such agreements and shall be terminated on February 15, 2003. These facilities bear interest at LIBOR + 2% per annum.

       The LCs (usance) are intended for the purpose of GSM 1800 equipment installation and availment of services from Ericsson.

       As of December 31, 2002, the unused LC facilities amount to U.S.$ 24,653.

    f. Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, from the Ministry of Finance ("MOF") of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (maximum of interest for 24 months) for the late payment of the Government's dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders' Annual General Meeting.

       The penalties amounted to Rp 20,633 and Rp 38,096 for the dividends from the Company's net income in 1999 and 2000, respectively. Based on a letter dated January 6, 2003, the Company requested the MOF to reconsider its decision.

       The Company did not accrue any penalties on the dividends because, in the opinion of the Company's legal counsels, the MOF had no basis to impose the penalties.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

30. DEBTS RESTRUCTURING

    a. On May 30, 2000, Satelindo completed its debts restructuring negotiations with its lenders. In connection with the successful completion of these negotiations, Satelindo executed the MRA between itself and its lenders. The carrying amount of the long-term debts amounted to U.S.$ 468,705 as of May 30, 2000. Satelindo did not recognize a gain on restructuring since the total payments of principal and interest to be made over the remaining term of the debts exceed the carrying amount of the long-term debts.

       The new terms and conditions of Satelindo's debts pursuant to the provisions of the MRA are summarized as follows (see Note 15):

       1. Ex-IBRA Term Loan

          The new terms and conditions of the facility are as follows:

                           Lender    IBRA
                           Principal U.S.$65,402
                           Interest  LIBOR plus 2.5%

       2. Term Loan with PT Bank Paribas--BBD

          The new terms and conditions of this facility are as follows:

                Facility Agent IntesaBci S.p.A, Singapore Branch
                Principal      U.S.$45,640
                Interest       LIBOR plus 2.5%

       3. GECA Credit

          The new terms and conditions of the facility are as follows:

                 Facility Agent Commerzbank AG, Frankfurt am Main
                 Principal      U.S.$108,008
                 Interest       2000-2003      : LIBOR plus 2.5%
                                2004           : LIBOR plus 4.5%
                                2005           : LIBOR plus 5.0%
                                2006           : LIBOR plus 5.5%

       4. Guaranteed Floating Rate Bonds

          The new terms and conditions of the facility are as follows:

                    Trustee   The Bank of New York
                    Principal U.S.$214,890
                    Interest  2000-2003    : LIBOR plus 2.5%
                              2004         : LIBOR plus 4.5%
                              2005         : LIBOR plus 5.0%
                              2006         : LIBOR plus 5.5%

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

30. DEBTS RESTRUCTURING (continued)

   The MRA includes provisions for mandatory prepayment (under certain conditions) and voluntary prepayments. On July 28, 2002, Satelindo made mandatory prepayments totalling U.S.$ 56,250 to all of the above lenders (see Note 15).

   The schedule of the repayment of the loans is as follows:

                                                       Guaranteed
                                                        Floating
                                    PT Bank     GECA      Rate
                         Ex--IBRA Paribas--BBD Credit    Bonds     Total
                         -------- ------------ ------- ---------- -------
       June 30, 2000       3,000      2,282         --       --     5,282
       December 31, 2000   3,000      2,282         --       --     5,282
       June 30, 2001       3,000      2,282         --       --     5,282
       December 31, 2001   3,000      2,282         --       --     5,282
       June 30, 2002      12,200      9,128         --       --    21,328
       December 31, 2002  12,200      9,128         --       --    21,328
       June 30, 2003      14,500      9,128         --       --    23,628
       December 31, 2003  14,502      9,128         --       --    23,630
       April 30, 2004         --         --     18,001       --    18,001
       October 31, 2004       --         --     18,001       --    18,001
       December 31, 2004      --         --         --   71,630    71,630
       April 30, 2005         --         --     18,001       --    18,001
       October 31, 2005       --         --     18,002       --    18,002
       December 31, 2005      --         --         --   71,630    71,630
       April 30, 2006         --         --     18,001       --    18,001
       October 31, 2006       --         --     18,002       --    18,002
       December 31, 2006      --         --         --   71,630    71,630
                          ------     ------    -------  -------   -------
       Total              65,402     45,640    108,008  214,890   433,940
                          ======     ======    =======  =======   =======

    b. Debt Facility with Alcatel CIT and Enkomindo

       In addition to the four loans above, Satelindo also converted a payable to Alcatel CIT and Enkomindo into a long-term debt facility, with details as follows:

                    Lender    Alcatel CIT and Enkomindo
                    Principal U.S.$116,000
                    Interest  2000 -2003 : LIBOR plus 2.50%
                              2004       : LIBOR plus 4.50%

   The regular repayment schedule for this debt facility is as follows:

                                              Amount
                                           ------------
                        March 31, 2000     U.S.$ 11,600
                        September 30, 2000       11,600
                        March 31, 2001           11,600
                        September 30, 2001       11,600
                        March 31, 2002           11,600
                        September 30, 2002       11,600
                        March 31, 2003           11,600
                        September 30, 2003       11,600
                        March 31, 2004           11,600
                        September 30, 2004       11,600
                                           ------------
                        Total              U.S.$116,000
                                           ============

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

31. TARIFF SYSTEM

    a. International telecommunications services

       The service rates ("tariffs") for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union ("ITU"). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone ("CCITT"). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

       The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right ("SDR") or the Gold franc that is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

       The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rate is generally higher than the accounting rate. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

    b. Cellular services

       Tariff for cellular providers are set on the basis of Regulation No. KM 27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed "Ministry of Communications"). Under this regulation, the cellular tariff consists of the following:

      .   Connection fee

      .   Monthly charges

      .   Usage charges

       The maximum tariff for connection fee is Rp 200,000 per new connection number. The maximum tariff for monthly charge is Rp 65,000. Usage charges consist of the following:

       1. Airtime

          The maximum airtime tariff charged for "origin" cellular is Rp 325/minute. The details of the tariff system are as follows:

      a.  Cellular to cellular   : 2 times airtime rate
      b.  Cellular to PSTN       : 1 time airtime rate
      c.  PSTN to cellular       : 1 time airtime rate
      d.  Card phone to cellular : 1 time airtime rate plus 41% surcharge

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

31. TARIFF SYSTEM (continued)

    b. Cellular services (continued)

       2. Usage

           a. Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

           b. Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call ("SLJJ") for a PSTN subscriber.

          The maximum tariff for active roaming is Rp 1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

          Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

32. INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The regulation has been updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribes interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN and other domestic PSTN.

Based on the decree of the Ministry of Communications, the interconnection tariff arrangement is as follows:

1. Structure of the Interconnection Tariff

    a. Between international and domestic PSTN

       Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the new interconnection tariffs are as follows:

                                             Tariff                      Basis
                                     ---------------------- -------------------------------
Access charge                        Rp 850 per call        Number of successful outgoing
                                                            and incoming calls
Usage charge                         Rp 550 per paid minute Duration of successful outgoing
                                                            and incoming calls
Universal Service Obligation ("USO") Rp 750 per call        Number of successful outgoing
                                                            and incoming calls

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

32. INTERCONNECTION TARIFFS (continued)

    1. Structure of the Interconnection Tariff (continued)

       a. Between international and domestic PSTN (continued)

          For a ten-year period effective January 1, 1995, the Company is exempted from the obligation to pay USO to Telkom.

          Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier's international telecommunications revenue.

       b. Between cellular telecommunications network and domestic PSTN

          Based on the Ministry of Tourism, Posts and Telecommunications Decree No. KM.46/PR.301/ MPPT-98 ("Decree No. 46") dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

          (1) Local Calls

              For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls. For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

          (2) SLJJ

              For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

              For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

       c. Between cellular telecommunications network and another cellular telecommunications network

          Based on Decree No. 46, the interconnection tariffs are as follows:

          (1) Local Calls

              For local calls from a cellular telecommunications network to another, the "origin" cellular operator pays the airtime to the "destination" cellular operator. If the call is carried by the PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

32. INTERCONNECTION TARIFFS (continued)

    1. Structure of the Interconnection Tariff (continued)

       c. Between cellular telecommunications network and another cellular telecommunications network (continued)

          (2) SLJJ

              For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

       d. Between international PSTN and cellular telecommunications network

          Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in "a" above. However, up to December 31, 2002, as agreed mutually with the cellular telecommunications operators, Satelindo and the Company still applied the original contractual sharing agreements regarding the interconnection tariffs (see Note 33).

       e. Between international gateway exchanges

          Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

    2. Revenue Sharing

       Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be arranged by the Director General of Post and Telecommunications.

33. INTERCONNECTION AGREEMENTS WITH SEVERAL CELLULAR TELECOMMUNICATIONS
    OPERATORS

   The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or "Excelcom" and PT Komunikasi Selular Indonesia or "Komselindo" (for the interconnection agreement with Telkomsel, see Note
   26). The principal matters covered by the agreements are as follows:

  . The Company's and Satelindo's international gateway exchanges are interconnected with mobile cellular telecommunication operators' networks to make outgoing or receive incoming international calls through the Company's and Satelindo's international gateway exchanges.

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

33. INTERCONNECTION AGREEMENTS WITH SEVERAL CELLULAR TELECOMMUNICATIONS OPERATORS (continued)

  . The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators' revenues from the related services that are made through the Company's and Satelindo's international gateway exchanges.

  . Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with the above operators' network, enabling the above operators' customers to make calls/send short messages services ("SMS") to or receive calls/SMS from Satelindo's and IM3's customers.

  .   The agreements are renewable annually.

   As of December 31, 2002, there have been neither extensions nor terminations upon the expiration of the agreements. The Company, Satelindo and IM3 and the above operators still continue their business under the agreements by applying the original compensation formula.

   Interconnection revenues (net of interconnection charges) earned by the Company, Satelindo and IM3 from the operators are as follows:

                                    2000   2001   2002
                                   ------ ------ ------
                        Excelcom   13,615 27,828 23,898
                        Komselindo    657    481    554
                                   ------ ------ ------
                        Total      14,272 28,309 24,452
                                   ====== ====== ======

34. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

   The Companies' monetary assets and liabilities denominated in various foreign currencies as of December 31, 2002, converted into equivalent U.S. dollar, are as follows:

                                            Amount
                                            in U.S. Equivalent
                                            Dollar  Rupiah *)
                                            ------- ----------
                 2002
                 ----
                 Assets:
                 Cash and cash equivalents  136,130 1,216,995
                 Accounts receivable         67,926   607,258
                 Advances                     1,337    11,953
                 Other current assets         7,660    68,480
                 Non-current assets--others  10,833    96,847
                 Liabilities:
                 Short-term loan             25,000   223,500
                 Accounts payable            10,812    96,659
                 Procurement payable         51,180   457,549
                 Accrued expenses             5,312    47,489

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

34. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

                                                      Amount
                                                      in U.S. Equivalent
                                                      Dollar  Rupiah *)
                                                      ------- ----------
       2002
       ----
       Other current liabilities                       10,798    96,534
       Long-term debts (including current maturities) 302,344 2,702,958
       Bonds payable                                  181,280 1,620,645
       Other non-current liabilities                    1,442    12,892
                                                      ------- ---------
       Net liabilities position                       364,282 3,256,693
                                                      ======= =========

    *) translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

35. SEGMENT INFORMATION

   The Companies manage and evaluate their operations in three major reportable segments: international calls, cellular and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets.

   The accounting policies of the operating segments are the same as those described in "Summary of Significant Accounting Policies" (see Note 2s). Except for entities with one operating segment, interest income is not reported on an operating segment basis because cash and cash equivalents are aggregated and evaluated separately from business operations. Interest expense and Income Tax are also not reported on an operating segment basis because they are not considered in the performance evaluation by the Companies' management.

   Inter-segment pricing is determined on an arm's length basis.

   Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

   Consolidated information by industry segment follows:

                                          Major Segments
                                 -------------------------------- -------- ---------
                                          International            Other    Segment
                                 Cellular     Calls       MIDI    Services   Total
                                 -------- ------------- --------- -------- ---------
2000
----
Revenues from external customers    --      2,184,008     752,978  81,771  3,018,757
Intersegment revenues               --             --      21,238   5,275     26,513
Operating income (loss)             --      1,233,389     250,135  (6,484) 1,477,040
Depreciation                        --         97,053      87,569   5,230    189,852
Segment profit                      --      1,233,389     252,319   1,200  1,486,908
Segment assets                      --      1,733,333   1,059,295 195,185  2,987,813
Segment liabilities                 --        270,994     258,934 104,418    634,346
Expenditures for segment assets     --        108,439     183,312   6,383    298,134

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

35. SEGMENT INFORMATION (continued)

                                           Major Segments
                                 ----------------------------------
                                            International            Other    Segment
                                  Cellular      Calls       MIDI    Services   Total
                                 ---------- ------------- --------- -------- ----------
2001
Revenues from external customers  1,786,102   2,167,165   1,188,665 114,645   5,256,577
Intersegment revenues                16,195       9,673      83,577   8,996     118,441
Operating income (loss)             455,436   1,035,867     343,602  (3,395)  1,831,510
Depreciation                        703,600     136,332     167,228   4,459   1,011,619
Segment profit (loss)               217,600   1,007,901     295,358 (40,916)  1,479,943
Segment assets                    9,177,680   2,623,155   2,549,027 150,153  14,500,015
Segment liabilities               1,285,854     811,225     503,588  94,984   2,695,651
Expenditures for segment assets   7,670,744     647,226     684,323 469,889   9,472,182

2002
Revenues from external customers  3,326,927   2,150,837   1,386,028  99,046   6,962,838
Intersegment revenues                55,275      12,898     122,990   4,693     195,856
Operating income (loss)             761,950     953,415     176,104  (3,561)  1,887,908
Depreciation                      1,285,387     169,655     265,637   3,254   1,723,933
Segment profit                      180,029     904,393     141,890   3,306   1,229,618
Segment assets                   12,916,875   2,197,514   3,030,450 142,780  18,287,619
Segment liabilities               5,046,838     899,781     670,009  57,987   6,674,615
Expenditures for segment assets   5,874,082     101,718     451,987  16,525   6,444,312

   Reconciliations:

                                                 2000       2001       2002
                                              ---------  ---------  ---------
  Revenues
  Total revenues for reportable segments      2,936,986  5,141,932  6,863,792
  Other revenues                                 81,771    114,645     99,046
  Elimination of intersegment revenues          (26,513)  (118,441)  (195,856)
                                              ---------  ---------  ---------
  Net Revenues *)                             2,992,244  5,138,136  6,766,982
                                              =========  =========  =========
  Operating Income
  Total operating income for reportable
   segments                                   1,483,524  1,834,905  1,891,469
  Other operating loss                           (6,484)    (3,395)    (3,561)
  Elimination of intersegment revenues          (26,513)  (118,441)  (195,856)
  Elimination of intersegment operating
   expenses                                      24,782    115,735    219,785
                                              ---------  ---------  ---------
   Operating Income *)                        1,475,309  1,828,804  1,911,837
                                              =========  =========  =========
  Profit (Loss)
  Total profit for reportable segments        1,485,708  1,520,859  1,226,312
  Other profit (loss)                             1,200    (40,916)     3,306
  Elimination of intersegment profit            (62,222)  (467,839)  (440,168)
  Unallocated amounts:
   Interest income                              154,299    609,626    751,416
   Gain on foreign exchange--net                464,675    513,924    382,023
   Equity in net income
     of associated companies                    137,481    590,024    486,801
   Interest expense                              (5,261)  (389,384)  (543,054)
   Consultancy fees                                  --   (259,811)        --
   Provision for doubtful interest receivable
     from convertible bonds                          --    (19,650)  (287,792)
   Other income (expenses)--net                 177,236     81,614   (235,303)
                                              ---------  ---------  ---------
  Income Before Income Tax *)                 2,353,116  2,138,447  1,343,541
                                              =========  =========  =========

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

35. SEGMENT INFORMATION (continued)

                                              2000       2001         2002
                                           ---------  ----------  -----------
 Assets
 Total assets for reportable segments      2,792,628  14,349,862   18,144,839
 Other assets                                195,185     150,153      142,780
 Elimination of intersegment assets         (386,133) (6,968,336) (10,896,670)
 Other unallocated amounts                 4,712,804  14,817,021   14,661,516
                                           ---------  ----------  -----------
 Total Assets *)                           7,314,484  22,348,700   22,002,465
                                           =========  ==========  ===========
 Liabilities
 Total liabilities for reportable segments   529,928   2,600,667    6,616,628
 Other liabilities                           104,418      94,984       57,987
 Elimination of intersegment liabilities      40,182     (33,287)    (109,991)
 Other unallocated amounts                 3,281,047   8,946,633    4,834,439
                                           ---------  ----------  -----------
 Total Liabilities *)                      3,955,575  11,608,997   11,399,063
                                           =========  ==========  ===========

*  as reflected in the consolidated balance sheets/statements of income

36. CURRENT ECONOMIC CONDITION

   Indonesia continues to experience economic difficulties due to volatile exchange rates and interest rates, general price increases of commodities and services, lack of liquidity and tightening of available credit. These factors have slowed down economic activities.

   In response to these economic events, the Companies have adopted more stringent criteria in the evaluation of their investment activities, intensified their collection efforts and implemented a cost-consciousness program. In addition, Satelindo also restructured its loans from its creditors in May 2000 and increased its investment, primarily in the cellular business, after the limit on the allowable amount for annual capital expenditures has been waived by the creditors (see Note 15). The Companies will continue to adopt these measures and will initiate other measures to address the economic difficulties.

   The resolution of the current economic difficulties depends on the fiscal, monetary and other measures that have been and will be taken by the Government, actions which are beyond the Companies' control. It is not possible to determine the future effects a continuation of the current economic condition may have on the Companies' liquidity and earnings, including the effect flowing through from its customers, suppliers and stockholders.

37. SUBSEQUENT EVENTS

    a. As of February 27, 2003, the average buying and selling rate of bank notes published by Bank Indonesia is Rp 8,902 to U.S.$ 1, while as of December 31, 2002, the average buying and selling rate was Rp 8,940 to U.S.$ 1. On the basis of the rate as of February 27, 2003, the Companies earned foreign exchange gain amounting to approximately Rp 13,843 on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2002 (see Note 34).

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

37. SUBSEQUENT EVENTS (continued)

   The commitments for the capital expenditures and operating leases denominated in U.S. dollar as of December 31, 2002 as disclosed in Note 29 would approximate Rp 1,191,168 and Rp 18,160, respectively, if translated at the rate as of February 27, 2003.

    b. On February 7, 2003, the Investment Coordinating Board, in its letter No. 14/V/PMA/2003, approved the change of the Company's status to become a Foreign Capital Investment Company.

    c. Based on a resolution at Primasel's Stockholders' Extraordinary Meeting held on January 23, 2003, the stockholders agreed to liquidate Primasel, effective February 1, 2003.

    d. On February 6, 2003, the DGPT granted a license to Satelindo to provide network access point ("NAP") services through its letter No. 03/DIRJEN/2003.

38. RECLASSIFICATION OF ACCOUNTS

   Following are the accounts in the 2001 consolidated financial statements (before restatements) which have been reclassified to conform with the presentation of accounts in the 2002 consolidated financial statements unless otherwise stated:

          No.  As Previously Reported     As Reclassified     Amount
          --- ------------------------ --------------------- ---------
          1.  Cash and cash            Non-current assets--
              equivalents              others                    4,750
          2.  Accounts receivable--
              others                   Other current assets      9,249
          3.  Advances                 Long-term advances       54,468
          4.  Prepaid expenses and
              other                    Prepaid taxes and
              current assets           expenses                189,622
                                       Other current assets      4,327
          5.  Due from related parties Accounts receivable--
                                       others--related party 2,418,830
                                       Other current assets     14,786
          6.  Non-current assets--
              others                   Long-term advances      148,499
                                       Other current assets     37,100
          7.  Accrued expenses         Other non-current
                                       liabilities             109,142
          8.  Deposit from customers   Other non-current
                                       liabilities              17,456

These consolidated financial statements are originally issued in Indonesian language.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 2001 and 2002
                       With Comparative Figures for 2000
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

38. RECLASSIFICATION OF ACCOUNTS (continued)

   No.    As Previously Reported             As Reclassified         Amount
   --- ----------------------------- ------------------------------- -------
   9.  Other current liabilities     Procurement payable             988,512
                                     Other non-current
                                      liabilities                      1,378
   10. Operating revenues--          Operating expenses--
        international calls           compensation to
                                      telecommunications
                                      carriers and service
                                      providers                        4,844
   11. Operating revenues--          Operating revenues--
        international calls           MIDI                            41,078
   12. Operating expenses--          Operating revenues--
        compensation to               cellular                       114,647
        telecommunications           Operating expenses--
        carriers and service         other costs of services          10,667
        providers
   13. Operating expenses--          Operating expenses--
        administration and general    personnel costs                 15,962
   14. Operating expenses--marketing Operating expenses--
                                      other costs of services         20,948
   15. Operating expenses--swap cost Other income (expenses)--
                                      others--net                     13,595
   16. Other income (expenses)--     Provision for doubtful interest
        others--net                   receivable from convertible
                                      bonds                           19,650
                                     Other income (expenses)--
                                      interest income                 10,500